As filed with the Securities and Exchange Commission on August 20, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTEGRIS METALS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	5051	02-0727436
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

455 85th Avenue N.W.

Minneapolis, Minnesota 55433

Telephone: (763) 717-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Louis F. Terhar

President and Chief Executive Officer

Integris Metals Corporation

455 85th Avenue N.W.

Minneapolis, Minnesota 55433

Telephone: (763) 717-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard B. Aftanas Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000 Facsimile: (212) 735-2000	Andrew R. Keller Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee
Common Stock, $.01 par value (including preferred stock purchase rights)(3)	$100,000,000	$12,670

(1)	Includes Common Stock, if any, that may be sold pursuant to the underwriters’ over-allotment option.
(2)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	Rights initially will trade together with the common stock. The value attributable to the rights, if any, will be reflected in the market price of the common stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to completion, dated August 20, 2004

Prospectus

             Shares

Integris Metals Corporation

Common Stock

This is an initial public offering of shares of common stock of Integris Metals Corporation.

Subsidiaries of Alcoa Inc. and BHP Billiton Plc, the selling stockholders, are selling              shares of our common stock. We will not receive any proceeds from the sale of the shares of common stock being offered hereby, unless the underwriters exercise their option to purchase additional shares.

Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $             and $             per share. We intend to list shares of our common stock on the New York Stock Exchange under the symbol “IMC.”

Investing in our common stock involves risks. Please read “ Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters may also purchase from us up to an additional              shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

Deutsche Bank Securities	JPMorgan

The date of this prospectus is                     , 2004.

[GRAPHICS]

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Until                     , 2004 (25 days after the commencement of this offering), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SOURCES OF MARKET AND INDUSTRY DATA

This prospectus includes market share and industry data and forecasts that we have obtained from internal company surveys, market research, consultant surveys, publicly available information and various industry publications. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. In addition, we do not know what assumptions regarding general worldwide or country-specific economic growth were used in preparing the forecasts obtained from third-party sources cited in this prospectus. Except where otherwise noted, statements regarding our position relative to our competitors or as to market share refer to recently available data.

ii

PROSPECTUS SUMMARY

This summary highlights only selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Forward-Looking Statements” and the consolidated financial statements beginning on page F-1 before investing in our common stock. In this prospectus, unless the context otherwise requires, “we,” “us,” “our,” “Integris” and “Integris Metals” and similar terms refer to Integris Metals Corporation and its consolidated subsidiaries. Unless the context otherwise requires, “Alcoa” refers to Alcoa Inc. and its subsidiaries and affiliates, “BHP Billiton” refers to BHP Billiton Plc and BHP Billiton Limited and their respective subsidiaries and affiliates.

Our Business

Integris Metals is the fourth largest metals service center in North America with leading market positions in aluminum and stainless steel. We have one of the broadest networks of metals processing and distribution facilities in the industry with three dedicated processing centers and 59 branches located throughout the United States and Canada, covering key industrial regions. We sell our products and services to many industries, including fabricated metal products, industrial machinery, commercial transportation, electrical equipment and appliances and building and construction.

In fiscal year 2003, we generated revenue of $1.5 billion, net income of $10.9 million and earnings before interest, taxes, depreciation and amortization, or EBITDA, of $42.8 million. Improving market conditions in 2004, as evidenced by higher industrial demand and metals prices, have positively impacted our year-to-date financial performance. In the first half of fiscal year 2004, we generated revenue of $969.5 million, net income of $33.5 million and EBITDA of $64.8 million as compared to revenue of $755.7 million, net income of $6.9 million and EBITDA of $23.3 million generated in the first half of fiscal year 2003.

Our product mix is predominantly comprised of aluminum and stainless steel in all product forms, which together accounted for approximately 85% of our sales during fiscal year 2003. According to industry data, since 1990, the growth in distributor shipments for aluminum and stainless steel has outpaced the growth in distributor shipments for carbon steel and we believe this trend will continue. Moreover, many industry analysts indicate that the aluminum and stainless steel sectors are experiencing an early cycle recovery and are forecasting continued growth and favorable price fundamentals for these metals over the next few years.

We process metal for a broad array of end-uses at our dedicated processing centers and many of our branches. We perform a combination of finishing processes such as leveling, cutting-to-length, polishing, slitting, shearing, blanking, precision sawing and plasma and waterjet cutting to exact specifications, providing customized solutions to our customers. To help our customers reduce their costs, we also provide additional value-added services such as just-in-time inventory management, logistics management, quality control services, cost reduction initiatives and engineering support.

In 2003, we served more than 20,000 customers through our extensive geographic network. Our customers range in size from large national manufacturers to local, independently owned fabricators and machine shops. Our geographic network and customization capabilities allow us to serve some of the largest, most demanding manufacturing companies in North America by providing a consistent standard of products and services across our multiple locations.

Integris was formed in November 2001 through the combination of the metals service center businesses of Alcoa and BHP Billiton.

Our Industry

Metals service centers serve as a key intermediary in the metals industry. Metal producers are configured to manufacture and sell products in large volumes, while end-users often lack the ability to purchase and process large quantities of metal. Accordingly, metals service centers aggregate end-users’ demand, purchase metal in bulk to take advantage of economies of scale and then process and sell metal to meet specific customer requirements.

Although consolidation has led to the emergence of a few large companies, the metals distribution industry remains highly fragmented, with more than 1,300 participants throughout North America. In 2003, the top ten metals distribution industry participants accounted for approximately 28% of total estimated industry sales of $50 billion.

Our Strengths

Well positioned to capitalize on improving business conditions in aluminum and stainless steel

Our product mix is predominantly comprised of aluminum and stainless steel, for which we have leading market positions. According to industry data, the growth in distributor shipments for aluminum and stainless steel has outpaced the growth in distributor shipments for carbon steel since 1990 and we believe this trend will continue. Moreover, many industry analysts indicate that the aluminum and stainless steel sectors are experiencing an early cycle recovery and are forecasting continued growth and favorable price fundamentals for these metals over the next few years. As the leading metals service center in aluminum and stainless steel, we believe we possess the processing, procurement and distribution capabilities to capitalize on any growth in demand and price increases for these metals.

A broad and diverse customer base

We serve a large, well-established customer base of more than 20,000 customers located throughout North America. Our customer base spans many industries, including fabricated metal products, industrial machinery, commercial transportation, electrical equipment and appliances and building and construction. The diversity in our customer base helps to insulate us from regional and industry-specific market downturns.

Strong supplier relationships

We believe that we are the largest metals service center customer of the major North American aluminum and stainless steel producers. We have maintained strong relationships with our suppliers through periods of robust and weak demand. Our scale and strong supplier relationships benefit us particularly in times of tight supply. Furthermore, to the extent metal producer consolidation continues, we believe we will remain an important customer and will continue to receive a sufficient supply of metal at competitive terms.

Extensive, low cost network of processing and distribution capabilities

Our three dedicated processing centers support our 59 branches and are strategically located to process and deliver large volumes of metal. These processing centers permit us to produce standardized products in large volumes while maintaining low operating costs. Many of our branches also possess local processing capabilities, which permit us to provide customized products and solutions to local customers on a smaller scale while maintaining timely deliveries. Our extensive distribution capabilities, which include a fleet of approximately 330 trucks, allow us to meet our customers’ just-in-time delivery demands efficiently.

A balanced business model

We broadly categorize our sales as transactional and program sales, each of which contributes to our success. Higher margin transactional sales involve the sale of relatively small amounts of metals in one-off type transactions. Program sales consist of selling larger volumes of metals to larger customers, typically under negotiated supply agreements. Our more stable program sales provide the following benefits:

•	insulate us against short-term economic slow-downs;

•	enable us to forecast purchasing volumes more accurately; and

•	assist us in our negotiations with key suppliers.

We believe that this balanced mix of transactional and program sales will allow us to maintain greater stability in sales as we expand our customer base.

Strong balance sheet and working capital management practices

We are not burdened by excessive debt and we maintain adequate borrowing availability to meet the needs of our business. Our financial flexibility provides the ability to capitalize on market developments and pursue selected growth opportunities.

We take a disciplined approach to working capital management by:

•	managing our inventory using a centralized inventory tracking program, as evidenced by one of the best inventory turn rates in the industry; and

•	effectively managing our accounts receivable with a centralized credit department.

Strong executive management team

Our management team is composed of experienced managers who have demonstrated the ability to grow our business through organic and strategic initiatives. We successfully completed the complex combination of the metals service center businesses of Alcoa and BHP Billiton to create Integris, which we believe to be the largest transaction in the metals distribution industry in recent history. Moreover, we successfully completed a number of bolt-on acquisitions prior to the creation of Integris.

Our Strategy

Develop new value-added products and services

We are developing new capabilities designed to grow the business. These capabilities generally focus on two areas:

•	delivering more advanced processed metal on a just-in-time basis; and

•	providing related value-added services.

In developing these related value-added services, we intend to capitalize on our expertise in supply chain management and our value-added processing capabilities to provide our customers with lower cost alternatives to their existing practices. We believe that by offering greater value-added services, we will be able to grow our revenue both from sales of metals products and from services as customers further outsource certain aspects of their operations. We believe we can successfully pursue this strategy without significant capital investment.

Selectively broaden our product offerings

In response to customer feedback, we believe that we have an opportunity to expand our product mix both in terms of metal types and product forms. For example, though we view the long-term growth prospects of aluminum and stainless steel as generally more attractive than those of carbon steel, we believe we can leverage our existing carbon steel capabilities and expertise to grow our carbon steel offerings profitably without significant capital expenditures.

Pursue disciplined and opportunistic acquisitions

We intend to strengthen our leading position in aluminum and stainless steel while expanding our product coverage as new markets or demand from our customers develops. As part of our strategy, we plan to pursue acquisitions and strategic alliances that offer particular geographic coverage or product or other expertise. We intend to evaluate each potential strategic alliance or acquisition by applying a disciplined, analytic approach and subsequently applying our proven skills in integrating businesses.

Our principal executive offices are located at 455 85th Avenue N.W., Minneapolis, Minnesota 55433. Our telephone number is (763) 717-9000 and our website is www.integrismetals.com. The information on our website is not part of this prospectus.

Integris Metals, Inc., our operating entity, was formed in November 2001 under New York law. In connection with this offering, we intend to establish a holding company structure. Integris Metals Corporation will hold as its sole operating subsidiary Integris Metals, Inc. The shares in this offering are those of the holding company. Integris Metals Corporation was formed in July 2004 under Delaware law. Unless otherwise indicated, the information contained in this prospectus assumes these transactions have taken place. Our financial statements included elsewhere in the prospectus for periods subsequent to November 1, 2001, are those of Integris Metals, Inc., and for periods prior to November 1, 2001, are those of the metals distribution businesses of NAMD, Inc., or NAMD, and Reynolds Aluminum Supply Company, or RASCO, our predecessors.

The Offering

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering if the over-allotment option is not exercised	shares

Use of proceeds	We will not receive any proceeds from sales of common stock by the selling stockholders.

If the over-allotment option is exercised, we will receive the proceeds from the sale of shares to cover the over-allotment option. We intend to use these proceeds, if any, for general corporate purposes, which may include repayment of borrowings under our senior secured credit facility.

Dividend policy

We intend to pay quarterly cash dividends on our common stock at an initial rate of $             per share of common stock ($             per annum), commencing in                     , 2005. The declaration and payment of future dividends will be at the discretion of our board of directors and will depend upon many factors, which are described under “Dividend Policy” elsewhere in this prospectus.

Proposed New York Stock Exchange listing	We intend to apply for listing of our common stock on the New York Stock Exchange under the symbol “IMC.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should carefully consider before investing in our common stock.

Unless we specifically state otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full,              shares of common stock will be outstanding after this offering.

The aggregate number of shares of common stock to be outstanding after this offering excludes                      additional shares available for future issuance under our stock incentive plan.

Summary Consolidated and Combined Financial Data

The following tables set forth summary consolidated and combined financial data for our operations as of and for the periods ended at the dates indicated. You should read this summary historical financial information together with “Selected Consolidated and Combined Financial Data,” the consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our fiscal year is composed of 52 or 53 weeks ending on the Friday closest to December 31. We derived the summary consolidated financial data for the 52 weeks ended January 2, 2004 (“fiscal year 2003”), and the 53 weeks ended January 3, 2003 (“fiscal year 2002”), and for the period from November 1, 2001, the date of our formation, through December 28, 2001, from our audited consolidated financial statements included elsewhere in this prospectus. We were created on November 1, 2001, through a combination of NAMD (the metals service center business of BHP Billiton) and RASCO (the metals service center business of Alcoa). Prior to June 30, 2001, NAMD was wholly owned by Billiton Plc. Effective June 30, 2001, Billiton Plc entered into a merger with BHP Limited creating BHP Billiton. Accordingly, we have derived the summary combined financial data for the six-month and four-month periods ended June 30, 2001, and October 31, 2001, respectively, from NAMD’s audited financial statements included elsewhere in this prospectus. In addition, we have derived the summary combined financial data for the ten-month period ended October 31, 2001, from RASCO’s audited financial statements included elsewhere in this prospectus.

We derived the summary consolidated financial data for the 26-week periods ended July 4, 2003 (“six months ended July 4, 2003”), and July 2, 2004 (“six months ended July 2, 2004”), from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair statement of our results of operations and financial condition for these periods and as of such dates. The results for the six months ended July 2, 2004, are not necessarily indicative of results to be expected for the full year.

	NAMD		RASCO	Integris
(dollars in thousands)	January 1, 2001 Through June 30, 2001	July 1, 2001 Through October 31, 2001	January 1, 2001 Through October 31, 2001	November 1, 2001 Through December 28, 2001	Fiscal Year 2002	Fiscal Year 2003	Six Months Ended July 4, 2003	Six Months Ended July 2, 2004
Statements of Operations Data:	Combined	Combined	Combined	Consolidated
Net sales	$533,478	$317,633	$645,949	$221,048	$1,520,332	$1,494,088	$755,737	$969,482
Cost of sales	449,774	268,473	543,890	183,566	1,242,683	1,248,911	631,008	786,565

Gross profit	83,704	49,160	102,059	37,482	277,649	245,177	124,729	182,917
Selling, general and administrative expenses	70,313	42,539	98,358	42,156	242,604	217,619	109,379	124,597
Restructuring and other related costs	—	—	—	6,900	8,946	1,123	212	1,434

Operating income (loss)	13,391	6,621	3,701	(11,574)	26,099	26,435	15,138	56,886
Interest expense (income), net	8,711	3,971	—	1,332	8,381	10,340	5,067	4,910
Other expense (income), net	(447)	3,910	—	834	(1,054)	(51)	—	116

Income (loss) before income taxes	5,127	(1,260)	3,701	(13,740)	18,772	16,146	10,071	51,860
Income tax provision (benefit)	3,993	1,760	1,410	(3,716)	8,889	5,219	3,188	18,377

Net income (loss)	$1,134	$(3,020)	$2,291	$(10,024)	$9,883	$10,927	$6,883	$33,483

Statements of Cash Flow Data:
Cash flows from operating activities	$28,254	$15,462	$56,372	$(26,997)	$41,958	$3,732	$(13,767)	$(54,706)
Cash flows from investing activities	(3,275)	(2,687)	(3,738)	(3,526)	(6,516)	(8,241)	(3,364)	(2,673)
Cash flows from financing activities	(16,107)	(9,376)	(55,376)	18,210	(35,418)	(1,068)	10,852	61,132

Other Financial Data (unaudited):
Capital expenditures	$5,295	$2,687	$3,738	$1,589	$8,948	$16,384	$10,015	$3,373
EBITDA (1)	19,040	6,462	8,066	(9,885)	43,355	42,761	23,326	64,763

	NAMD	RASCO	Integris
(dollars in thousands)	October 31, 2001	October 31, 2001	December 28, 2001	January 3, 2003	January 2, 2004	July 4, 2003	July 2, 2004
Balance Sheet Data:	Combined	Combined			Consolidated
Adjusted working capital (2)	$235,832	$156,222	$375,068	$323,092	$362,056	$371,445	$458,071
Cash and cash equivalents	16,669	1,831	6,975	6,904	2,847	1,363	7,324
Total assets	474,432	299,836	730,105	679,716	687,709	688,760	825,000
Total long term debt	60,000	—	110,000	109,789	167,028	150,982	234,397
Divisional / Stockholders’ equity	155,962	215,741	298,004	306,611	333,951	332,013	358,911

(1)	EBITDA represents net earnings before interest, provision for income taxes and depreciation and amortization expense. EBITDA is not a financial measure that is in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and has been presented because we believe that investors use EBITDA to analyze our operating performance and our ability to incur and service indebtedness. EBITDA should not be considered in isolation or as a substitute for net earnings, net cash from operating activities or cash flow statement data prepared in accordance with GAAP. The following table reconciles EBITDA to the most directly comparable GAAP measure of profitability and liquidity, which we believe to be net income (loss) and cash flows from operating activities, respectively.

	NAMD		RASCO	Integris
(dollars in thousands)	January 1, 2001 Through June 30, 2001	July 1, 2001 Through October 31, 2001	January 1, 2001 Through October 31, 2001	November 1, 2001 Through December 28, 2001	Fiscal Year 2002	Fiscal Year 2003	Six Months Ended July 4, 2003	Six Months Ended July 2, 2004
	Combined	Combined	Combined			Consolidated
Net income (loss)	$1,134	$(3,020)	$2,291	$(10,024)	$9,883	$10,927	$6,883	$33,483
Income tax provision (benefit)	3,993	1,760	1,410	(3,716)	8,889	5,219	3,188	18,377
Interest expense, net	8,711	3,971	—	1,332	8,381	10,340	5,067	4,910
Depreciation and amortization	5,202	3,751	4,365	2,523	16,202	16,275	8,188	7,993

EBITDA	19,040	6,462	8,066	(9,885)	43,355	42,761	23,326	64,763
Working capital changes not included above	10,357	8,613	48,306	(18,149)	(6,480)	(42,803)	(38,687)	(121,603)
Other non cash reconciling items	(1,143)	387	—	1,037	5,083	3,774	1,594	2,134

Cash flows from operating activities	$28,254	$15,462	$56,372	$(26,997)	$41,958	$3,732	$(13,767)	$(54,706)

(2)	Adjusted working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding short-term debt). Adjusted working capital is not a GAAP financial measure and has been presented because we believe that adjusted working capital is a better measure of our operating efficiency and working capital management than working capital (or current assets less current liabilities). The following table reconciles adjusted working capital to working capital.

	NAMD	RASCO	Integris
(dollars in thousands)	October 31, 2001	October 31, 2001	December 28, 2001	January 3, 2003	January 2, 2004	July 4, 2003	July 2, 2004
	Combined	Combined			Consolidated
Current assets	$320,052	$221,494	$496,449	$449,625	$473,077	$471,508	$616,369
Current liabilities	(213,348)	(63,441)	(265,113)	(195,629)	(108,174)	(134,950)	(150,974)

Working capital	106,704	158,053	231,336	253,996	364,903	336,558	465,395
Cash and cash equivalents	(16,669)	(1,831)	(6,975)	(6,904)	(2,847)	(1,363)	(7,324)
Notes payable—related party	145,797	—	150,707	76,000	—	36,250	—

Adjusted working capital	$235,832	$156,222	$375,068	$323,092	$362,056	$371,445	$458,071

RISK FACTORS

Before investing in our common stock, you should carefully consider the risks described below and all other information contained in this prospectus, including the consolidated financial statements. Our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected by the following risks or other risks and uncertainties that we have not yet identified or that we currently consider to be immaterial. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to our Business and Industry

We operate in an industry that is subject to cyclical fluctuations and any general economic downturn could reduce our revenues and profitability, which could result in a negative impact on our stock price.

The metals service center industry is cyclical, impacted both by market demand and metals supply. In the fourth quarter of 2003, the North American metals distribution market began emerging from a prolonged downturn resulting from the broader manufacturing recession of 2001 to 2003. We cannot predict how long this recovery will continue, and we do not expect the cyclical nature of our industry to change.

Periods of strong and weak market demand are principally due to the cyclical nature of the industries in which end-users of metal operate and generally reflect broader macroeconomic trends in the manufacturing sector. Any significant slowdown in one or more of these industries could have an adverse effect on the demand for metals, resulting in lower prices for metals and reduced profitability for metals service centers such as our company. Even in periods of strong demand, however, an excess supply of metals could result in lower prices for metals and, as a result, adversely affect our profitability.

As a result of our industry’s volatility, we may have difficulty increasing or maintaining our level of sales or profitability.

The price volatility inherent in the metals markets could lead to significant losses for metals service centers, particularly during periods of rapid price decline.

Metals prices are volatile due to, among other things, significant excess capacity in times of reduced demand, foreign currency rates and foreign and domestic competition. Metals market price decreases usually require that we lower our selling prices to market prices. Because we maintain substantial inventories of aluminum, stainless steel and other metals in order to meet the just-in-time delivery requirements of our customers, a reduction in our selling prices could result in lower profit margins or, in some cases, losses.

Because of this volatility, working capital management and, in particular, inventory management, is a key profitability driver in the metals service center industry. We may not be successful in managing working capital in the future. Additionally, during periods of rapid price decreases we may be unable to lower our prices quickly enough to remain price competitive, which could have a material adverse effect on our sales volume.

An economic slowdown in China could depress metals prices, which could adversely impact our revenues, margins and profitability.

China is a large consumer of metals and metal products, which are integral to its current large scale industrial expansion. This large and growing demand for metals has significantly affected the global metals industry, diverting supply to China and, consequently, driving up prices for metals. Should China’s growth slow, its metals consumption would decrease and some of the supply it currently uses could be diverted to the U.S. and Canadian markets, thereby depressing metals prices. A decline in metals prices could adversely impact our revenues, margins and profitability.

Interruptions in sources of supply could have a material adverse effect on our results of operations.

We purchase our principal inventory, such as aluminum and stainless steel, from a limited number of producers. Purchases from our top 10 suppliers, including aluminum purchases from Alcoa, Alcan and Commonwealth Industries as well as stainless steel purchases from Allegheny Ludlum, North American Stainless and AK Steel, represented approximately 67% of our total 2003 cost of sales. Because we have a small number of large suppliers, we could be significantly and adversely affected if delivery were disrupted from a major supplier. Any interruption or reduction in the supply of these materials may make it difficult or impossible to satisfy our customers’ just-in-time delivery requirements and in some cases fulfill our supply commitments, which could have a material adverse effect on our results of operations.

Our future operating results may be materially and adversely affected if we are unable to pass price or operating cost increases on to our customers.

Raw materials prices, taxes, employee benefit and retirement costs and many other costs may increase at any time due to factors that may be beyond our control and our ability to predict. To the extent we are not able to pass on any increases in our raw materials prices or other costs to our customers, our results of operations may be materially and adversely affected.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose customers and our financial results may be negatively affected.

The metals distribution industry is highly fragmented and competitive, consisting of a large number of small companies and a few relatively large companies. It is estimated that the top ten metals distributors in North America accounted for approximately 28% of total industry sales in 2003. Some of our competitors are larger and may have greater financial and other resources than we do and can commit more resources to product and services development, manufacturing or acquisitions. If we are unable to compete effectively, we may lose customers and our financial results may be negatively affected.

Our efforts to introduce and promote new products and services may be unsuccessful.

A component of our strategy is to develop and expand new value-added products and services to sell in connection with our existing metals service center business. Demand for and market acceptance of new products and services is uncertain, with our success depending on various factors, including the degree to which our customers outsource their operations, the strength of the Integris Metals brand name and competitive conditions. Furthermore, developing new products and services may depend on our access to necessary capital and our ability to attract and retain qualified product and services design and marketing personnel. Our strategy may prove unsuccessful and may not improve our operating results, and our association with failed products and services could jeopardize other aspects of our business.

We may not be able to implement our acquisition strategy.

While we are not currently considering any acquisitions, our growth strategy contemplates that we may from time to time acquire complementary companies or businesses. We may not be able to identify suitable acquisition or strategic alliance candidates, obtain the capital necessary to pursue our acquisition strategy or complete acquisitions on satisfactory terms. Our credit agreement restricts our ability to make acquisitions. If companies are acquired, we may not be able to integrate or manage these businesses as anticipated at the time of acquisition so as to produce returns that justify the investment. Many of our competitors have also developed acquisition strategies and we may, therefore, experience competition in our effort to execute our acquisition strategy. As a result, we may be unable to make beneficial acquisitions or may have to pay more for the companies we are able to acquire.

Completing acquisitions could also result in the incurrence of additional debt as well as unforeseen contingent liabilities, which could have a material adverse effect on our business, financial condition or results of operations. We may also issue additional equity in connection with acquisitions, which would dilute our existing shareholders.

Our current infrastructure may be insufficient to support significant growth, resulting in additional investments.

Our ability to manage significant increased growth may require us to improve our operational and financial control systems, infrastructure and management information systems. Our current infrastructure and systems may be inadequate to support significant growth, and we may need to make additional systems and infrastructure investments.

We may not be able to retain or expand our customer base if North American manufacturing continues to erode.

Our customer base primarily includes manufacturing and industrial firms, some of which are, or have considered, relocating production operations overseas or outsourcing particular functions overseas. Some customers have closed as they were unable to compete successfully with overseas competitors. We do not currently have facilities outside the United States and Canada and, therefore, to the extent that our customers relocate or move operations overseas, we could lose their business.

We may be adversely affected by currency fluctuations in the U.S. dollar versus the Canadian dollar.

We have significant operations in Canada which incur the majority of their metal supply costs in U.S. dollars but earn the majority of their revenues in Canadian dollars. We may from time to time experience losses when the value of the U.S. dollar strengthens against the Canadian dollar, which could have a material adverse effect on our results of operations. In addition, we are subject to translation risk when we consolidate our Canadian subsidiary’s net assets into our balance sheet. Fluctuations in the value of the U.S. dollar versus the Canadian dollar could reduce the value of these assets as reported in our financial statements, which could, as a result, reduce our shareholders’ equity.

We are exposed to interest rate risk with respect to our debt, which could lead to an increase in interest expense.

We are subject to interest rate risk in connection with our borrowings under our senior secured credit facility. Interest rate changes could increase the amount of our interest payments, negatively affecting our future earnings and cash flows. A hypothetical change of 10.0% in our effective interest rate from July 2004 levels would increase or decrease interest expense by $0.9 million per year.

Our risk management strategies may result in losses.

We may use commodities contracts to minimize price volatility and supply risks. We may also use fixed-price and/or fixed-volume supplier contracts to offset contracts with customers. Additionally, we may use foreign exchange contracts and interest rate swaps to hedge our Canadian dollar and floating rate debt exposures. These risk management strategies pose certain risks, including the risk that losses on a hedge position may exceed the amount invested in such instruments. Moreover, a party in a hedging transaction may be unavailable or unwilling to settle its obligations, which could cause us to suffer corresponding losses. A hedging instrument may not be effective in eliminating all of the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of our use of such instruments.

Restrictions and covenants in our credit agreement limit our ability to take certain actions, and our failure to comply with these restrictions and covenants can have adverse consequences on us.

The credit agreement governing our senior secured credit facility contains restrictive covenants which, among other things, can limit or prohibit our ability to:

•	incur additional debt;

•	pay dividends or repurchase shares of capital stock;

•	make loans or investments;

•	sell assets;

•	acquire facilities or other businesses;

•	enter into sale and leaseback transactions;

•	enter into mergers and consolidations;

•	change the nature of our business; and

•	amend organizational documents, debt documents and other material agreements.

We are also subject to certain financial maintenance covenants in our credit agreement. Events beyond our control, such as prevailing economic conditions or changes in metals prices and changes in the competitive environment, could impair our operating performance, which could affect our ability to comply with the terms of our credit agreement. We cannot assure you that we will be able to comply with the provisions of our credit agreement. Breaching any of the covenants or restrictions or the failure to comply with our obligations after the lapse of any applicable grace periods could result in a default under the credit agreement. If there were an event of default, all amounts borrowed under our credit agreement could be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings outstanding under our credit agreement.

Damage to our computer hardware, infrastructure and software systems could harm our business.

The unavailability of any of our computer-based systems for any significant period of time could have a material adverse effect on our operations. In particular, our ability to manage inventory levels successfully largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the branch level, communicate customer information and aggregate daily sales, margin and promotional information. Difficulties associated with upgrades, installations of major software or hardware, and integration with new systems could have a material adverse effect on our results of operations. In addition, these systems are vulnerable to, among other things, damage or interruption from fire, flood, tornado and other natural disasters, power loss, computer system and network failures, operator negligence, physical and electronic loss of data, or security breaches and computer viruses.

We have centralized the majority of our computer systems in our corporate headquarters. It is possible that the backup facilities and other protective measures we take could prove to be inadequate. Moreover, it is possible that an event or disaster at our corporate headquarters could materially and adversely affect the performance of our company and the ability of each of our sites to operate efficiently.

The loss of services of our executive management team could harm our operations.

The success of our business may be dependent on the continued services of our executive management team. We cannot assure you that we will be able to retain our executive management team or attract suitable replacements or additional personnel if required. The loss of our executive management team’s services could have an adverse impact on our operations or financial condition.

We may face product liability claims that are costly and create adverse publicity.

If any of the products that we sell cause harm to any of our customers, we could be exposed to product liability lawsuits. If we are found liable under product liability claims, we could be required to pay substantial monetary damages. Further, even if we successfully defend ourselves against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business.

Any prolonged disruption at one of our three processing centers could harm our business.

We have three dedicated processing centers that permit us to produce standardized products in large volumes while maintaining low operating costs. Any prolonged disruption in the operations of any of these facilities, whether due to labor or technical difficulties, destruction or damage to any of the facilities or otherwise, could materially adversely affect our business and results of operations.

Labor disruptions could adversely affect operations.

As of July 2, 2004, we had approximately 2,400 employees, of which approximately 1,100 were office employees and approximately 1,300 were plant employees. Approximately 600 employees are covered by collective bargaining agreements, primarily with the International Brotherhood of Teamsters and United Steel Workers of America unions. We have entered into collective bargaining agreements with 21 union locals at 24 of our facilities that expire at various times over the next five years. During 2004 and 2005, contracts covering approximately 205 employees at six facilities are scheduled to expire or have expired. We cannot assure you that labor disruptions will not occur or that any of these contracts will be extended prior to their expiration. For example, the members of International Brotherhood of Teamsters Local 938, representing 81 employees in our Toronto facility, have been on strike since July 6, 2004. A widespread work stoppage could have a material adverse effect on our results of operations if it were to last for a significant period of time.

Certain employee retirement benefit plans are underfunded and the actual cost of those benefits could exceed current estimates.

Although we closed our defined benefit retirement program to new employees in July 2002, we are still required to provide retirement benefits to employees who began their employment with us prior to July 2002. Based on our October 1, 2003, valuation of projected benefit obligations, our pension plan has an unfunded liability of $49.0 million. Some of our employees may also be entitled to health care and life insurance benefits, generally referred to as other post employment benefits, or OPEB. Our OPEB plans currently have an unfunded liability of $56.9 million. We cannot assure you that the costs of the actual benefits will not exceed those projected or that future actuarial assessments of the extent of those costs will not exceed the current assessment. Under those circumstances, the adjustments required to be made to our recorded liability for these benefits could have a material adverse effect on our results of operations and financial condition and cash payments to fund these plans could have a material adverse effect on our cash flows.

We may be adversely affected by environmental, health and safety regulations or concerns, or other regulatory risks.

We are subject to extensive federal, state and local laws and regulations pertaining to pollution and protection of the environment and the health and safety of our employees. Some of these laws and regulations are subject to varying and conflicting interpretations. Compliance with many of these laws and regulations can be costly, and many laws and regulations also provide for substantial fines and potential criminal sanctions for violations. In addition, we cannot accurately predict future developments, which may include increasingly strict environmental, health or safety laws or regulations and inspection and enforcement policies, resulting in higher compliance costs. We cannot predict with certainty the extent of our future liabilities and costs under environmental, health and safety laws and regulations. These liabilities and costs may be material.

We attempt to identify and address environmental issues before acquiring properties and to use industry accepted operating and disposal practices regarding the management and disposal of hazardous wastes. Nevertheless, either we or others may have released hazardous materials on our properties or in other locations where hazardous wastes have been taken for disposal. We may be required by federal, state or provincial environmental laws to remove hazardous wastes or to remediate sites where they have been released. We could also be subjected to civil and criminal penalties for violations of those laws. In addition, we use and manage some hazardous waste, particularly certain solvents and hydraulic fluids, in our processing operations. Our costs to comply with laws relating to hazardous waste may adversely affect our earnings.

Our operating results may fluctuate depending on the season, and such fluctuations may affect our stock price.

A portion of our customers are in seasonal businesses, particularly customers in the construction industry. Revenues in the months of July, November and December traditionally have been lower than in other months because of a reduced number of shipping days and holiday closures for some customers. Consequently, our sales in the first two quarters of the year are usually higher than in the third and fourth quarters. As a result, analysts and investors may inaccurately estimate the effects of seasonality on our results of operations in one or more future quarters and, consequently, our operating results may fall below expectations, causing our stock price to decline.

Risks Related to our Common Stock and This Offering

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity. You may not, therefore, be able to resell your shares at or above the initial public offering price.

There is currently no public market for our common stock. An active trading market for our common stock may not develop. You may be unable to resell the common stock you buy at or above the initial public offering price. We will establish the initial public offering price through negotiations with the selling stockholders and the representatives of the underwriters. You should not view the initial public offering price as any indication of prices that will prevail in the trading market.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results;

•	actual or anticipated changes in our growth rates or our competitors’ growth rates;

•	conditions in our industry generally;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our inability to raise additional capital;

•	changes in metals prices; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

In addition, there may be significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. Therefore, you may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects or other factors.

Anti-takeover provisions in our charter documents and Delaware corporate law may make it difficult for our stockholders to replace or remove our current board of directors and could deter an unsolicited third party acquisition offer, which may adversely affect the marketability and market price of our common stock.

Provisions in our certificate of incorporation and by-laws and in Delaware corporate law could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

In addition, we have entered into a stockholder rights agreement that makes it more difficult for a third party to acquire us without the support of our board of directors and principal stockholders.

Our board of directors can issue preferred stock without stockholder approval of the terms of such stock.

Our certificate of incorporation authorizes our board of directors, without stockholder approval, to issue up to              million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series. Our board of directors can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without stockholder approval. No shares of preferred stock are currently outstanding and, except as otherwise described in “Description of Capital Stock—Rights Plan,” we have no present plan to issue any shares of preferred stock.

Future sales of our common stock in the public market could lower our stock price even if our business is doing well.

We may sell additional shares of common stock in subsequent public offerings. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock even if our business is doing well. Upon completion of this offering, assuming that the underwriters do not exercise their over-allotment option,              shares of our common stock will be outstanding. Prior to this offering, we and our directors and officers will have agreed with the underwriters to a “lock-up” period, meaning that we and our directors and officers may not sell or otherwise transfer or dispose of, directly or indirectly, any of our shares of our common stock without the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. until 180 days after the date of this prospectus.

We may not be able to pay dividends in the future.

Our board of directors currently intends to pay quarterly cash dividends on our common stock at an initial rate of $              per share of common stock ($              per annum), commencing in                     , 2005. The declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including the dividend restrictions in our senior secured credit facility described below and our net income, financial condition, cash requirements, future prospects and any other factors deemed relevant by our board of directors. See “Dividend Policy.”

We are a holding company. Accordingly, our ability to pay dividends is dependent upon the earnings of our subsidiaries, including our operating subsidiary, Integris Metals, Inc., and the distribution of such earnings to us. Our subsidiaries’ ability to make dividend payments or other distributions to us may be restricted by their obligations to their creditors. Our credit agreement prohibits Integris Metals, Inc. from making any distributions unless there is at least $50.0 million available to be borrowed under the senior secured credit facility and limits the amount of such distributions to not more than 25.0% of consolidated net income in the last 12 months.

The proceeds from this offering will not be available to us.

The selling stockholders will receive all net proceeds from the sale of their shares of our common stock in this offering. Accordingly, unless the over-allotment option is exercised, proceeds from this offering will not be available to us to finance our operations, capital expenditures or investment activities.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “will” or similar terms. These statements speak only as of the date of such statements and we undertake no ongoing obligation, other than that imposed by law, to update these statements.

We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	changes in general economic and business conditions, especially an economic downturn in the United States and Canada;

•	changes in metals commodity prices;

•	changes in currency exchange rates and interest rates;

•	introduction of competing products;

•	lack of acceptance of new services or products;

•	competitive pressures on the transactional sales and margins, and competition from new market participants for our program sales; and

•	inability to meet performance enhancement objectives, including efficiency and cost reduction strategies.

The review of important factors above is not exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus. You are urged to consider these factors carefully and the “Risk Factors” that appear elsewhere in this prospectus. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

USE OF PROCEEDS

All the common stock to be sold in this offering, other than pursuant to the over-allotment option, is being sold by the selling stockholders. Consequently, we will not receive any proceeds from the sale of common stock by the selling stockholders.

The underwriters may exercise an over-allotment option, pursuant to which we will issue up to              shares of our common stock that the underwriters may sell. If the underwriters exercise their over-allotment option in full, our net proceeds from the sale of              shares of common stock in this offering are estimated to be approximately $              million, assuming an initial public offering price of $              per share, which is the mid-point of the estimated offering price range shown on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and the estimated offering expenses, which are payable by us. We intend to use any proceeds we receive from the exercise of the over-allotment option for general corporate purposes, which may include repayment of borrowings under our senior secured credit facility.

We have a $350.0 million senior secured credit facility with a syndicate of financial institutions, pursuant to a credit agreement dated as of August 19, 2002. As of July 2, 2004, $234.4 million was outstanding under our senior secured credit facility, and we had an additional $7.1 million of letters of credit outstanding. Borrowings under the senior secured credit facility bear interest, at our option, at either the London InterBank Offered Rate, or LIBOR, plus a margin or the prime rate plus a margin. The margin charged is based on our overall leverage ratio. The senior secured credit facility terminates August 26, 2006.

We will pay certain expenses related to this offering estimated at approximately $            .

DIVIDEND POLICY

We intend to pay quarterly cash dividends on our common stock at an initial rate of $              per share of common stock ($              per annum), commencing                     , 2005. The declaration and payment of dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

Our credit agreement prohibits us from making any distributions or paying any dividends to holders of our common stock, unless there is at least $50.0 million of unused availability under the senior secured credit facility, and limits the amount of such distributions to not more than 25.0% of consolidated net income in the last 12 months. In addition, we may in the future issue or enter into other debt instruments or agreements that could further limit our ability to pay dividends. We do not believe that the limitation contained in our current credit agreement will limit our ability to pay our proposed quarterly cash dividend of $              per share of common stock in accordance with our stated dividend policy, even assuming the exercise in full of the underwriters’ option to purchase additional shares and exercise of all outstanding options.

CAPITALIZATION

The following table sets forth our capitalization as of July 2, 2004:

•	on an actual basis; and

•	as adjusted to reflect this offering assuming the underwriters exercise their over-allotment option in full and all proceeds from the over-allotment option are used to pay down long-term borrowings.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements included elsewhere in this prospectus.

	As of July 2, 2004
(dollars in thousands)	Actual	As adjusted
Debt:
Notes payable—noncurrent	$234,397	$

Total long-term debt	234,397

Common stockholders’ equity:
Common stock, shares authorized, par value $.01, shares issued and outstanding
Additional paid-in capital	317,616
Retained earnings	37,853
Accumulated other comprehensive income	3,442

Total stockholders’ equity	358,911

Total capitalization	$593,308	$

SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA

The following table sets forth selected consolidated and combined financial data for our operations as of and for the periods ended at the dates indicated. You should read this summary historical financial information together with the consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our fiscal year is composed of 52 or 53 weeks ending on the Friday closest to December 31. We derived the selected consolidated financial data for fiscal year 2003 and fiscal year 2002, and for the period from November 1, 2001, the date of our formation, through December 28, 2001, from our audited consolidated financial statements included elsewhere in this prospectus. We were created on November 1, 2001, through a combination of NAMD (the metals service center business of BHP Billiton) and RASCO (the metals service center business of Alcoa). Prior to June 30, 2001, NAMD was wholly owned by Billiton Plc. Effective June 30, 2001, Billiton Plc entered into a merger with BHP Limited creating BHP Billiton. Accordingly, we have derived the selected combined financial data for the six-month and four-month periods ended June 30, 2001, and October 31, 2001, respectively, from NAMD’s audited financial statements included elsewhere in this prospectus. In addition, we have derived the selected combined financial data for the ten-month period ended October 31, 2001, from RASCO’s audited financial statements included elsewhere in this prospectus.

We derived the selected consolidated financial data for the six months ended July 4, 2003, and the six months ended July 2, 2004, from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair statement of our results of operations and financial condition for these periods and as of such dates. The results for the six months ended July 2, 2004, are not necessarily indicative of results to be expected for the full year.

Prior to fiscal year 2001, NAMD consisted of Vincent Metal Goods, a division of Rio Algom, Inc., a wholly owned subsidiary of Rio Algom Limited, and Atlas Ideal Metals, also a wholly owned subsidiary of Rio Algom Limited. Effective October 6, 2000, Billiton Plc purchased Rio Algom Limited. NAMD’s unaudited selected financial data for the year ended December 31, 1999, and the periods ended October 6, 2000, and December 31, 2000, have been derived from the accounting records of Rio Algom, Inc. and Atlas Ideal Metals. Prior to fiscal year 2001, RASCO consisted of Reynolds Aluminum Supply Company, a division of Reynolds Metals Company and RASCO Specialty Metals and Permamet, Inc., wholly owned subsidiaries of Reynolds Metals Company. Effective May 3, 2000, Alcoa Inc. and Reynolds Metals Company completed a merger which was accounted for as a purchase transaction by Alcoa. RASCO’s unaudited selected financial data for the year ended December 31, 1999, and the periods ended May 3, 2000, and December 31, 2000, have been derived from the accounting records of the aforementioned businesses. Because of the respective ownership changes described above, the respective financial data for the years 1999 and 2000 has been presented in a separate financial table. All of the financial data presented for the 1999 and 2000 periods is unaudited and does not purport to represent the results of operations of each respective entity had the entity been operated on a stand alone basis, nor do they purport to represent what our consolidated results of operations, total assets and total long term debt would have been if we had been formed on January 1, 1999.

	NAMD		RASCO	Integris
(dollars in thousands)	January 1, 2001 Through June 30, 2001	July 1, 2001 Through October 31, 2001	January 1, 2001 Through October 31, 2001	November 1, 2001 Through December 28, 2001	Fiscal Year 2002	Fiscal Year 2003	Six Months Ended July 4, 2003	Six Months Ended July 2, 2004
	Combined	Combined	Combined			Consolidated
Statements of Operations Data:
Net sales	$533,478	$317,633	$645,949	$221,048	$1,520,332	$1,494,088	$755,737	$969,482
Cost of sales	449,774	268,473	543,890	183,566	1,242,683	1,248,911	631,008	786,565

Gross profit	83,704	49,160	102,059	37,482	277,649	245,177	124,729	182,917
Selling, general and administrative expenses	70,313	42,539	98,358	42,156	242,604	217,619	109,379	124,597
Restructuring and other related costs	—	—	—	6,900	8,946	1,123	212	1,434

Operating income (loss)	13,391	6,621	3,701	(11,574)	26,099	26,435	15,138	56,886
Interest expense (income), net	8,711	3,971	—	1,332	8,381	10,340	5,067	4,910
Other expense (income), net	(447)	3,910	—	834	(1,054)	(51)	—	116

Income (loss) before income taxes	5,127	(1,260)	3,701	(13,740)	18,772	16,146	10,071	51,860
Income tax provision (benefit)	3,993	1,760	1,410	(3,716)	8,889	5,219	3,188	18,377

Net income (loss)	$1,134	$(3,020)	$2,291	$(10,024)	$9,883	$10,927	$6,883	$33,483

Statements of Cash Flow Data:
Cash flows from operating activities	$28,254	$15,462	$56,372	$(26,997)	$41,958	$3,732	$(13,767)	$(54,706)
Cash flows from investing activities	(3,275)	(2,687)	(3,738)	(3,526)	(6,516)	(8,241)	(3,364)	(2,673)
Cash flows from financing activities	(16,107)	(9,376)	(55,376)	18,210	(35,418)	(1,068)	10,852	61,132
Other Financial Data (unaudited):
Capital expenditures	$5,295	$2,687	$3,738	$1,589	$8,948	$16,384	$10,015	$3,373
EBITDA (1)	19,040	6,462	8,066	(9,885)	43,355	42,761	23,326	64,763

	NAMD	RASCO	Integris
(dollars in thousands)	October 31, 2001	October 31, 2001	December 28, 2001	January 3, 2003	January 2, 2004	July 4, 2003	July 2, 2004
Balance Sheet Data:	Combined	Combined			Consolidated
Adjusted working capital (2)	$235,832	$156,222	$375,068	$323,092	$362,056	$371,445	$458,071
Cash and cash equivalents	16,669	1,831	6,975	6,904	2,847	1,363	7,324
Total assets	474,432	299,836	730,105	679,716	687,709	688,760	825,000
Total long term debt	60,000	—	110,000	109,789	167,028	150,982	234,397
Divisional/Stockholders’ equity	155,962	215,741	298,004	306,611	333,951	332,013	358,911

(1)	EBITDA represents net earnings before interest, provision for income taxes and depreciation and amortization expense. EBITDA is not a GAAP financial measure and has been presented because we believe that investors use EBITDA to analyze our operating performance and our ability to incur and service indebtedness. EBITDA should not be considered in isolation or as a substitute for net earnings, net cash from operating activities or cash flow statement data prepared in accordance with GAAP. The following table reconciles EBITDA to the most directly comparable GAAP measure of profitability and liquidity, which we believe to be net income (loss) and cash flows from operating activities, respectively.

	NAMD		RASCO	Integris
(dollars in thousands)	January 1, 2001 Through June 30, 2001	July 1, 2001 Through October 31, 2001	January 1, 2001 Through October 31, 2001	November 1, 2001 Through December 28, 2001	Fiscal Year 2002	Fiscal Year 2003	Six Months Ended July 4, 2003	Six Months Ended July 2, 2004
	Combined	Combined	Combined			Consolidated
Net income (loss)	$1,134	$(3,020)	$2,291	$(10,024)	$9,883	$10,927	$6,883	$33,483
Income tax provision (benefit)	3,993	1,760	1,410	(3,716)	8,889	5,219	3,188	18,377
Interest expense, net	8,711	3,971	—	1,332	8,381	10,340	5,067	4,910
Depreciation and amortization	5,202	3,751	4,365	2,523	16,202	16,275	8,188	7,993

EBITDA	19,040	6,462	8,066	(9,885)	43,355	42,761	23,326	64,763
Working capital changes not included above	10,357	8,613	48,306	(18,149)	(6,480)	(42,803)	(38,687)	(121,603)
Other non cash reconciling items	(1,143)	387	—	1,037	5,083	3,774	1,594	2,134

Cash flows from operating activities	$28,254	$15,462	$56,372	$(26,997)	$41,958	$3,732	$(13,767)	$(54,706)

(2)	Adjusted working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding short-term debt). Adjusted working capital is not a GAAP financial measure and has been presented because we believe that adjusted working capital is a better measure of our operating efficiency and working capital management than working capital (or current assets less current liabilities). The following table reconciles adjusted working capital to working capital.

	NAMD	RASCO	Integris
(dollars in thousands)	October 31, 2001	October 31, 2001	December 28, 2001	January 3, 2003	January 2, 2004	July 4, 2003	July 2, 2004
	Combined	Combined			Consolidated
Current assets	$320,052	$221,494	$496,449	$449,625	$473,077	$471,508	$616,369
Current liabilities	(213,348)	(63,441)	(265,113)	(195,629)	(108,174)	(134,950)	(150,974)

Working capital	106,704	158,053	231,336	253,996	364,903	336,558	465,395
Cash and cash equivalents	(16,669)	(1,831)	(6,975)	(6,904)	(2,847)	(1,363)	(7,324)
Notes payable—related party	145,797	—	150,707	76,000	—	36,250	—

Adjusted working capital	$235,832	$156,222	$375,068	$323,092	$362,056	$371,445	$458,071

	NAMD (1)	RASCO (2)	NAMD (1)		RASCO (2)
(dollars in thousands)	Year ended December 31, 1999	Year ended December 31, 1999	January 1, 2000 Through October 6, 2000	October 7, 2000 Through December 31, 2000	January 1, 2000 Through May 3, 2000	May 4, 2000 Through December 31, 2000
Combined Statements of Operations Data:
Net sales	$1,075,719	$791,664	$888,417	$264,764	$334,223	$633,869
Cost of sales	886,116	659,444	730,116	222,108	278,260	544,357

Gross profit	189,603	132,220	158,301	42,656	55,963	89,512
Selling, general and administrative expenses	155,938	98,034	119,280	34,773	41,337	77,623

Operating income	33,665	34,186	39,021	7,883	14,626	11,889
Interest expense, net	17,603	—	13,942	4,895	—	—
Other expense (income), net	11,962	162	(8,090)	(951)	(319)	(58)

Income before income taxes	4,100	34,024	33,169	3,939	14,945	11,947
Income tax provision	1,620	13,216	13,101	2,167	5,679	4,497

Net income	$2,480	$20,808	$20,068	$1,772	$9,266	$7,450

	NAMD (1)	RASCO (2)	NAMD (1)	RASCO (2)
(dollars in thousands)	December 31, 1999	December 31, 1999	December 31, 2000	December 31, 2000
Combined Balance Sheet Data:
Total assets	$477,655	$280,876	$492,937	$361,212
Total long-term debt	248,959	—	220,524	—

(1)	The 1999 and 2000 selected combined financial data presented for NAMD have been derived from the accounting records of Vincent Metal Goods and Atlas Ideal Metals. The accompanying combined statement of operations data presented includes all revenues and costs of doing business identified by management in compiling such information. In addition, NAMD’s accompanying selected combined financial data for the period ended December 31, 2000 reflects the purchase accounting impact of the Billiton acquisition previously described. Total assets, therefore, at December 31, 2000, include goodwill of approximately $30,600.

Included in selling, general and administrative expenses for the year ended December 31, 1999, and the periods ended October 6, 2000, and December 31, 2000, are $1,906, $931 and $302, respectively, of allocated costs related to corporate and common expenses incurred by NAMD’s parent on its behalf. These costs related primarily to legal, treasury, human resource and risk management services provided by Rio Algom Limited. Management believes that the allocation methods are reasonable.

NAMD maintained separate inter-company debt accounts owed to its parent. Interest expense related to that debt has been included in the operating results of NAMD as such amounts were historically recorded by NAMD.

The operations of Vincent Metal Goods in the United States were included in the consolidated income tax return of Rio Algom, Inc. The income tax information presented reflects Vincent Metal Goods as if it were on a “separate return” basis. Atlas Ideal Metals in Canada filed a separate Canadian income tax return. The difference between the effective income tax rate presented and the statutory federal income tax rate is primarily related to state taxes, certain non-deductible expenses and, for the period ended December 31, 2000, non-recognition of an income tax benefit on Canadian losses resulting from uncertainty with respect to the utilization of net operating loss carryforwards.

(2)	The 1999 and 2000 selected combined financial data presented for RASCO have been derived from the accounting records of Reynolds Metals Company and its wholly owned subsidiaries, RASCO Specialty Metals and Permamet, Inc. The accompanying combined statement of operations data presented includes all revenues and related costs of doing business identified by management in compiling such information. RASCO’s accompanying selected combined financial data for the period ended December 31, 2000 reflects the purchase accounting impact of the Alcoa acquisition previously described, which resulted in no goodwill being recognized by RASCO.

Included in selling, general and administrative expenses for the year ended December 31, 1999, and the periods ended May 3, 2000, and December 31, 2000, are $8,615, $3,363 and $5,487 of allocated costs related to corporate and common expenses incurred by RASCO’s parent on its behalf. These costs related primarily to information technology services, credit and customer receivable management, human resource services and other general corporate services. Management believes that the allocation methods are reasonable.

In addition, cost of sales for the year ended December 31, 1999, and the periods ended May 3, 2000, and December 31, 2000, include a LIFO (charge) benefit of $36, ($3,319) and $3,000, respectively, related to an allocation of Reynolds’ overall LIFO (charge) benefit for the periods indicated, due to the fact that Reynolds accounted for its LIFO inventories at the consolidated level. Total assets at

December 31, 1999 and 2000, include LIFO reserves of ($74,178) and $3,000, respectively, which have also been allocated from Reynolds’ overall LIFO reserves. The change in the allocated LIFO reserve between 1999 and 2000 is due to the fact that during 2000 inventories were revalued to market value as a result of the purchase accounting applied to the acquisition of Reynolds by Alcoa.

The 1999 and 2000 selected combined financial data presented do not reflect an allocation of general corporate debt or interest expense incurred by Reynolds or Alcoa in financing RASCO’s operations or activities, as neither Reynolds nor Alcoa made such allocations to their operations, including RASCO.

The operations of RASCO and Permamet in the United States were included in the consolidated U.S. income tax returns of Reynolds and Alcoa. RASCO Specialty Metals in Canada filed a separate Canadian income tax return. The income tax provision presented has been prepared assuming RASCO was on a “separate return” basis. The difference between the effective tax rate and the statutory federal income tax rate is primarily related to state taxes, and certain non-deductible expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements of our operations included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy, constitutes forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” and “Risk Factors” for more information. You should review “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Overview

We are the fourth largest metals service center in North America with leading market positions in aluminum and stainless steel. We have one of the broadest networks of metals processing and distribution facilities in the industry with three dedicated processing centers and 59 branches located throughout the United States and Canada, covering key industrial regions. We sell our products and services to many industries, including fabricated metal products, industrial machinery, commercial transportation, electrical equipment and appliances and building and construction.

The metals service center industry is cyclical, impacted both by market demand and metals supply. Periods of strong or weak market demand principally result from the cyclical nature of the industries in which end-users of metal operate and generally reflect broader macroeconomic trends in the manufacturing sector. We believe that metals service centers are leading indicators of industrial production, as they represent part of the inventory build-up of a widespread industrial recovery.

The manufacturing sector in North America experienced a significant recession from 2001 through the third quarter of 2003. During this period, sales volumes decreased and metals prices declined significantly, adversely impacting our financial results. During the first six months of 2004, industrial production in the United States increased approximately 4% from the first six months of 2003. We experienced selling price increases of approximately 16% in this period. This, together with an increase in sales volumes of approximately 10%, necessitated growing inventories and cash requirements. In order to manage our working capital requirements through the cycle, we increased the size of our senior secured credit facility in April 2004.

We broadly categorize our sales as transactional and program sales, each of which contributes to our success. We believe our transactional sales will continue to generate strong margins from sales to end-users with small-scale metals needs. We believe, however, that large end-users of metals will continue to exert leverage in negotiating supply contracts in our program sales. Accordingly, our growth strategy emphasizes developing new value-added services to augment those products and services we traditionally provide.

Integris was formed in November 2001 through the combination of Alcoa and BHP Billiton’s metals service center businesses. Within our first two full fiscal years of operations, we combined our computer systems, consolidated our headquarters and staff, established independent financing and consolidated 26 redundant facilities in the United States and Canada. These steps allowed us to eliminate redundant equipment, reduce inventory and permanently reduce our work force by approximately 245 employees. The costs associated with this integration were accounted for as restructuring and other related costs in the relevant periods.

There are several principal factors that drive our profitability:

Sales Volumes. Our sales volume is driven by market demand, which is largely determined by overall industrial production, as well as conditions in our customers’ specific industries. As market demand increases, volumes, net sales and operating income tend to increase in dollar terms. Our key volume metric is average daily volume, which is measured in millions of pounds per shipping day (business day). Average daily volume provides a more accurate reflection of customer demand than monthly volumes as it is unaffected by the varying number of days in a given month.

Sales Prices. Our sales prices generally increase when supply tightens, typically as a result of increased demand. Because sales price fluctuations do not have a major influence on our operating expenses, the impact of changing prices on our operating income is greater than the effect of volume changes. Average selling price is calculated as the total net sales for the period divided by the total volume for the period measured in pounds.

Metal Costs. The price at which we obtain metal and our ability to pass increased costs through to our customers are critical to our profitability. A key driver of our business, therefore, is our ability to acquire raw materials at competitive prices.

Operating Expenses. Many of our expenses are variable and tend to rise and fall with changes in sales volume and number of transactions, which helps stabilize operating income at different levels of customer demand. However, when volumes decline we cannot similarly reduce the fixed portion of our operating costs. Optimizing our business processes, therefore, can have significant effects on our profitability, irrespective of the volume impacts.

Results of Operations

We operate on a fiscal year that ends on the Friday closest to December 31. For the purposes of this Management’s Discussion and Analysis, the unaudited pro forma combined period ended December 28, 2001 (“pro forma fiscal year 2001”), was compiled from the audited statements of NAMD for the six-month period ended June 30, 2001, and the four-month period ended October 31, 2001, of RASCO for the ten-month period ended October 31, 2001, and of Integris for the period from November 1, 2001 through December 28, 2001. See the table on page 31 of this Management’s Discussion and Analysis for compilation details. The unaudited pro forma fiscal year 2001 combined statement of income does not purport to represent what the combined results of operations would have been if we had been formed on January 1, 2001. The following table sets forth certain income statement data for each of the periods indicated. Dollars are shown in thousands and certain amounts may not calculate due to rounding.

	Pro Forma Fiscal Year 2001		Fiscal Year 2002		Fiscal Year 2003		Six Months Ended July 4, 2003		Six Months Ended July 2, 2004
(dollars in thousands)	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
Net sales	$1,718,108	100.0%	$1,520,332	100.0%	$1,494,088	100.0%	$755,737	100.0%	$969,482	100.0%
Cost of sales	1,445,703	84.1	1,242,683	81.7	1,248,911	83.6	631,008	83.5	786,565	81.1

Gross profit	272,405	15.9	277,649	18.3	245,177	16.4	124,729	16.5	182,917	18.9
Selling, general and administrative expenses	253,366	14.7	242,604	16.0	217,619	14.6	109,379	14.5	124,597	12.9
Restructuring and other related costs	6,900	0.4	8,946	0.6	1,123	0.1	212	0.0	1,434	0.1

Operating income	12,139	0.7	26,099	1.7	26,435	1.8	15,138	2.0	56,886	5.9
Interest expense, net	14,014	0.8	8,381	0.6	10,340	0.7	5,067	0.7	4,910	0.5
Other expense (income), net	4,297	0.3	(1,054)	(0.1)	(51)	(0.0)	—	—	116	0.0

(Loss) income before income taxes	(6,172)	(0.4)	18,772	1.2	16,146	1.1	10,071	1.3	51,860	5.3
Income tax provision	3,447	0.2	8,889	0.6	5,219	0.3	3,188	0.4	18,377	1.9

Net (loss) income	$(9,619)	(0.6)%	$9,883	0.7%	$10,927	0.7%	$6,883	0.9%	$33,483	3.5%

Definitions

Net Sales. Net sales include sales of material, processing and freight billed to customers, less returns, allowances, cash discounts and customer rebates.

Cost of Sales. Cost of sales includes the cost of material from mill suppliers, in-bound freight, processing costs (including depreciation) and inventory provisions. All inventories except our U.S. aluminum inventories are valued using the first-in-first-out (FIFO) method. We account for our U.S. operation’s aluminum inventory, which was approximately 34% of our total inventory at July 2, 2004, using the last-in, first-out (LIFO) valuation method. In periods of rising prices, a reserve is created for the difference between LIFO and FIFO values, resulting in a charge against income. As prices decrease, the LIFO reserve will decrease, resulting in higher income to the extent that market prices (generally defined as replacement costs) exceed LIFO cost. When our FIFO costs fall below LIFO cost, as may happen during periods of recession, inventory is valued at the lower of cost or market.

Selling, General and Administrative Expenses. Selling, general and administrative expense includes facilities, material handling, warehousing (net of processing costs included in cost of sales), local delivery, depreciation (net of amount included in cost of sales), selling and administrative costs and amortization expense. Amortization expense includes amortization of intangibles other than goodwill. We make an annual assessment of the fair value of our goodwill. Since our formation, no impairments related to goodwill have been recognized.

The cost, time and effort involved in complying with the requirements of being a public reporting company will be substantial and our management team will be required to devote a significant amount of their time to such compliance. We estimate the annual incremental costs associated with being a public company will approach $5.5 million, on a pre-tax basis, principally as a result of increased insurance, reporting and compliance costs. These costs will represent a continuing expense item.

Restructuring and Other Related Costs. Costs relating to the integration of our predecessor businesses are classified as restructuring charges. These costs include costs related to closed facilities, reductions in workforce, systems integration costs and other related costs.

Other Expense (Income). Other expense (income) includes non-operating gains and losses consisting of gains and losses from foreign currency transactions related to fluctuations in the value of the U.S. dollar versus the Canadian dollar and realized gains and losses on derivatives.

Six Months Ended July 2, 2004, Compared to Six Months Ended July 4, 2003

Net Sales

In the six months ended July 2, 2004, consolidated net sales increased $213.7 million, or 28.3%, to $969.5 million compared to $755.7 million in the same period of 2003. Approximately $134.3 million of the increase was due to a 16.1% increase in our average selling price. In addition, average daily volume increased 9.8%, which, along with one additional shipping day in the six months ended July 2, 2004, accounted for the remaining $79.4 million of the sales increase.

The increase in average daily volume resulted primarily from increased demand, particularly in aluminum products. We believe this increased demand reflects the improving economic climate in North America, which has led to increased industrial production. The increase in our average selling price primarily resulted from an increase in underlying commodity prices, particularly nickel, which is a significant component of stainless steel. In addition, our average selling price increased due to supply constraints arising as a result of reduced metal capacity and increased demand.

Gross Profit

Gross profit increased $58.2 million, or 46.7%, to $182.9 million during the first six months of 2004 compared to $124.7 million in the same period of 2003. Approximately $45.1 million of the gross profit increase resulted from the increase in our average selling price per pound sold, which was partially offset by increases in average unit costs and an increase in LIFO reserves of $7.7 million. The increase in LIFO reserves was due to increases in our aluminum product costs. The remaining gross profit increase of $13.1 million was the result of an increase in volume. As a percentage of net sales, gross profit increased to 18.9% in the six months ended July 2, 2004, compared to 16.5% in the same period of 2003. This increase reflects increased customer demand and supply constraints, with their attendant volume and price increases, and our ability to pass on our increased costs to our customers.

Selling, General and Administrative Expenses

During the six months ended July 2, 2004, selling, general and administrative expenses increased $15.2 million to $124.6 million, a 13.9% rise over the six months ended July 4, 2003. The increase resulted from our higher profitability, which resulted in higher profit-based commissions and incentives, as well as our increased sales volume, which caused increased warehousing and delivery costs. As a percentage of sales, selling, general and administrative expenses decreased to 12.9% in the six months ended July 2, 2004, compared to 14.5% in the six months ended July 4, 2003, which reflects the impact of increased sales, which have less impact on the level of selling, general and administrative expenses.

Restructuring and Other Related Costs

Restructuring and other related costs during the six months ended July 2, 2004, increased $1.2 million over the corresponding period of 2003 primarily due to approximately $1.0 million of employee and relocation costs and a $0.8 million write-down to fair market value of properties held for sale, offset by approximately $0.4 million of gains from certain asset sales. See Note 3 to our Consolidated Financial Statements for additional information regarding restructuring and other related costs.

Operating Income

During the six months ended July 2, 2004, operating income increased to $56.9 million, or 5.9% of net sales, compared to 2.0% of net sales during the comparable period of 2003. This increase was primarily due to higher revenues and gross profit resulting from the increases in average daily volume and average selling price.

Taxes

Our effective income tax rate increased to 35.4% of pre-tax income in the six months ended July 2, 2004, from 31.7% in the same period of 2003 due to a reduction in 2004 in the proportion of our Canadian subsidiary’s pre-tax income as a proportion of our consolidated pre-tax income. During the first six months of fiscal years 2004 and 2003, no income taxes were provided for our Canadian subsidiary because net operating loss carryforwards (for which the tax benefits were not previously recorded) were used to offset its taxable income.

Fiscal Year 2003 Compared to Fiscal Year 2002

Net Sales

In fiscal year 2003, consolidated net sales decreased $26.2 million, or 1.7%, to $1.49 billion compared to $1.52 billion in fiscal year 2002. A 5.6% decline in average daily volume, as well as four fewer shipping days in fiscal year 2003 compared to fiscal year 2002, resulted in a sales decrease of $104.4 million. This decrease was partially offset by additional sales of $78.2 million due to a 5.5% increase in our average selling price per pound.

The decrease in average daily volume was primarily due to reduced customer demand in all our products resulting from a slowdown in industrial production. In the fourth quarter of 2003, however, we experienced improved demand on a pounds per day basis compared to the respective period in fiscal year 2002. The increase in average selling price was primarily a result of increased prices in the underlying commodity components of our products, including higher nickel surcharges.

Gross Profit

Gross profit during fiscal year 2003 decreased $32.5 million, or 11.7%, to $245.2 million compared to $277.6 million in fiscal year 2002. Approximately $13.4 million of the gross profit decrease resulted from increased average unit costs which were partially offset by an increase in our average selling price per pound sold. The remaining gross profit decrease of $19.1 million was due to the decrease in volume. Average sales prices increased at a lesser rate than our product costs due to competitive pressure on sales prices restricting our ability to pass along certain product cost increases to our customers. As a percentage of net sales, gross profit decreased in fiscal year 2003 to 16.4% from 18.3% in fiscal year 2002.

Selling, General and Administrative Expenses

During fiscal year 2003, selling, general and administrative expenses decreased $25.0 million, or 10.3%, from fiscal year 2002. This decrease resulted principally from reduced personnel, lower information technology costs and lower occupancy costs resulting from the integration of our two predecessor companies, as well as lower variable costs due to reduced sales volume. As a percentage of net sales, selling, general and administrative expenses decreased to 14.6% in fiscal year 2003 from 16.0% in fiscal year 2002 reflecting the cost savings stated above.

Restructuring and Other Related Costs

Our restructuring and other related costs in fiscal year 2003 decreased $7.8 million from fiscal year 2002 as most of the restructuring related to our formation was completed in fiscal year 2002. Restructuring charges during fiscal year 2003 were primarily related to write-downs to fair market value of properties held for sale, offset by a reduction of previously recorded severance accruals and lease termination costs. See Note 3 to our Consolidated Financial Statements for additional information regarding restructuring and other related costs.

Operating Income

Operating income during fiscal year 2003 was $26.4 million, or 1.8% of net sales compared to $26.1 million, or 1.7% of net sales for fiscal year 2002. The decrease in gross profit dollars was offset by a reduction in operating expenses and restructuring charges.

Interest Expense

During fiscal year 2003, interest expense was $10.3 million, an increase of $2.0 million over fiscal year 2002. This increase resulted from higher interest costs associated with our senior secured credit facility, as compared to our former shareholder loans which were refinanced in August 2002. The increased interest expense was partially offset by decreased average borrowing levels.

Other Expense (Income)

During fiscal year 2003, other income was $0.1 million, a decrease of $1.0 million from fiscal year 2002. This decrease resulted from a lower benefit resulting from changes in foreign exchange rates. During fiscal year 2002, other income included a U.S. $1.0 million non-operating gain due to the benefit resulting from changes in the Canadian foreign exchange rate on our Canadian subsidiary’s U.S. dollar denominated debt. Our Canadian subsidiary paid off this debt in August 2002.

Taxes

Our effective income tax rate decreased to 32.3% of pre-tax income in fiscal year 2003 from 47.4% in fiscal year 2002 due primarily to fluctuations in the net income and losses of our Canadian subsidiary. During fiscal year 2003, no income taxes were provided for our Canadian subsidiary pre-tax income due to the utilization of net operating loss carryforwards available to offset its current year income (which were not previously recorded). During fiscal year 2002, our pre-tax income was reduced by losses from our Canadian subsidiary for which no income tax benefit was provided due to uncertainty regarding the recoverability of loss carryforwards in future periods.

Fiscal Year 2002 Compared to Unaudited Pro Forma Fiscal Year 2001

We were formed in November 2001 through the combination of the metals service center businesses of Alcoa and BHP Billiton. As a result, we do not have full-year financial data for 2001. As such, the unaudited pro forma combined data consists of audited financial statements for NAMD for the six-month period ended June 30, 2001, and the four-month period ended October 31, 2001, RASCO for the ten-month period ended October 31, 2001, and Integris for the period from November 1, 2001 through December 28, 2001. In order to present Management’s Discussion and Analysis in a meaningful format, we have combined these predecessor statements to reflect them on an unaudited pro forma combined basis. The pro forma fiscal year 2001 combined statement of income does not purport to represent what our consolidated results of operations would have been if we had actually been formed on January 1, 2001. This unaudited pro forma combined data was compiled by totaling the following columns as follows:

	Predecessor NAMD		Predecessor RASCO	Integris	Combined
(dollars in thousands)	January 1, 2001 Through June 30, 2001	July 1, 2001 Through October 31, 2001	January 1, 2001 Through October 31, 2001	November 1, 2001 Through December 28, 2001	Pro Forma Fiscal Year 2001
Net sales	$533,478	$317,633	$645,949	$221,048	$1,718,108
Cost of sales	449,774	268,473	543,890	183,566	1,445,703

Gross profit	83,704	49,160	102,059	37,482	272,405
Selling, general and administrative expenses	70,313	42,539	98,358	42,156	253,366
Restructuring and other related costs	—	—	—	6,900	6,900

Operating income (loss)	13,391	6,621	3,701	(11,574)	12,139
Interest expense, net	8,711	3,971	—	1,332	14,014
Other (income) expense, net	(447)	3,910	—	834	4,297

Income (loss) before income taxes	5,127	(1,260)	3,701	(13,740)	(6,172)
Income tax provision (benefit)	3,993	1,760	1,410	(3,716)	3,447

Net income (loss)	$1,134	$(3,020)	$2,291	$(10,024)	$(9,619)

Net Sales

In fiscal year 2002, consolidated net sales decreased $197.8 million, or 11.5%, to $1.52 billion compared to $1.72 billion in pro forma fiscal year 2001. Approximately $182.3 million of the sales decrease was due to an overall sales volume decrease of 10.6% comprised of an 11.8% decrease in average daily volume, partially offset by three additional shipping days in fiscal year 2002. Average selling price decreased by 1.0%, which accounted for the remaining sales decrease of $15.5 million. These declines were caused by reduced customer demand resulting largely from the continuing recession in manufacturing industries.

Gross Profit

Gross profit during fiscal year 2002 increased $5.2 million, or 1.9%, to $277.6 million compared to $272.4 million in pro forma fiscal year 2001. Gross profit increased approximately $34.3 million as a result of a decrease in our average unit costs that was greater than a decrease in our average selling price per pound sold. This increase was offset by a gross profit decrease of $29.1 million that was due to the decrease in sales volume. As a percentage of net sales, fiscal year 2002 gross profit increased to 18.3% from 15.9% in pro forma fiscal year 2001.

Selling, General and Administrative Expenses

During fiscal year 2002, selling, general and administrative expenses decreased $10.8 million, or 4.2%, to $242.6 million compared to $253.4 million in pro forma fiscal year 2001, due to the decrease in shipping volume, as well as reduced personnel and occupancy costs resulting from the integration of our two predecessor companies and downsizing efforts to align our workforce with the reduced customer demand. Selling, general and administrative expenses as a percentage of net sales increased to 16.0% in fiscal year 2002 from 14.7% in pro forma fiscal year 2001. This increase was due to the decrease in selling prices which decreased total revenue but had no effect on selling, general and administrative expenses, as well as the fixed component of our expense, which was not impacted by the decline in volume and related sales.

Restructuring and Other Related Costs

Restructuring and other related costs during fiscal year 2002 increased $2.0 million, or 29.7%, to $8.9 million compared to $6.9 million in pro forma fiscal year 2001 due to an increased level of integration activities during fiscal year 2002 as a result of our formation and offset by lower severance costs in fiscal year 2002 as compared to pro forma fiscal year 2001. See Note 3 to our Consolidated Financial Statements for additional information regarding restructuring and other related costs.

Operating Income

Operating income during fiscal year 2002 of 1.7% of net sales was greater than pro forma fiscal year 2001 of 0.7% due to the increase in gross profit dollars and the reduction in our operating expenses.

Interest Expense

In fiscal year 2002, interest expense decreased by $5.6 million to $8.4 million compared to $14.0 million in pro forma fiscal year 2001 primarily as a result of declining interest rates.

Other Expense (Income)

In fiscal year 2002, other income (expense) changed by $5.4 million to $1.1 million of income compared to $4.3 million of expense in pro forma fiscal year 2001. This change resulted primarily from the strengthening of the Canadian dollar versus the U.S. dollar during fiscal year 2002, which led to transaction gains in our Canadian subsidiary’s U.S. dollar-denominated debt and other payable balances.

Taxes

Our effective income tax rate was 47.4% of pre-tax income in fiscal year 2002. Our 2002 pre-tax income was reduced by losses from our Canadian subsidiary for which no income tax benefit was provided due to uncertainty regarding the recoverability of loss carryforwards in future periods.

Liquidity and Capital Resources

Working Capital Management

The majority of our total assets are generally comprised of accounts receivable and inventory.

We define adjusted working capital as current assets, excluding cash and cash equivalents, minus current liabilities, excluding short-term debt.

Adjusted Working Capital

(dollars in thousands)	January 3, 2003	January 2, 2004	July 2, 2004
Current assets	$449,625	$473,077	$616,369
Current liabilities	(195,629)	(108,174)	(150,974)

Working capital	253,996	364,903	465,395
Cash and cash equivalents	(6,904)	(2,847)	(7,324)
Notes payable—related party	76,000	—	—

Adjusted working capital	$323,092	$362,056	$458,071

At July 2, 2004, our adjusted working capital was $458.1 million compared to $362.1 million at January 2, 2004. The increase was mainly due to increases in accounts receivable of $69.7 million and inventories of $73.1 million, partially offset by a $35.1 million increase in accounts payable. Increased pricing and volumes require higher levels of working capital due to the cash flow counter-cyclical nature of our business, which we finance with borrowings under our senior secured credit facility.

At January 2, 2004, our adjusted working capital of $362.1 million increased $39.0 million compared to $323.1 million at January 3, 2003. The increase was mainly due to an increase in accounts receivable of $20.4 million due to increased sales in November and December of 2003 over the same two months in 2002, which resulted from improved demand for most of our products.

We focus on days sales outstanding to monitor accounts receivable and days of supply to track inventory levels as these are the most significant components of our adjusted working capital. Days sales outstanding is a measure of the speed with which we collect payment for product sold. Lower days of supply reduces the risks associated with price volatility by limiting the time product remains in inventory. These ratios are calculated as follows:

•	Days sales outstanding is calculated as average monthly accounts receivable divided by average daily sales using a 13-week rolling average; and

•	Days of supply is calculated as average monthly inventories divided by average daily cost of sales (including adjustments for LIFO) using a 13-week rolling average.

Days sales outstanding and days of supply are shown in the table below for each of the periods indicated:

	13 Weeks Ended
	January 3, 2003	January 2, 2004	July 2, 2004
Days sales outstanding	47.5	48.3	44.7
Days of supply	90.4	79.6	73.5

At July 2, 2004, our accounts receivable days sales outstanding ratio of 44.7 was an improvement from 48.3 at January 2, 2004, and from 47.5 from January 3, 2003. The improvement was due to the increase in our sales during the second quarter of fiscal year 2004 as well as our ability to effectively manage our accounts receivable during the period.

The inventory days of supply ratio at July 2, 2004, of 73.5 improved from 79.6 at January 2, 2004, and from 90.4 at January 3, 2003. The improvement was due to the increased sales activity in the second quarter of fiscal year 2004 as well as our ability to manage our levels of inventory effectively during the period.

Liquidity

Our primary sources of liquidity are internally generated funds from operations and our senior secured credit facility. Our business is cash flow counter-cyclical. During periods of economic contraction, demand falls, resulting in excess supply and lower metal costs. Accordingly, both the quantity and the per unit cost of inventory declines rapidly. During this period, inventory is liquidated in accordance with the decrease in demand and absolute levels of accounts receivable are reduced, providing a source of liquidity. By contrast, in periods with increasing volumes and prices, the working capital requirements of the business increase as inventory and accounts receivables increase. At such times, we generally increase our borrowing levels to fund these increased requirements.

Cash of $54.7 million was used in operations during the six months ended July 2, 2004. The cash used in operations was mainly due to increased working capital requirements due to improved business conditions. Cash of $2.7 million was used in investing activities principally for the purpose of purchasing and maintaining property, plant and equipment. During the six months ended July 2, 2004, cash of $61.1 million was provided by financing activities, principally from increased borrowing under our senior secured credit facility.

Cash of $3.7 million was provided by operations during the fiscal year 2003 resulting primarily from a decrease in inventory as business conditions generally slowed during the first three quarters of the year. Cash of $8.2 million was used in investing activities during fiscal year 2003, principally to purchase and maintain property, plant and equipment. Cash of $1.1 million was used in financing activities during fiscal year 2003, including cash of $66.1 million used to repay related party debt offset by increased borrowing under our senior secured credit facility.

Cash of $42.0 million was provided by operations during fiscal year 2002, resulting largely due to decreases in accounts receivable and inventory. Cash of $6.5 million was used in investing activities during fiscal year 2002, primarily to purchase property, plant and equipment. Cash of $35.4 million was used in financing activities in fiscal year 2002, principally due to the repayment of $194.7 million of related party debt.

Our $350.0 million senior secured credit facility is provided by a syndicate of financial institutions. Our availability is determined by a borrowing base calculation based on eligible accounts receivable and inventories pledged as collateral. As of July 2, 2004, $234.4 million was outstanding under this senior secured credit facility, compared to $167.0 million at January 2, 2004, and $109.8 million at January 3, 2003. We also had $7.1 million and $6.3 million of letters of credit outstanding under the senior secured credit facility at July 2, 2004, and January 2, 2004, respectively. As of July 2, 2004, we had additional borrowing capacity under our senior secured credit facility of approximately $76 million after giving effect to availability blocks and other restrictions together totaling $50.0 million. The senior secured credit facility requires us to meet a fixed charge coverage ratio and limits the amount of our capital expenditures and dividend payments. As of July 2, 2004, we were in compliance with all debt covenants. The $350.0 million senior secured credit facility terminates on August 26, 2006. We believe we will be able to obtain a replacement credit facility similarly secured by our accounts receivable and inventories.

Capital expenditures were $3.4 million, $16.4 million and $8.9 million for the six months ended July 2, 2004, fiscal year 2003 and fiscal year 2002, respectively.

We had no material commitments for capital expenditures or capital leases as of July 2, 2004. Our capital expenditure plan for the remainder of 2004 provides for expenditures of up to $7.9 million.

Our capital requirements are generally for working capital and capital expenditures for continued improvements in plant capacities and equipment. We anticipate that funds generated from our operations and funds available under our senior secured credit facility will be sufficient to meet our working capital and capital expenditures needs and our contractual obligations for the foreseeable future.

Contractual Obligations

The following table summarizes our contractual obligations at July 2, 2004:

	Payments Due by Period as of July 2, 2004
(dollars in thousands)	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
Senior secured credit facility	$—	$234,397	$—	$—	$234,397
Operating lease obligations	12,531	17,900	7,526	2,093	40,050
Purchase obligations	108,856	23,936	—	—	132,792

Total	$121,387	$276,233	$7,526	$2,093	$407,239

At July 2, 2004, and January 2, 2004, we also had $7.1 million and $6.3 million of stand-by and commercial letters of credit outstanding, respectively. As of July 2, 2004, we were in compliance with all material covenants under our contractual obligations.

The contractual obligations disclosed above do not include the company’s potential future pension funding obligations. As a result of final actuarial calculations for fiscal year 2003, we made a voluntary contribution of $1.9 million to our pension plan during the first six months of fiscal year 2004. We anticipate that we will not have any further pension contribution funding requirements under the Employee Retirement Income Security Act, or ERISA, in 2004 but could have material future pension contribution requirements depending on the investment returns on plan assets, assumed discount rates and other factors noted in the Critical Accounting Policies section below. We are unable to determine the amount or timing of any such ERISA-required pension contributions in the future, or whether those contributions would have a material adverse effect on our financial condition, results of operations or cash flows. We believe that cash flow from operations and our senior secured credit facility described above will provide sufficient funds from which we could make additional contributions in the future.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Seasonality

A portion of our customers are in seasonal businesses, particularly customers in the construction industry. Revenues in the months of July, November and December traditionally have been lower than in other months because of a reduced number of shipping days and holiday closures for some customers. Consequently, our sales in the first two quarters of the year are usually slightly higher than the third and fourth quarters. Results of any one or more quarters are, therefore, not necessarily indicative of annual results.

Inflation

Inflation generally affects us by increasing operating expenses primarily associated with labor rates, employee benefits, transportation, packaging and supplies. Since our inception, inflation has not had a material impact on us. Our costs for materials sold to customers are impacted primarily by market demand and availability of supply. We have generally been successful in adjusting selling prices to reflect changes in material costs.

Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of business, we are exposed to various market risk factors, including changes in interest rates, foreign currency exchange rates and metals pricing and availability.

We may hold or purchase derivative financial instruments in an attempt to mitigate uncertainty and volatility and cover underlying exposures. These derivatives are for purposes other than trading. We are not involved in energy-trading activities, weather derivatives or in other non-exchange commodity trading activities.

From time to time, we may enter into fixed price sales programs with customers for certain inventory products, primarily aluminum and stainless steel. From time to time, we also enter into commodity futures and options contracts to reduce volatility in the price of certain components of these products. These commodity contracts usually cover periods commensurate with known exposures, generally within one year. The fair value of these contracts and relative sensitivity were not material at July 2, 2004.

We use interest rate swaps to help maintain a strategic balance between fixed and floating rate debt and to manage overall financing costs. As of July 2, 2004, we have entered into pay fixed/receive floating interest rate swaps to effectively convert the interest rate from floating to fixed on $85.0 million of debt, through June 2006. These interest rate swaps were designated as cash flow hedges and had an asset value of $1.4 million at July 2, 2004, with a corresponding offset included as a component of accumulated other comprehensive income (net of a deferred tax liability of $0.6 million). At July 2, 2004, we had $234.4 million of debt outstanding at an effective interest rate of 3.7%, taking into account outstanding interest rate swaps. A hypothetical change of 10.0% in our effective interest rate from July 2004 levels would increase or decrease interest expense by $0.9 million per year.

Our Canadian subsidiary uses foreign currency exchange contracts to hedge the variability in cash flows from the forecasted payment of currencies other than the functional currency. The Canadian subsidiary’s foreign currency contracts were principally used to purchase U.S. dollars. The U.S. dollar notional amount of all foreign currency contracts outstanding was $29.6 million at July 2, 2004, and had a liability value of $0.8 million. A hypothetical 10.0% increase (or decrease) in the Canadian foreign exchange rate from the July 2, 2004, level of $1.34 Canadian to $1.00 U.S. would result in an additional pre-tax gain (or loss) of approximately $4.0 million related to these derivative positions.

The interest rate and foreign exchange risk disclosures do not take into account the underlying anticipated interest payment obligations and the underlying transactional foreign exchange exposures. If the underlying items were included in the analysis, the gains or losses on the contracts may be offset. Actual results will be determined by a number of factors that are not under our control and could vary significantly from those factors disclosed.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. When we prepare these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to accounts receivable, inventory valuation, goodwill and intangible assets and pension and post-retirement benefit plans. The estimates and judgments are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies illustrate the more significant judgments and estimates used in preparing our consolidated financial statements. There have been no material changes made to the critical accounting policies during the periods presented in the Consolidated Financial Statements.

Accounts Receivable. We maintain an allowance for doubtful accounts to reflect an estimate of the uncollectability of accounts receivable based on past collection history and the identification of specific potential customer risks. If the financial condition of our customers were to deteriorate beyond the estimates, resulting in an impairment of their ability to make payments, we may be required to increase the allowance for doubtful accounts.

Inventory Valuation. Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for U.S. aluminum inventories. All other inventories are valued by the first-in, first-out (FIFO) method. We maintain allowances for estimated obsolete and slow-moving inventory, scrap and shrinkage based on historical and current trends. Changes in market conditions, the customer base and other factors may require additional allowances.

Goodwill and Intangible Assets. Beginning in 2002, we adopted Statement of Financial Accounting Standards, or SFAS No. 142, and performed impairment testing in accordance with the Statement. As a part of this testing, in assessing the recoverability and fair value of goodwill and other intangibles, we must make significant assumptions, including the expected annual growth rate, projected future cash flows (including timing), discount rates, reflecting the inherent risk in future cash flows, market comparisons and recent transactions. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Pension and Post-retirement Benefit Plan Assumptions. We sponsor various benefit plans covering a substantial portion of our employees for pension and post-retirement medical costs. Actuarial methods are used to anticipate future events when calculating expenses and liabilities related to the plans. The actuarial methods include assumptions about the discount rate, expected return on plan assets, rate of increase in health care costs, rate of future compensation increases and other assumptions. The assumptions used in the actuarial calculation of expenses and liabilities may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter participant life spans. These differences may result in a significant impact on the amount of pension or post-retirement benefit expense that may be recorded in the future.

New Accounting Pronouncements

Effective January 4, 2003, we adopted SFAS No. 143, Accounting for Asset Retirement Obligations. This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The adoption of this standard did not impact our consolidated financial position or results of operations.

Effective January 4, 2003, we adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement supersedes existing accounting literature related to accounting and reporting for costs associated with exit or disposal activities. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard did not impact our consolidated financial position or results of operations as the restructuring plan described in Note 3 was initiated prior to December 31, 2002.

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for certain contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this standard did not impact our consolidated financial position or results of operations.

In May 2003, Emerging Issues Task Force No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables was finalized. This addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The guidance in the pronouncement is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard did not impact our consolidated financial position or results of operations.

On May 19, 2004, FASB issued FASB Staff Position (FSP) 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the

“Act”). The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. Our U.S. Postretirement Health Care Benefits plan offers prescription drug benefits and we expect to benefit from this legislation. We do not anticipate that our plan will need to be amended to obtain the benefits provided under the Act. In accordance with FASB’s original guidance on the accounting for the Act, we elected to defer recognition of the effects of the Act and any measures of benefit cost or benefit obligation in the financial statements or accompanying notes. In April 2004, FASB issued FASB Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 which provided additional accounting guidance. We expect to begin recording the favorable benefits provided by the Act in the third quarter of 2004 consistent with this guidance.

In December 2003, FASB issued SFAS No. 132R, Employers’ Disclosures about Pensions and Other Postretirement Benefits. This statement requires additional disclosures to be made by employers regarding pensions and other post-retirement benefit plans but does not change the measurement or recognition of those plans. Under this statement, the disclosure provisions regarding foreign plans and estimated future benefit payments are effective for fiscal years ending after December 15, 2003, and interim periods beginning after December 15, 2003. We have adopted the interim provisions of this statement during the fiscal quarter ended July 2, 2004. The annual disclosure provisions of this statement will be included in our annual report.

In January 2003, FASB issued FIN 46, Consolidation of Variable Interest Entities. This is an interpretation of ARB No. 51 Consolidation of Financial Statements, which addresses the consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support; or (2) the equity investors lack an essential characteristic of a controlling interest. In December 2003, the FASB issued FIN 46R, a revision of FIN 46, which clarified certain complexities of FIN 46 and generally requires adoption of all special-purpose entities that qualify as variable interest entities no later than the end of the first reporting period ending after December 15, 2003, and to all non special-purpose entities that qualify as variable interest entities no later than the end of the first reporting period ending after March 15, 2004. We do not have any entities that require disclosure or new consolidation as a result of adopting the provisions of FIN 46 or FIN 46R.

In May 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Adoption of this standard did not impact us.

BUSINESS

General

We are the fourth largest metals service center in North America with leading market positions in aluminum and stainless steel. We have one of the broadest networks of metals processing and distribution facilities in the industry with three dedicated processing centers and 59 branches located throughout the United States and Canada, covering key industrial regions. We sell our products and services to many industries, including fabricated metal products, industrial machinery, commercial transportation, electrical equipment and appliances and building and construction.

In fiscal year 2003, we generated revenue of $1.5 billion, net income of $10.9 million and earnings before interest, taxes, depreciation and amortization, or EBITDA, of $42.8 million. Improving market conditions in 2004, as evidenced by higher industrial demand and metals prices, have positively impacted our year-to-date financial performance. In the first half of fiscal year 2004, we generated revenue of $969.5 million, net income of $33.5 million and EBITDA of $64.8 million as compared to revenue of $755.7 million, net income of $6.9 million and EBITDA of $23.3 million generated in the first half of fiscal year 2003.

Our product mix is predominantly comprised of aluminum and stainless steel in all product forms, which together accounted for approximately 85% of our sales during fiscal year 2003. According to industry data, since 1990, the growth in distributor shipments for aluminum and stainless steel has outpaced the growth in distributor shipments for carbon steel, and we believe this trend will continue. Moreover, many industry analysts indicate that the aluminum and stainless steel sectors are experiencing an early cycle recovery and are forecasting continued growth and favorable price fundamentals for these metals over the next few years.

We process metals for a broad array of end-uses from our dedicated processing centers and many of our branches. We perform a combination of finishing processes such as leveling, cutting-to-length, polishing, slitting, shearing, blanking, precision sawing and plasma and waterjet cutting to exact specifications, providing customized solutions to our customers. To help our customers reduce their costs, we also provide additional value-added services such as just-in-time inventory management, logistics management, quality control services, cost reduction initiatives and engineering support.

In 2003, we served more than 20,000 customers through our extensive geographic network. Our customers range in size from large national manufacturers to local, independently owned fabricators and machine shops. Our geographic network and customization capabilities allow us to serve some of the largest, most demanding manufacturing companies in North America by providing a consistent standard of products and services across our multiple locations.

While we have achieved significant operational improvements since our formation in 2001, we continue to identify opportunities for improving our business processes and systems. By utilizing various management tools, including Integris Plus, our Six Sigma-based management technique, we expect to make further improvements in areas such as our purchasing procedures, inventory and logistics management, processing capabilities and information technology systems.

Our Industry

Metals service centers serve as a key intermediary in the metals industry. Metal producers are configured to manufacture and sell products in large volumes, while end-users often lack the ability to purchase and process large quantities of metal. Accordingly, metals service centers aggregate end-users’ demand, purchase metal in bulk to take advantage of economies of scale and then process and sell metal to meet specific customer requirements.

Historically, metals service centers were formed as an extension of a metal producing mill or as a local business. Over the last several decades, metals service centers formed by metal producing mills have generally been divested, and the industry has experienced consolidation. Although consolidation has led to the emergence of a few large companies, the metals distribution industry remains highly fragmented, with more than 1,300 participants throughout North America. In 2003, the top ten metals distribution industry participants accounted for approximately 28% of total estimated industry sales of $50 billion.

Today, the role of the metals service center continues to evolve as manufacturers aim to drive down labor and capital costs by shifting the responsibility of pre-production processes to metals service centers. Whereas leveling, slitting and blanking used to be the primary value-added processes provided by metals service centers, manufacturers are increasingly requiring higher value-added product specifications, which require more sophisticated processing techniques, such as polishing, precision sawing, shearing and plasma and waterjet cutting. As a result, many metals service centers are increasing their processing capabilities in order to remain competitive.

Many customers are also using metals service centers as an inventory management tool—essentially relying on them to deliver specified products on a just-in-time basis. This helps customers lower their inventory levels, decrease lead times and reduce internal expenses, thereby lowering their total raw material costs.

The relationship between a metals service center and its suppliers is a critical component for success. Raw materials represent the largest cost for a metals service center and strong supplier relationships may help to ensure adequate metals supply for its customers, particularly during times of shortage. Metals service centers with good supplier relationships are more likely to obtain products with consistent product quality.

The metals service center industry is cyclical, impacted by both market demand for metals and metals supply. Periods of strong and weak market demand are significantly affected by the cyclical nature of the industries in which end-users of metals operate and the availability of supply. This dynamic also makes metals service centers leading indicators of an industrial recovery, as increased demand for products generally results in increased production throughout the industrial sector.

Metals service centers are working capital intensive, as the majority of a typical metals service center’s total assets are substantially composed of accounts receivable and inventory. Accordingly, effective inventory management—in addition to being a service that customers rely on—is critical to a metals service center’s performance. In periods of increasing volumes and prices, the working capital of the business increases as inventory and accounts receivables increase. Conversely, in periods of declining volumes and prices, the working capital decreases as inventory is liquidated to meet anticipated demand and the absolute levels of accounts receivables are reduced. This dynamic makes the metals service center industry cash flow counter-cyclical.

Our Strengths

Well positioned to capitalize on improving business conditions in aluminum and stainless steel

Our product mix is predominantly comprised of aluminum and stainless steel, for which we have leading market positions. According to industry data, the growth in distributor shipments for aluminum and stainless steel has outpaced the growth in distributor shipments for carbon steel since 1990 and we believe this trend will continue. Moreover, many industry analysts indicate that the aluminum and stainless steel sectors are experiencing an early cycle recovery and are forecasting continued growth and favorable price fundamentals for these metals over the next few years. As the leading metals service center in aluminum and stainless steel, we believe we possess the processing, procurement and distribution capabilities to capitalize on any growth in demand and price increases for these metals.

A broad and diverse customer base

We serve a large, established customer base of more than 20,000 customers located throughout North America. Our customer base spans many industries, including fabricated metal products, industrial machinery, commercial transportation, electrical equipment and appliances and building and construction. The diversity in our customer base helps to insulate us from regional and industry-specific market downturns.

Strong supplier relationships

We believe that we are the largest metals service center customer of the major North American aluminum and stainless steel producers. We have maintained strong relationships with our suppliers through periods of robust and weak demand. Our scale and strong supplier relationships benefit us particularly in times of tight supply. Furthermore, to the extent metal producer consolidation continues, we believe we will remain an important customer and will continue to receive a sufficient supply of metal at competitive terms.

Extensive, low cost network of processing and distribution capabilities

Our three dedicated processing centers support our 59 branches which are strategically located to process and deliver large volumes of metal. These processing centers permit us to produce standardized products in large volumes while maintaining low operating costs. Many of our branches also possess local processing capabilities, which permit us to provide customized products and solutions to local customers on a smaller scale while maintaining timely deliveries. Our extensive distribution capabilities, which include a fleet of approximately 330 trucks, allow us to meet our customers’ just-in-time delivery demands efficiently.

A balanced business model

We broadly categorize our business as transactional and program sales, each of which contributes to our success. Higher margin transactional sales involve the sale of relatively small amounts of metals in one-off type transactions. Our more stable program sales primarily focus on selling larger volumes of metals to larger customers, typically under negotiated supply agreements. Our more stable program sales provide the following benefits:

•	insulate us against short-term economic slow-downs;

•	enable us to forecast purchasing volumes more accurately; and

•	assist us in our negotiations with key suppliers.

We believe that this balanced mix of transactional and program sales will allow us to maintain greater stability in sales as we expand our customer base.

Strong balance sheet and working capital management practices

We are not burdened by excessive debt, and we maintain adequate borrowing availability to meet the needs of our business. Our financial flexibility provides the ability to capitalize on market developments and pursue selected growth opportunities.

We take a disciplined approach to working capital management by:

•	managing our inventory using a centralized inventory tracking program, as evidenced by one of the best inventory turn rates in the industry; and

•	effectively managing our accounts receivable with a centralized credit department.

Strong executive management team

Our management team is composed of experienced managers who have demonstrated the ability to grow our business through organic and strategic initiatives. We successfully completed the complex combination of the metals service center businesses of Alcoa and BHP Billiton to create Integris Metals, Inc., which we believe to be the largest transaction in the metals distribution industry in recent history. Moreover, we successfully completed a number of bolt-on acquisitions prior to the creation of Integris.

Our Strategy

Develop new value-added products and services

We are developing new capabilities designed to grow the business. These capabilities generally focus on two areas:

•	delivering more advanced processed metal on a just-in-time basis; and

•	providing related value-added services.

In developing these related value-added services, we intend to capitalize on our expertise in supply chain management and our value-added processing capabilities to provide our customers with lower cost alternatives to their existing practices. We believe that by offering greater value-added services, we will be able to grow our revenue both from sales of metals products and from services as customers further outsource certain aspects of their operations. We believe we can successfully pursue this strategy without significant capital investment.

Selectively broaden our product offerings

In response to program customer feedback, we believe that we have an opportunity to expand our product mix both in terms of metal types and product forms. For example, though we view the long-term growth prospects of aluminum and stainless steel as generally more attractive than those of carbon steel, we believe we can leverage our existing carbon steel capabilities and expertise to grow profitably our carbon steel offerings without significant capital expenditures.

Pursue disciplined and opportunistic acquisitions

We intend to strengthen our leading position in aluminum and stainless steel while expanding our product coverage as new markets or demand from our customers develops. As part of our strategy, we plan to pursue acquisitions and strategic alliances that offer particular geographic coverage or product or other expertise. We intend to evaluate each potential strategic alliance or acquisition by applying a disciplined, analytic approach, and subsequently applying our proven skills in integrating businesses.

Company History

Integris Metals, Inc. was formed on November 1, 2001, through the contribution of the net assets of the metals service center businesses of Alcoa and BHP Billiton on an equal share basis. Alcoa contributed its U.S. division, Reynolds Aluminum Supply Company, or RASCO, and a Canadian subsidiary, RASCO Specialty Metals Inc. BHP Billiton contributed its metals service center business, NAMD, Inc., composed of its Vincent Metal Goods division in the United States and its Atlas Ideal Metals subsidiary in Canada.

Within our first two full fiscal years of operations, we combined our computer systems, consolidated our head office facilities and staff, established independent financing, and consolidated 26 redundant facilities in the United States and Canada. These steps allowed us to eliminate redundant equipment, reduce inventory and permanently reduce our work force by approximately 245 employees.

Products

In fiscal year 2003, approximately 85% of our sales were in aluminum and stainless steel products. We are especially strong in sheet products.

The following tables show the percentage of our revenue by product for the periods indicated.

Product Sales as a Percentage of Dollars by Metal

Category	Fiscal Year 2001(1)	Fiscal Year 2002	Fiscal Year 2003	Six Months Ended July 4, 2003	Six Months Ended July 2, 2004
Aluminum	43%	44%	42%	42%	40%
Stainless steel	42	41	43	42	46
Carbon steel	4	5	5	5	5
Other	11	10	10	11	9

Total	100%	100%	100%	100%	100%

Product Sales as a Percentage of Dollars by Form

Category	Fiscal Year 2001(1)	Fiscal Year 2002	Fiscal Year 2003	Six Months Ended July 4, 2003	Six Months Ended July 2, 2004
Sheet	59%	64%	64%	63%	65%
Plate	17	14	14	14	15
Long	21	19	19	19	18
Other	3	3	3	4	2

Total	100%	100%	100%	100%	100%

(1)	Amounts for 2001 calculated on a pro forma combined basis.

Metal is delivered from producers to us in many forms, principally in large coils weighing many tons. We subsequently process these coils into flat sheets and cut or polish the sheets into usable metal products in several forms for a variety of end-uses. In addition to coil, we process most grades of plate. Plate is flat-rolled metal thicker than one-quarter inch. We process long products, such as bars, shapes and extrusions. Our inventory and equipment are backed by our strong technical and engineering experience.

Using our processing equipment located throughout North America (including 43 levelers, 22 slitters and the largest sheet polishing capacity among North American metals service centers), we provide our customers additional value by providing further metals processing such as cutting, blanking, slitting and polishing aluminum, stainless steel and other metals in our inventory into usable metal products that meet exact customer specifications. We can also provide a number of value-added services to our customers ranging from more precise and complex metals processing through to non-metals value-added services such as inventory management, quality control services, cost reduction initiatives and specific engineering support.

We have three large dedicated processing centers, which we use to process high volumes of product at a low conversion cost. Our processing centers produce high volumes of standardized products and high volume customized orders, which may be either transported to our local branches, or directly to our customers. Many of our branches have their own processing equipment, which enables us to produce customer specific products on short notice for local customers. Local processing can be essential to service certain customers with specific requirements on very short notice. In many branches, the ability to provide custom sizes is an important value-added service.

Our quality control measures and standards meet applicable regulatory and legal requirements as well as customer demands. Our programs accommodate a variety of outside quality standards, such as the QS 9000 standard of the automotive sector or the nuclear codes developed by the United States government. Customers can dictate quality control standards that are applied to their orders.

Large national customers generally have a number of manufacturing sites that require servicing, each with different tolerances, dimensions, or other parameters. Our national scale allows us to supply each manufacturing site separately from one of our national network of branches. Our common information technology, or IT, system also assists us in managing a diverse range of customer inventory programs across multiple locations. This capability enables the customer to deal with a single supplier.

We are developing and implementing new value-added services that we believe will capitalize on our existing relationships with our program customers. These value-added services generally focus on two areas. First, we are further developing our metals processing business, as opposed to the metals service center business. As manufacturers are increasingly shifting their business models from that of manufacturer to assembler, they are looking to outsource their component manufacturing. We plan to move further into this role, which requires the delivery of more advanced processed metal, often on a just-in-time basis.

Second, we plan to move into the role of service provider in addition to material distributor. We have substantial expertise in supply chain management and value-added processing, which in many cases substantially exceeds that of our customers, enabling us to perform certain services for them, generally at lower cost. As some of our customers increasingly seek to outsource various functions to focus on their core competencies, we seek to provide those services where we see mutual benefits. We believe we can successfully pursue this strategy without significant capital investment.

Customers

We have more than 20,000 customers in the United States and Canada. We serve a wide array of customers, from global transportation equipment producers to local precision machine shops. Our customers are dispersed both geographically and in terms of market segment. Our sales in Canada accounted for 17.9%, 15.7% and 16.8% of our total revenues with sales of $267.3 million, $238.4 million and $288.0 million in fiscal years 2003, 2002 and unaudited pro forma fiscal year 2001, respectively. Our customers tend to be concentrated in major metropolitan and industrial areas where our facilities are located. Our service centers in 33 states and seven provinces cover all major manufacturing centers in the U.S. and Canada.

A significant number of our customers require value-added metals processing to meet their product specifications, readily available inventory close to their locations, reliable and timely delivery and flexible minimum order size, all of which they cannot readily obtain directly from primary metal producers. Customers use metals service centers to bridge the gap between themselves and metal producers. This bridge is increasingly important, as the prevalence of just-in-time, value-added inventory needs increase.

We believe that one of our strengths is the diversity of our customer base. The following tables set out our 2003 customer base by industry and by annual sales:

Customer Base by Industry

Market Segment	Percent of 2003 Sales Dollars
Fabricated Products	32%
Industrial Machinery	18
Transportation	16
Electrical/Electronic	8
Other Manufacturing	8
Wholesale Trade	6
All Others	12

Total	100%

Customer Base by Annual Sales

Customer Size	Percent of 2003 Sales Dollars
Greater than $1 million	37%
$500,000 - $1 million	13
$250,000 - $500,000	14
$100,000 - $250,000	16
$50,000 - $100,000	9
$25,000 - $50,000	5
$10,000 - $25,000	4
Less than $10,000	2

Total	100%

In 2003, no single customer accounted for more than 5% of sales.

To help us better serve our customers, we categorize our sales as transactional sales and program sales. Transactional sales typically include standard alloys and sizes that are market priced. If normal processing is required, standard rates also apply. By contrast, program sales include non-standard material sizes or alloys, often with specific delivery commitments. Program sales may also include further value-added services such as inventory management, quality control services, cost reduction initiatives and engineering support.

Our sales contracts vary according to customer needs and market conditions. They range from one-time sales for basic transactional sales to one-year agreements with large program customers. Transactional sales are generally priced at the time of sale based on prevailing market prices. We operate with a minimal backlog of orders and do not believe that any significant amount will not be filled within the current fiscal year.

Inventory Management

Our inventory management is centralized at the corporate level. Inventory is managed according to whether the products are for transactional sales or program sales. Typically transactional sales are for standard stock material, with standard tolerances and packaging. Program sales can involve special materials, specialized processing, stocking, kitting or non-standard commercial arrangements. Program inventory is managed by dedicated teams who review past purchasing patterns and seek forecasting and feedback from customers. For inventory of standard products sold to transactional customers, however, we re-order automatically through our IT system according to pre-set re-order points. The re-order points are reviewed on a continual basis and are also done in consultation with our suppliers.

Suppliers and Raw Materials

Major stainless steel suppliers in the North American market include Allegheny Ludlum, North American Stainless, Mexinox and AK Steel. Major aluminum suppliers include Alcoa, Alcan and Commonwealth Industries. We believe that we are the single largest metals service center customer in North America for each of these producers. We also purchase metal products from suppliers based in China, Brazil, Mexico, South Africa, India and Europe. No supplier accounted for more than 15% of our material purchases during fiscal year 2003.

We enter into agreements with each major supplier which may address various items, including pricing, inventory programs, payment terms and tonnage expectations. Because of our large size, we are able to aggregate product demand from our base of more than 20,000 customers and negotiate the purchase of large quantities of bulk metals directly from metal producers at competitive prices. These agreements are predicated on certain estimates of annual expected gross tonnages with each major supplier. If conditions change and we cannot achieve our purchase tonnage expectations, we are not obligated to purchase any difference between target tonnages and our actual requirements.

Until recently, excess rolling capacity existed in the United States and Canadian aluminum and stainless steel markets, leading to downward pressure on prices and lead times. Beginning in late 2003, however, demand increased for both aluminum and stainless steel in the United States. This demand increased lead times and prices. Despite these recent changes, we were able to secure an adequate supply of metal for our customer requirements. Moreover, we have been successful in passing price increases through to our customers, thereby mitigating the effect of these price increases on our profits.

Over the past several years, there has been significant consolidation in sectors of metal production from which we procure our key materials, including aluminum, stainless steel and carbon steel. For example, as a result of Allegheny Technology’s acquisition of J&L Specialty Steel, the three largest domestic producers of stainless steel now provide the majority of stainless steel consumed in the United States; the remaining balance is supplied by imports. The aluminum and carbon steel sectors have experienced similar consolidation, with the five largest global aluminum producers now accounting for nearly half of global aluminum production and the five largest carbon steel producers in North America accounting for approximately two-thirds of North American carbon steel production.

If the consolidation trend continues, resulting in fewer producers with significantly enhanced operating scale, we expect more stable industry conditions over the long-term. We believe we are well positioned if further producer consolidation occurs as we believe we will remain among the largest customers of the metal producers as we would be a high-volume customer for their consolidated operations.

Sales and Marketing

With our broad network of branches and our effective sales force and business systems, we can provide essential, timely responses to the needs of a diverse customer base. We use a variety of methods to identify target customers, including participation in trade shows, advertising in industry journals and telemarketing.

We employ approximately 410 sales personnel, organized by each local business unit to provide closer customer accessibility. In addition to their base salary, salespeople receive incentive compensation based on profit targets and other factors for their particular business unit. We also have a corporate sales department that develops relationships with large customers and supports our business units in serving customer programs. The corporate sales department produces our advertising and promotional materials.

Competition

The North American metals distribution industry is estimated to include approximately 1,300 companies. Although consolidation has been occurring in the industry for many years, only a few companies have a presence throughout the United States and Canada. According to industry publications in 2003, sales of the top ten North American metals distribution industry participants were estimated at $13.8 billion, accounting for approximately 28% of the estimated $50 billion market. We consider Reliance Steel and Aluminum, Ryerson Tull and Thyssen Krupp’s metals distribution businesses to be our primary competitors.

Metals service centers typically compete on price, quality, lead time, depth of product offering and ability to provide value-added services. In periods of declining prices and plentiful supply, competition becomes more intense and focused on price. Conversely, when prices increase and supply is tight, customers place a higher value on uninterrupted supply of material. We believe that since we are the largest metals service center purchaser from many of our suppliers, we compete effectively in terms of both price and availability of supply.

Information Technology

Metals service centers that grow through acquisitions often have several legacy computer systems within their organizations. This inherent inefficiency grows with every major acquisition and addition of another legacy system. Leveraging best practices, maximizing cost reduction and a host of other business functions in the demanding and complex metals distribution industry cannot be achieved in a corporate environment with multiple computer systems. For these reasons, we have invested considerable resources to consolidate our IT systems onto a single platform. With the exception of a single site subsidiary located in Los Angeles, all of our locations in North America are connected via a common network and are on common computer applications.

We have a full suite of standard core applications residing on our IBM mainframe and related servers. These applications include order entry, inventory control and replenishment, warehouse, material processing, general ledger, accounts receivable and accounts payable. We are presently completing the first phase of a strategic information technology review. We expect this review and evaluation to be completed within the next 12 months.

Employees

As of July 2, 2004, we had approximately 2,400 employees of which approximately 1,100 were office employees and approximately 1,300 were plant employees. Approximately 600 employees are covered by collective bargaining agreements, primarily with the International Brotherhood of Teamsters and United Steel Workers of America unions. We have entered into collective bargaining agreements with 21 union locals at 24 of our facilities that expire at various times over the next five years. During 2004 and 2005, contracts covering approximately 205 employees at six facilities are scheduled to expire or have expired. These collective bargaining agreements have not had a material impact either favorably or unfavorably on our revenues or profitability at our various locations. Although we have always maintained excellent relations with our employees and management does not expect any unresolvable issues to arise in connection with the renewal of existing contracts, we cannot assure you that labor disruptions will not occur or that any of these contracts will be extended prior to their expiration. There have been two work stoppages since our formation in 2001: a strike by the members of the International Brotherhood of Teamsters Local #221, covering 69 individuals, which occurred at the Minneapolis facility in June 2003 and lasted less than one month, and a strike by the members of the International Brotherhood of Teamsters Local # 938, covering 81 individuals, at our Toronto facility, which began on July 6, 2004, and is ongoing.

Property

We maintain 59 branches and three dedicated processing centers throughout 33 states in the United States and seven provinces in Canada, which consist of 68 physical facilities as listed in the table below. Our corporate headquarters is located in Minneapolis, Minnesota. All of the metals service center facilities are in good or excellent condition and are adequate for our existing operations. Approximately 40% of these facilities are leased. The lease terms expire at various times through 2012 and the aggregate monthly rent is approximately $0.5 million.

The following table sets forth certain information with respect to each facility as of July 2, 2004.

United States Dedicated Processing Centers:

Location	Square Footage	Own/ Lease
Ambridge, PA	280,000	Owned
Atlanta, GA	109,730	Owned
Shelbyville, KY	160,000	Owned

United States Facilities:

Location	Square Footage	Own/ Lease
Birmingham, AL	72,000	Owned
Little Rock, AR	99,000	Owned
Phoenix, AZ	35,000	Leased
Livermore, CA	59,950	Leased
Los Angeles, CA	140,000	Owned
Los Angeles, CA (Permamet)	82,000	Leased
San Diego, CA	27,200	Leased
Denver, CO	83,000	Owned
Wallingford, CT	26,302	Leased
Wilmington, DE	110,000	Owned
Jacksonville, FL	35,000	Owned
Orlando, FL	39,360	Owned
Atlanta, GA	50,850	Owned
Cedar Rapids, IA	55,600	Owned
Boise, ID	17,000	Leased
Chicago, IL	88,000	Leased
Indianapolis, IN	96,000	Owned
Wichita, KS	10,827	Leased
Knoxville, TN	30,000	Leased
Louisville, KY	56,000	Owned
Lafayette, LA	31,043	Owned
Marlborough, MA	63,800	Owned
Grand Rapids, MI	44,000	Leased
Midland, MI	14,700	Leased
Fridley, MN	12,384	Leased
Minneapolis, MN (includes United States Headquarters)	262,000	Owned
Kansas City, MO	76,000	Owned
Maryland Heights, MO	84,510	Leased
St. Louis, MO	58,000	Leased
Billings, MT	9,600	Leased
Charlotte, NC	176,000	Owned
Omaha, NE	32,200	Owned
Rochester, NY	39,000	Leased
Cincinnati, OH	63,850	Leased
Cleveland, OH	30,800	Owned
Tulsa, OK	37,500	Leased
Tulsa, OK	37,893	Owned
Portland, OR	55,942	Leased

Location	Square Footage	Own/ Lease
Erie, PA	9,600	Leased
Pittsburgh, PA	110,270	Leased
Memphis, TN	55,597	Leased
Nashville, TN	44,650	Owned
Dallas, TX	108,000	Owned
Houston, TX	146,000	Owned
Houston, TX	113,000	Owned
Richmond, VA	52,200	Owned
Richmond, VA (Sales)	4,357	Leased
Seattle/Auburn, WA	97,500	Owned
Spokane, WA	22,728	Leased
Green Bay, WI	34,560	Owned
Milwaukee, WI	53,630	Owned

Canadian Facilities:

Location	Square Footage	Own/ Lease
Calgary, AL	23,500	Owned
Edmonton, AL	54,800	Owned
Edmonton, AL (Warehouse Only)	12,500	Owned
Richmond, BC	29,900	Owned
Richmond, BC	10,791	Leased
Winnipeg, MB	56,800	Owned
Saint John, NB	13,000	Owned
Toronto, ON (includes Canadian Headquarters)	204,914	Owned
Sudbury, ON	31,090	Owned
Thunder Bay, ON	6,558	Leased
Windsor, ON	27,340	Owned
Laval, QB	119,000	Leased
Laval, QB (Warehouse Only)	26,000	Leased
Saskatoon, SK	9,110	Owned

Environmental, Safety and Government Regulation

Our operations are subject to many federal, state and local regulations relating to the protection of the environment and to workplace health and safety, including those governing waste disposal, air and water emissions, the handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters.

In particular, our operations in the United States are subject to laws and regulations relating to workplace safety and workers health, principally the Occupational Safety and Health Act, as well as other general industry safety and health standards. Our Canadian operations are subject to similar regulations. There are no known specific business practices that result in exposures for us that are higher than those for general industry or other similar businesses.

Our United States operations are also subject to extensive and increasingly stringent environmental laws and regulations, including the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Emergency Planning & Community Right-To-Know Act, the Resource Conservation and Recovery Act, the Superfund Amendments and Reauthorization Act and the Toxic Substances Control Act. Similar laws and regulations apply to our Canadian operations.

Our United States operations are also subject to the Department of Transportation Federal Motor Carrier Safety Regulations. We operate a private trucking motor fleet for making deliveries to our customers. Our drivers do not carry any material quantities of hazardous materials and there are no known business practices that result in exposures to us that are higher than other similar businesses. Our Canadian operations are subject to similar regulations.

Each of our locations performs an annual self-assessment comparing their operations to our environmental, safety and health policies and procedures to identify and correct any gaps between their performance and our requirements. In addition, our corporate environmental, safety and health staff audits several locations annually based on their performance records and identified level of risks. Accident trends, Department of Transportation citations and other risk factors are constantly monitored and studied to identify and eliminate any potentially significant problems.

We believe that we are presently in substantial compliance with all environmental and workplace health and safety laws and do not currently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet current environmental, workplace health or safety requirements. However, additional costs and liabilities may be incurred to comply with current and future requirements, which costs and liabilities could have a material adverse effect on our results of operations or financial condition. We are aware of no pending remedial actions or claims relating to environmental matters that we expect to have a material effect on our financial position or results of operations. Some of the properties that we own or lease, however, are located in industrial areas or have a history of heavy industrial use. Although we do not currently anticipate material liabilities, contamination at these and other properties may result in our potentially incurring environmental liabilities in the future that could have a material adverse effect on our financial condition or results of operations.

We have been informed that there is groundwater contamination underneath our Atlanta, Georgia service center. Reynolds Metals Company, the former owner and operator of the Atlanta service center, has been identified as a potentially responsible party at the nearby Woodall Creek Hazardous Site in connection with this contamination. In the fall of 2002, Reynolds conducted a study of our Atlanta service center to determine the source of the contamination. According to the results of that study, the contamination is migrating to our property from adjacent properties. Therefore, we do not believe our facility is the source of the contamination. However, environmental laws can impose joint and several liability on current owners of contaminated property for the costs of cleaning up such contamination. Thus, there is a possibility that we will be identified as a potentially responsible party for remediation costs associated with this contamination. We cannot reasonably estimate our potential liability associated with the groundwater contamination at this time.

We have eliminated the use of chlorinated solvents, once commonly used in the industry for metal cleaning purposes. Air and other environmental operating permits are generally not required due to the nature of our business.

Legal Proceedings

From time to time we are named as a defendant in legal actions arising in the ordinary course of our business. Except as disclosed in this prospectus, we are not a party to any pending legal proceedings other than routine litigation incidental to our business. Management does not believe that the resolution of these claims will have a material adverse effect on our financial condition or results of operations.

One of our predecessors, RASCO, sold approximately 736,000 pounds of aluminum plate for use in the Northwest marine industry during the period RASCO was a division of Reynolds Metals Company. The aluminum plate, manufactured by Alcan, has now been determined to be unsuitable for marine use. Alcoa, the parent company of Reynolds Metals Company, has agreed to provide us with defense and indemnity to legal matters and claims associated with this matter for shipments prior to November 1, 2001. Based on the percentage of product purchased and shipped after November 2001, we have recorded a $250,000 liability at January 2, 2004, related to our exposure. Alcoa has also organized an aluminum boat solutions team to identify and notify customers, involve the U.S. Coast Guard in inspection protocols and resolve any claims related to this matter.

On April 22, 2002, Champagne Metals, an Oklahoma metals service center that processes and sells aluminum products, sued us and six other metals service centers in the United States District Court for the Western District of Oklahoma. Champagne Metals alleges a conspiracy among the defendants to induce or coerce aluminum suppliers to refuse to designate it as a distributor in violation of federal and state antitrust laws and tortious interference with business and contractual relations. The complainant seeks treble damages on its antitrust claims and punitive damages in addition to actual damages. We believe that the suit is without merit. On June 10, 2004, the district court granted our and the other defendants’ motion for summary judgment and entered judgment in our favor. Champagne Metals has appealed the judgment of the district court on July 13, 2004. We believe we and the other defendants will prevail on appeal.

MANAGEMENT

Prior to the completion of this offering, we will establish a holding company structure consisting of Integris Metals Corporation, a Delaware corporation, as a holding company and Integris Metals, Inc., a New York Corporation, as its principal operating subsidiary. In connection with this offering, we intend to amend and restate our certificate of incorporation and by-laws. The following summary of our management and directors refers to provisions of the amended and restated certificate of incorporation and by-laws, including the classification of the board of directors and the election and term of service of directors that will be in effect upon the completion of this offering. The following summary also refers to provisions of the amended and restated certificate of incorporation and by-laws addressing the composition of the board of directors and its committees and compensation committee interlocks that will be in effect upon the completion of this offering or within the time period prescribed by the New York Stock Exchange listing rules.

Directors

The following table sets forth the names and ages, of our directors, as well as the other positions and offices held by those persons. The current directors represent the two stockholders of our company. In connection with our initial public offering, we intend to replace these directors with an independent board that satisfies the New York Stock Exchange listing rules for independence. We expect that the chief executive officer of our company will also serve on the board.

Our current directors are also the directors of our operating subsidiary, Integris Metals, Inc.

Name	Age*	Position
Marcus P. Randolph	48	Chairman of the Board
William E. Leahey, Jr.	54	Director
Richard P. McCracken	56	Director
Andre L. Liebenberg	42	Director
William B. Plummer	46	Director
George J. Karpakis	49	Director

*	All ages are as of July 2, 2004.

Existing Directors

Mr. Randolph has been President of BHP Billiton’s Diamonds and Specialty Products since August 2002, with responsibility for the diamonds and titanium businesses, North American metals distribution, plus technology and minerals exploration across the group. Previously, Mr. Randolph served as Chief Strategic Officer of BHP from June 1998 to June 2001 and Chief Development Officer of BHP Minerals from July 2001 to July 2002. Earlier in his career, he was the Chief Executive Officer of a Singapore based gold and petroleum company. He also held senior positions with Rio Tinto Plc and Asarco Inc. Mr. Randolph has a Bachelor of Science degree from the Colorado School of Mines and an MBA from Harvard Business School.

Mr. Leahey has been an Executive Vice President of Alcoa since 2001, with responsibility for Alcoa’s consumer products, flexible packaging, food service, packaging graphics, closure systems, construction and distribution businesses. He joined Alcoa in 2000 following the merger with Reynolds Metals Company. He was Chief Financial Officer of Reynolds from July 1998 to May 2000. He joined Reynolds in 1990 as Can Division Sales and Marketing Director. He was named the Can Division General Manager in 1992, its Vice President and General Manager in 1993, and Senior Vice President of Reynolds’ global can business in 1997. Before joining Reynolds, he was Vice President of the Asia Pacific division of Continental Can International and was based in Hong Kong from 1986 to 1990. Mr. Leahey began his career with Continental Can in 1973. Mr. Leahey is a graduate of Babson College in Wellesley, Massachusetts, with bachelor’s and master’s degrees in business administration.

Mr. McCracken has been Chief Financial Officer for Alcoa’s packaging, consumer, construction and distribution group since 2000. He joined Alcoa in 1974 and held positions of increasing responsibility in the financial and corporate development areas, including membership on the leadership team that integrated the acquisition of Alumax in 1998. Mr. McCracken is a certified management accountant. He received a bachelor’s degree from the University of Maryland and an MBA from Duquesne University.

Mr. Liebenberg has served as Chief Financial Officer of BHP Billiton’s Diamonds and Specialty Products since July 1, 2004. Prior to this, he was Vice President–Finance and Development Energy Market Services at BHP Billiton from June 2002. From July 2001 to May 2002, Mr. Liebenberg was Vice President–BCAP at BHP Billiton, and from November 1997 to June 2001, he was a Corporate Finance Director at Billiton. Mr. Liebenberg earned a Bachelor of Science degree in electrical and electronic engineering from the University of Cape Town in 1985 and an MBA from the University of Cape Town in 1990.

Mr. Plummer has been Vice President and Treasurer of Alcoa since October 2000. Before joining Alcoa, from June 2000 to October 2000, he was President, Gilbert Paper Division of Mead Corporation, a leading paper and forest products company. From July 1998 to June 2000 he was Vice President–Corporate Strategy & Planning and from February 1997 to June 1998, he was Treasurer of Mead Corporation. Mr. Plummer left General Electric Capital Corporation as Vice President–Equity Capital Group in January 1997 to join Mead Corporation. He joined General Electric Capital Corporation in 1990 and held various financial roles with General Electric Capital Corporation and General Electric Company. Mr. Plummer began his career as an aerodynamics engineer at Lockheed-California Company in 1981. He earned bachelor’s and master’s degrees in aeronautics and astronautics from Massachusetts Institute of Technology. Following his graduation from Stanford University Graduate School of Business in 1986, he spent a total of four years with Goldman, Sachs & Company and Kidder, Peabody & Company.

Mr. Karpakis has served as the President and Regional Marketing Manager for BHP Billiton Marketing, Inc. since July 1, 2002. From October 1995 to July 2002, Mr. Karpakis served as President of Billiton Stratcor Inc. Mr. Karpakis earned a Bachelor of Science degree with honors in mining engineering from the University of Utah.

Nominated Director

Mr. Edwards has agreed to join our board effective upon completion of our initial public offering of our shares. Mr. Edwards was the Controller of Alcoa from 1982 until his retirement as Senior Vice President and Controller in 2000. As part of his responsibilities at Alcoa, he served as an advisor to the audit committee. From September 2001 to January 2003 he provided consulting services to the United States Department of Treasury in connection with three financial improvement projects. Since February 2003, he has been engaged in consulting with private firms. Mr. Edwards is a member of the Financial Executives Institute (FEI) and the former chair of the FEI Committee on Corporate Reporting. He was a former director of Duracell, Inc. and serves on the board of directors of the Alcoa Foundation. Mr. Edwards earned a Bachelor of Science degree in Accounting from Virginia State University and a Master in Business Administration from Duquesne University. Our board has made a determination that Mr. Edwards is an audit committee financial expert and intends to nominate him to be the chair of the audit committee.

Composition of the Board of Directors

Our business, property and affairs are managed by, or are under the direction of, our board of directors pursuant to the General Corporation Law of the State of Delaware and our by-laws. Members of our board of directors are kept informed of our business through discussions with our chief executive officer, our chief financial officer and key members of our management, by reviewing materials provided to them and by participating in meetings of the board of directors and its committees.

Our board of directors will be divided into three classes with staggered three-year terms, with as nearly equal a number of directors in each class as possible. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Committees of the Board of Directors

We will have three board committees: an audit committee, a governance and nominating committee and a compensation and benefits committee.

Audit Committee. The board will adopt a formal charter for the audit committee which requires it to, among other things:

•	assist the board of directors to fulfill its oversight of the integrity of our company’s financial statements, our company’s compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence and the performance of our company’s internal audit function and our independent auditors; and

•	prepare the audit committee report required by the rules and regulations of the Securities and Exchange Commission (“SEC”) to be included in our proxy statement.

Governance and Nominating Committee. The board will adopt a formal charter for the governance and nominating committee which requires it to, among other things:

•	identify individuals qualified to become board members and recommend such individuals to the board for nomination for election to the board;

•	make recommendations to the board concerning committee appointments other than the governance and nominating committee;

•	develop, recommend and annually review corporate governance guidelines for the company and oversee corporate governance matters; and

•	coordinate an annual review of the board’s performance.

Compensation and Benefits Committee. The board will adopt a formal charter for the compensation and benefits committee which requires it to, among other things:

•	discharge the board’s responsibilities relating to the compensation of our officers;

•	oversee the administration of our compensation and benefits plans, in particular the incentive compensation and equity-based plans of the company (and, to the extent appropriate, the significant subsidiaries of the company); and

•	prepare the annual report on executive compensation required by the rules and regulations of the SEC to be included in our company’s annual proxy statement.

Director Compensation

The independent directors on our board will be paid $75,000 annually, 50% of which will be paid in cash and 50% of which will be in the form of restricted stock units, under a deferred compensation plan. Directors will be required to hold their restricted stock units until they leave the board, at which time they will be paid in cash. Committee chairs will receive an additional annual cash retainer of $20,000 for the audit committee, and $15,000 each for the governance and nominating and compensation and benefits committees. In addition, upon joining the board, each independent director will receive a one-time grant of restricted stock with a value of $30,000, which will vest when they leave the board. We will reimburse directors for out-of-pocket expenses.

Compensation Committee Interlocks and Insider Participation

There are no “interlocks” as defined by the SEC with respect to any member of the compensation committee. Interlocks refer to a director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the listed company’s present executives serve on that company’s compensation committee. Directors with such an interlock would not be independent until three years after the end of such service or the employment relationship.

Executive Officers

The following table sets forth the names and ages of the executive officers of Integris Metals, Inc., as well as the positions and offices held by those persons. Prior to the completion of our initial public offering, we intend that our executive officers will hold identical positions with us and our operating subsidiary, Integris Metals, Inc. As described below, the length of time our executive officers have served with us includes the time they served with Integris Metals, Inc., and the date on which our executive officers joined us reflects the date on which they joined Integris Metals, Inc.

Name	Age*	Position
Louis F. Terhar	54	President and Chief Executive Officer
Michael H. Goldberg	50	Executive Vice President and Vice President–Operations
Everett P. Chesley	60	Executive Vice President and Chief Financial Officer
Mark P. Thomson	38	Senior Vice President and Chief Information Officer
Mark D. Irwin	36	Vice President–Strategy
John R. Smith	49	Vice President–Human Resources
Robert V. Bell	57	Vice President–Sales
Michael S. Reichenbacher	55	Vice President–Supply Chain Management

*	All ages are as of July 2, 2004.

Mr. Terhar currently serves as our Chief Executive Officer. He became President and Chief Executive Officer of Integris Metals, Inc. effective April 1, 2004, and we anticipate that he will become a member of our board of directors prior to the completion of this offering. Before joining Integris, Mr. Terhar was President and Chief Executive Officer for Indian Motorcycle Corporation from July 2002 to September 2003. Indian Motorcycle subsequently liquidated through an assignment of assets for the benefit of creditors in a California proceeding under the supervision of its shareholder. From January 2000 to April 2001, Mr. Terhar was President of SHV Holdings N.V. North America and SHV Capital Ventures. Prior to that, he served as President and Chief Executive Officer of the David J. Joseph Company, one of the country’s largest ferrous and nonferrous metal recycling and trading companies, from January 1992 to December 1999. Mr. Terhar earned a bachelor’s degree in general engineering from the U.S. Naval Academy in 1972. He also earned an MBA in finance from Syracuse University, as well as an ALM in government from Harvard University.

Mr. Goldberg currently serves as our Executive Vice President and Vice President-Operations. He became Executive Vice President and Chief Operating Officer of Integris Metals, Inc. on November 1, 2001, when Integris was formed. He is now Executive Vice President and Vice President–Operations. Previously, he had served as Chief Operating Officer of NAMD, one of our predecessor entities, from August 1998 to November 2001. Prior to that Mr. Goldberg was President of NAMD’s Canadian operations and Vice President of Finance at NAMD. He serves on the specialty metals advisory board of the Metal Service Center Institute (MSCI). Mr. Goldberg received his bachelor’s degree with honors in geography from the University of Reading, United Kingdom. He also earned chartered management accountant (CMA) accreditation in the United Kingdom.

Mr. Chesley currently serves as our Chief Financial Officer. He became Executive Vice President and Chief Financial Officer of Integris Metals, Inc. on November 1, 2001, when Integris was formed. He had previously served as Vice President, responsible for finance, IT and quality business systems at RASCO, one of our predecessor entities, from March 1997. Prior to that he was Vice President Materials and Administration for RASCO and was Marketing Director in Reynolds Metals Extrusion Division. He was also in Corporate Planning and Corporate Industrial Engineering for Reynolds Metals. He is currently on the Board of MSCI and is chairman of its Management Information Committee. Mr. Chesley received his bachelor’s degree with honors in mechanical engineering and a master’s degree in economics from North Carolina State University. In addition, he has attended executive education sessions at the Wharton School at the University of Pennsylvania, the Darden School at the University of Virginia and Texas A&M University.

Mr. Thomson became our Senior Vice President and Chief Information Officer on June 1, 2004. His background includes extensive experience in information systems, process and production reengineering and e-commerce. From October 2003 through June 2004, Mr. Thomson was a private contractor in the business and IT consulting fields. Prior to this, from July 2002 through October 2003, Mr. Thomson was Senior Vice President–Quality & IT as well as Chief Information Officer at Indian Motorcycle Corporation, based in San Jose, California. Indian Motorcycles subsequently liquidated through an assignment of assets for the benefit of creditors in a California proceeding under the supervision of its shareholder. Before joining Indian Motorcycle, Mr. Thomson was a partner with LtMt Consulting from January 2002 to July 2002, specializing in business and IT strategy consulting. Prior to that, Mr. Thomson worked for David J. Joseph Company, one of the country’s largest ferrous and nonferrous metal recycling and trading companies, where he held the positions of Senior Vice President and Chief Information Officer from June 1993 to December 2001. He has a bachelor’s degree in management information systems/business from Miami University.

Mr. Irwin became Vice President–Strategy of Integris Metals, Inc. in January of 2004. He is on secondment until, at the latest, June 30, 2005, from BHP Billiton where he has held various positions since 1995. Mr. Irwin’s prior positions include Vice President Joint Ventures, from April 2003 to January 2004, and Vice President Strategic Sourcing, from June 2001 to April 2003, during which time BHP Billiton completed more than 60 global or country procurement initiatives. Previously, from November 1995 to May 2001, Mr. Irwin served as an in-house lawyer on issues such as expansion projects, mergers and acquisitions, securities law, litigation and drafting commercial agreements. Mr. Irwin has previously worked in Australia, the United States, Canada, South Africa, the United Kingdom, Colombia and Chile. Mr. Irwin earned his law degree from Queensland University of Technology and is presently undertaking an MBA. He is a Fellow of the Institute of Chartered Secretaries and Administrators.

Mr. Smith became the Vice President–Human Resources in April of 2002. His career highlights include over 17 years in key executive human resource positions on senior management teams. Most recently Mr. Smith was General Manager of the Industrial Welding Division of Illinois Tool Works in Appleton, Wisconsin from 2000 to 2002 and Chief Executive Officer, President and Vice Chairman of Barton Employment Outsourcing in Atlanta, Georgia from 1997 to 2000. Mr. Smith has extensive experience in the areas of organizational development strategies, performance management and career development, leading edge labor relations strategies and Six Sigma improvement methodologies. Mr. Smith earned both his bachelor’s degree in business administration and his MBA from California State University, Fullerton.

Mr. Bell became our Vice President–Sales on November 1, 2001, when Integris was formed. Previously, Mr. Bell served as Vice President of Sales & Marketing for RASCO from November 2000 until November 2001. From 1982 until November 2001 he held various positions with RASCO, including general manager of RASCO’s Seattle and Los Angeles branches. Mr. Bell received his bachelor’s degree in business from Eastern Washington University.

Mr. Reichenbacher became our Vice President–Procurement on November 1, 2001, when Integris was formed. He is now our Vice President-Supply Chain Management. Prior to joining Integris, he served in various capacities since 1970 with Vincent Metals, a predecessor to NAMD, including as Senior Vice President–Eastern Division from July 1996. Mr. Reichenbacher holds a bachelor’s degree in business from Southeast Missouri State University.

Term of Office

Our executive officers named herein are elected annually and serve at the pleasure of our board of directors.

Executive Compensation

Compensation Philosophy. Our executive compensation plan design is intended to encourage management to maintain a long-term perspective, while at the same time, to deliver consistently positive annual results. Fundamental underpinnings of the design are: paying for performance, both individual and collaborative; paying competitively compared to other similar metals service center companies and, at the executive levels, paying total compensation that is based in part on the attainment of financial and non-financial goals.

The following table sets forth the compensation paid or awarded to our Chief Executive Officer and the four other most highly compensated executive officers serving as of January 2, 2004, for services rendered in all capacities during our 2003 fiscal year. We refer to these individuals, collectively, as the named executive officers.

Summary Compensation Table

	Annual Compensation		All Other Compensation(1)
Name and Principal Position	Salary	2003 Bonus
Harrison P. Jones(2) Former Chief Executive Officer	$450,000	$96,188	$8,000

Michael H. Goldberg Executive Vice President and Vice President–Operations	325,020	77,111	8,500

Everett P. Chesley Executive Vice President and Chief Financial Officer	225,000	45,169	6,000

Michael S. Reichenbacher Vice President–Supply Chain Management	221,520	34,520	8,000

Sam Hanna(3) Vice President–Customer Service	216,000	35,820	8,000

(1)	All Other Compensation consists of matching 401(k) contributions.
(2)	Mr. Terhar assumed the duties as Chief Executive Officer in April 2004. For a description of Mr. Terhar’s compensation, see “Employment Agreements” below.
(3)	Mr. Hanna’s employment by the company terminated in June 2004.

In 2004, the employment of Messrs. Jones and Hanna terminated. As part of their separation agreements, Mr. Jones received $335,000 and Mr. Hanna will receive $220,000 in severance payments from us. In addition to these separation payments, they will receive pro rata shares of their 2004 incentive payouts based on their period worked in 2004.

Employment Agreements

Mr. Terhar is compensated based on the employment agreement signed at the time of his hire. His compensation includes an annual salary of $450,000, a target bonus of 75.0% of annual salary (with 60.0% of such bonus guaranteed for his first year of employment, prorated for the portion of the year actually worked) which may be increased for exceptional performance to 150.0% of base salary, and a grant of 177,725 phantom options and certain perquisites, such as use of a company car. Mr. Terhar’s contract generally provides for severance pay of twice his annual pay and a prorated bonus if his employment is terminated prior to the one year anniversary of his employment and one times his annual pay and prorated bonus if his employment is terminated thereafter. In certain circumstances associated with a change in control, Mr. Terhar is entitled to two times annual pay and prorated bonus.

Incentive Compensation Plan

We maintain an incentive compensation plan, pursuant to which we grant performance incentives to executive officers and key employees performance incentives. Awards are designed to reward management for accomplishing financial, health, safety, environmental and other goals critical to achieving annual performance objectives. Each participant’s award contains parameters that establish the metrics by which performance will be measured and the potential value of the award. The executive management compensation and benefit committee determines who will participate in the incentive plan and establishes the incentive plan parameters for each participant. The board of directors determines eligibility and establishes the incentive compensation parameters for our Chief Executive Officer, Chief Financial Officer, Executive Vice President and Vice President–Operations. We plan to review and, potentially, redesign our incentive compensation plan for 2005.

2002 Phantom Stock Option Plan

We adopted a Phantom Stock Option Plan retroactively effective January 1, 2002, which we refer to as the Phantom Plan. No awards will be granted under this plan after completion of our initial public offering.

Phantom stock options were granted under the Phantom Plan to 19 key employees effective January 1, 2002, 2003 and 2004. Awards granted under the Phantom Plan have a six-year life from the effective grant date, and vest as follows:

•	50.0% on the second anniversary of the date of the grant;

•	25.0% on the third anniversary of the date of the grant; and

•	25.0% on the fourth anniversary of the date of the grant.

The following table presents information relating to grants of phantom stock options made during fiscal year 2003:

Phantom Stock Options Plan Awards Table

Named Executive (1)	Phantom Stock Options Granted in 2003	Exercise Price
Harrison P. Jones (2)
2003 grants	177,725	$12.66
2002 grants (3)	177,725	12.66
Michael H. Goldberg
2003 grants	102,692	12.66
2002 grants (3)	102,692	12.66
Everett P. Chesley
2003 grants	71,090	12.66
2002 grants (3)	71,090	12.66
Michael S. Reichenbacher
2003 grants	34,995	12.66
2002 grants (3)	33,972	12.66
Sam Hanna (2)
2003 grants	33,476	12.66
2002 grants (3)	32,223	12.66

(1)	Mr. Terhar and Mr. Thomson were granted awards of 177,725 and 30,016 phantom stock options, respectively, under the Phantom Plan when they joined our company in 2004 with exercise prices of $8.20 and $11.19, respectively. Each of these awards is scheduled to vest over a three-year period; 50.0% on the first anniversary of the date of the grant and 25.0% on each of the second and third anniversaries of the date of grant, subject to acceleration in the event of an initial public offering, as described below.
(2)	In connection with the termination of Messrs. Jones and Hanna, all outstanding phantom stock options expired except 50.0% of their 2002 grants, which had previously vested.
(3)	Reflects phantom stock options that were granted in 2003, the terms of which provide that such options are deemed to be granted on January 1, 2002. Accordingly, 50.0% of such options vested as of January 1, 2004.

The Phantom Plan provides that in the event of an initial public offering, or IPO, the portion of each award scheduled to vest on the second anniversary of the grant date will vest. Participants are entitled to receive the difference between the IPO price and the exercise price under the Phantom Plan on exercise of such vested awards following the IPO. At the discretion of the participant, the vested awards may be settled in cash or in stock of our company at the IPO price.

Unvested portions of awards will be converted into a proportionate number of non-qualified stock options with an exercise price equal to the IPO price. The non-qualified stock options will vest on the same schedule as they would have vested under the Phantom Plan and will have the same six-year life, measured from the original date of the grant.

In connection with the IPO, we will adjust the outstanding awards contemplated by the terms of the Phantom Plan to reflect a change from the hypothetical capital structure of 50.0 million shares issued and outstanding to our planned post-IPO capital structure, providing similar value to participants, which may include adjustments to the number and exercise price of such phantom stock options.

The adjustment of phantom options granted pursuant to the Phantom Plan is shown in the table below.

	2002		2003		2004
	Number of Phantom Options(1)	Adjusted For Post IPO Structure	Number of Phantom Options(1)	Adjusted For Post IPO Structure	Number of Phantom Options(1)	Adjusted For Post IPO Structure
Total awards granted and outstanding	594,705		470,723		732,536
Total vested awards to be settled upon IPO	363,470		235,362		366,268
Total unvested awards converted to stock options upon an IPO	231,235		235,362		366,268

(1)	Phantom stock options were granted using a hypothetical capital structure consisting of 50.0 million shares issued and outstanding.

2004 Integris Metals Corporation Stock Incentive Plan

We intend to implement a stock incentive plan prior to completion of this offering. The stock incentive plan will permit grants of stock options, restricted stock units and other forms of equity-based incentive compensation. The stock incentive plan will be designed to provide long-term incentives tied to increasing shareholder value.

Awards in the form of stock options will be exercisable at times set by the compensation and benefits committee. The minimum vesting period applicable to other awards are established by the plan and/or by the compensation and benefits committee. The awards under this plan are expected to satisfy the requirements for deductibility under Section 162(m) of the Internal Revenue Code.

Defined Benefit Pension Plan

We currently maintain a defined benefit pension plan for employees whose employment commenced prior to July 1, 2002, and there are defined benefit pension formulas that apply to certain of the named executives. The formulas used under the plan applicable to covered employees generally have payouts based on years of service and on final average earnings. For purposes of the formulas, covered compensation includes base salary and annual bonus.

Tables shown below represent estimated payouts under the varying formulas used under our plan. This includes an annualized payout of both qualified pension funds as capped by legislation and additional funds from a non-qualified supplemental pension plan. The formulas are subject to early retirement provisions that would reduce the annual benefits displayed in the above tables. The formulas are each capped at 35 years of service.

Integris Formula Table(1)

	Years of Service
Remuneration	15	20	25	30	35
$200,000	$48,800	$60,400	$72,000	$83,600	$95,200
250,000	62,050	76,900	91,750	106,600	121,450
300,000	75,300	93,400	111,500	129,600	147,700
350,000	88,550	109,900	131,250	152,600	173,950
400,000	101,800	126,400	151,000	175,600	200,200
450,000	115,050	142,900	170,750	198,600	226,450
500,000	128,300	159,400	190,500	221,600	252,700
550,000	141,550	175,900	210,250	244,600	278,950
600,000	154,800	192,400	230,000	267,600	305,200
650,000	168,050	208,900	249,750	290,600	331,450
700,000	181,300	225,400	269,500	313,600	357,700

(1)	The Integris formula does not contain a social security offset. The table is calculated using the assumption that retirement occurs at normal retirement age, and that earnings above $70,000 are treated as earnings in excess of covered compensation. The table uses an attained age factor of 0.7%.

Pension benefits calculated under the Integris formula are calculated based on a formula which multiplies 0.9% times all years of credited service times future average earnings, plus 0.4% times all years of credited service times future average earnings in excess of covered compensation, plus a variable percent, which is based upon service earned prior to July 1, 2002. Mr. Goldberg’s benefits are calculated under the Integris formula and he is credited with 21 years of service as of July 2, 2004.

Vincent Metal Goods (“VMG”) Formula Table(1)

	Years of Service
Remuneration	15	20	25	30	35
$200,000	$47,906	$63,875	$79,844	$95,813	$111,781
250,000	61,031	81,375	101,719	122,063	142,406
300,000	74,156	98,875	123,594	148,313	173,031
350,000	87,281	116,375	145,469	174,563	203,656
400,000	100,406	133,875	167,344	200,813	234,281
450,000	113,531	151,375	189,219	227,063	264,906
500,000	126,656	168,875	211,094	253,313	295,531
550,000	139,781	186,375	232,969	279,563	326,156
600,000	152,906	203,875	254,844	305,813	356,781
650,000	166,031	221,375	276,719	332,063	387,406
700,000	179,156	238,875	298,594	358,313	418,031

(1)	The VMG formula does not contain a social security offset. The table is calculated using the assumption that retirement occurs at normal retirement age, and that earnings above $70,000 are treated as earnings in excess of covered compensation.

Messrs. Jones and Hanna will receive monthly payments calculated under the VMG formula based on 13 and 33 years of service, respectively, as calculated from their retirement dates. Mr. Reichenbacher’s benefits are calculated under the VMG formula. He is credited with 9 years of service under the VMG formula as of July 2, 2004, and is also entitled to a frozen, indexed Alcan benefit for service prior to July 1, 1995. Mr. Reichenbacher is credited with 35 years of total service as of July 2, 2004. Pension benefits under the VMG benefit formula are age, service and compensation dependent. As employees approach retirement, the benefit they earn each year increases. The formula is equal to a base percentage (which is described below) times final average earnings, times the number of years of credited service in each age range, plus an excess percentage (which is described below) times final average earnings in excess of covered compensation times the number of years of credited service in each age range. The percentages used are: under age 45, a base percentage of 1.125%, excess percentage of 0.375%, ages 45 to 55, a base percentage of 1.3125%, excess percentage of 0.4375%, and age 55 and older, a base percentage of 1.5%, excess percentage of 0.5%. The table above utilizes average percentages of 1.3125% and 0.4375% for base and excess earnings, respectively.

RASCO Formula Table(1)

	Years of Service
Remuneration	15	20	25	30	35
$200,000	$54,000	$72,000	$90,000	$117,615	$145,615
250,000	67,500	90,000	112,500	147,115	182,115
300,000	81,000	108,000	135,000	176,615	218,615
350,000	94,500	126,000	157,500	206,115	255,115
400,000	108,000	144,000	180,000	235,615	291,615
450,000	121,500	162,000	202,500	265,115	328,115
500,000	135,000	180,000	225,000	294,615	364,615
550,000	148,500	198,000	247,500	324,115	401,115
600,000	162,000	216,000	270,000	353,615	437,615
650,000	175,500	234,000	292,500	383,115	474,115
700,000	189,000	252,000	315,000	412,615	510,615

(1)	The RASCO plan contains a social security offset. The table estimates annual benefit exclusive of this reduction as we cannot with reasonable assurance calculate the amount of the offset.

Mr. Chesley’s benefits are calculated under the RASCO formula and he is credited with 36.3 years of service as of July 2, 2004. Pension benefits under the RASCO pension plan are determined as the greater of (i) the result under the basic formula by which benefits are determined as 2.0% times final average earnings up to $20,000 times the number of years of credited service, plus 0.75% times final average earnings in excess of $20,000 times the number of years of credited service or (ii) the result under the alternate formula by which benefits are determined as 1.8% times final average earnings times the number of years of credited service up to 25 years, plus 1.0% times final average earnings times the number of years of credited service in excess of 25 years, minus 1.0% times estimated primary social security benefit times the number of years of credited service.

Liability Limitations and Indemnification

Our certificate of incorporation and by-laws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law expressly permits a corporation to provide that its directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These express limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

The provisions of Delaware law that relate to indemnification expressly state that the rights provided by the statute are not exclusive and are in addition to any rights provided in a certificate of incorporation or by-laws, by agreement or otherwise. Our certificate of incorporation and by-laws provide that we will indemnify our directors and officers to the maximum extent permitted by law and that we may indemnify other employees and agents. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions in his or her capacity as an officer, director, employee or agent. We have obtained an insurance policy that insures our directors and officers against losses, above a deductible amount, from specified types of claims. Finally, prior to completion of this offering, we intend to enter into agreements with each of our directors and executive officers that, among other things, will require us to indemnify them and advance expenses to them relating to indemnification suits to the fullest extent permitted by law. We believe that these provisions, policies and agreements will help us attract and retain qualified persons.

The limited liability and indemnification provisions in our certificate of incorporation, by-laws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act, may be permitted to our directors, officers, employees and agents under our certificate of incorporation or indemnification agreements, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL AND SELLING STOCKHOLDERS

Prior to the completion of this offering, all shares of our common stock were owned by Reynolds Metals Company, a wholly owned subsidiary of Alcoa, whose executive offices are located at 6603 West Broad Street, Richmond, Virginia 23230, and Billiton Investments Ireland Ltd., a wholly owned subsidiary of BHP Billiton, whose executive offices are located at Neathouse Place, Victoria, London, England SW1V 1BH. All of the shares of our common stock owned by Reynolds and Billiton Investments are being sold in this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We buy a substantial amount of aluminum products from Alcoa. We negotiate with Alcoa at arm’s length and obtain supply terms which reflect our ability to aggregate demand and negotiate favorable prices. We do not expect our supplier relationship to be affected by our initial public offering. We purchased $181.1 million, $172.1 million, and $10.7 million of aluminum products from Alcoa in fiscal years 2003 and 2002, and in the period from November 1, 2001, through December 28, 2001, respectively. In addition, RASCO, one of our predecessor companies, purchased $80.0 million of aluminum products from Alcoa during the period from January 1, 2001, through October 31, 2001.

In connection with our formation, we entered into a master transition services agreement with Alcoa whereby Alcoa agreed to provide certain transition services to us for a fee to be calculated monthly. This agreement expired at the end of 2002. The services under this agreement primarily related to (i) administrative services and expenses such as cash management, accounts receivable, accounts payable, human resources, postage and telephone and facility rental, and (ii) information technology usage and support. In addition to the above, we entered into an agreement with Reynolds Metals Company, a subsidiary of Alcoa, to second the RASCO manufacturing and administrative personnel until such employees were legally transferred to our payroll on January 1, 2002. The agreement expired on January 1, 2002. We also pay Alcoa for miscellaneous expense pass-throughs arising from, for example, licenses and equipment leases transferred in connection with our formation. Total charges from Alcoa under these agreements were $0.4 million, $7.1 million and $2.7 million during fiscal years 2003 and 2002, and the period from November 1, 2001, through December 28, 2001, respectively. In addition, during the period from January 1, 2001, through October 31, 2001, RASCO was charged $7.5 million by Alcoa for corporate and other costs such as systems support, human resources, taxes, legal and certain shared accounting functions.

We have entered into agreements with BHP Billiton, whereby three BHP Billiton employees are seconded to us, including our Vice President–Strategy and two other employees tasked to help us implement Integris Plus, a Six Sigma based management program. We reimburse BHP Billiton the cost of these employees’ salary and benefits, in addition to travel and other related expenses, which amount to approximately $0.7 million on an estimated annual basis.

One of our predecessors, RASCO, sold approximately 736,000 pounds of aluminum plate for use in the Northwest marine industry during the period RASCO was a division of Reynolds Metals Company. The aluminum plate, manufactured by Alcan, has been determined to be unsuitable for marine use. Alcoa, the parent company of Reynolds Metals Company, has agreed to provide us with defense and indemnity to legal matters and claims associated with this matter for shipments prior to November 1, 2001. For more information regarding this subject, please refer to “Legal Proceedings” under our “Business” heading.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock does not purport to be complete and is subject to and is qualified by, our amended and restated certificate of incorporation, or certificate of incorporation, and our amended and restated by-laws, which we refer to as our by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

We were incorporated in Delaware on July 21, 2004.  In connection with this offering, we intend to amend and restate our certificate of incorporation and by-laws. The following summary of our capital stock does not relate to our current certificate of incorporation or by-laws, but rather is a description of our capital stock pursuant to the amended and restated certificate of incorporation and amended and restated by-laws that we intend to be in effect upon the completion of this offering. The following descriptions are summaries of the material terms of these documents and relevant sections of the General Corporation Law of the State of Delaware. Forms of our amended and restated certificate of incorporation and amended and restated by-laws have been filed as exhibits to the registration statement of which this prospectus forms a part, and we refer to them in this prospectus as the certificate of incorporation and by-laws, respectively. The summaries of these documents are qualified in their entirety by reference to the full text of these documents.

Our authorized capital stock will consist of             shares of common stock and             shares of preferred stock.

After this offering there will be             shares of common stock outstanding, not including shares subject to the underwriters’ over-allotment option. At the completion of this offering, no shares of preferred stock will be outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share. Directors are elected by a plurality of the votes cast by shares entitled to vote. Other matters to be voted on by our stockholders must be approved by a majority of the votes cast on the matter by the holders of common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of preferred stock. Approval of an amendment to our Certificate of Incorporation, a merger, a share exchange, a sale of all our property or a dissolution must be approved by a majority of all votes entitled to be cast by the holders of common stock, voting together as a single voting group. Holders of our common stock will not have the right to cumulate votes in elections of directors.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to their proportionate share of any assets in accordance with each holder’s holdings remaining after payment of liabilities and any amounts due to other claimants, including the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive rights and no right to convert or exchange their common stock into any other securities. No redemption or sinking fund provisions will apply to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

Holders of common stock will share equally on a per share basis in any dividend declared by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, without stockholder approval, to issue up to             shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series. Our board of directors can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without stockholder approval. No shares of preferred stock are currently outstanding and, except as otherwise described in “Description of Capital Stock—Rights Plan,” we have no present plan to issue any shares of preferred stock.

Business Combinations

We are governed by Section 203 of the General Corporation Law of the State of Delaware. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. The stockholders cannot authorize the business combination by written consent.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10.0% or more of the assets of the corporation to or with the interested stockholder; or

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15.0% or more of the outstanding voting stock of the corporation; or

•	an affiliate or associate of the corporation who was the owner of 15.0% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption.

Our certificate of incorporation and by-laws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Classified Board of Directors

Our certificate of incorporation and by-laws provide that the number of directors shall be fixed by an affirmative resolution of our board of directors at between one and 15 directors. The size of our board is currently fixed at six directors. After this offering, our board will consist of      directors.

Our certificate of incorporation provides for our board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. Under Section 141 of the General Corporation Law of the State of Delaware, directors serving on a classified board can only be removed for cause. The provision for our classified board may be amended, altered or repealed only upon the affirmative vote of the holders of 80.0% of our common shares. For further information, please refer to “Management—Composition of the Board of Directors.”

The provision for a classified board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions.

We believe that a classified board will help to assure the continuity and stability of our board and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience on our board. The classified board provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

Starting with the directors elected in 2004, our directors will serve three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Our by-laws further provide that generally, vacancies or newly created directorships in our board may only be filled by the vote of a majority of our board provided that a quorum is present and any director so chosen will hold office until the next election of the class for which such director was chosen.

Stockholder Action; Special Meetings

Our certificate of incorporation provides that stockholder action can be taken at an annual or special meeting of stockholders. Our by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of our board, our president or the secretary at the written request of a majority of the directors.

Quorum at Stockholder Meetings

The holders of not less than 50.0% of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all stockholder meetings.

Stockholder Action By Written Consent

Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

Stockholder Proposals

At an annual meeting of stockholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of stockholders, business must be specified in the notice of the meeting (or any supplement to that notice), brought before the meeting by or at the direction of the directors (or any duly authorized committee of the board of directors) or properly brought before the meeting by a stockholder.

To be timely, a stockholder’s notice of business to be brought before the meeting must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 calendar days prior to the date of the annual meeting. However, in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made, the stockholder’s notice must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

A stockholder’s notice must set forth, among other things, as to each matter the stockholder proposes to bring before the meeting:

•	a description in reasonable detail of the business proposed to be brought before the meeting and the reason for conducting such business;

•	the name and record address of such stockholder;

•	the class or series and number of shares that are owned of record and beneficially by the stockholder proposing the business;

•	a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and

•	a representation that such stockholder intends to appear in person or by proxy at the meeting to bring such business before the meeting.

Similarly, at a special meeting of stockholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of the chairman of our board, our chief executive officer, our president, our secretary or a majority of the total number of those persons authorized by our by-laws or by applicable law to call a special meeting.

Nomination of Candidates for Election to Our Board

Under our by-laws, only persons that are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders by or at the direction of our board or a committee of our board, or properly nominated by a stockholder. To properly nominate a director, a stockholder must:

•	be a stockholder of record on the date of the giving of the notice for the meeting;

•	be entitled to vote at the meeting; and

•	have given timely written notice of the business to our secretary.

To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 calendar days prior to the date of the annual meeting. However, that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting has been given or made, the stockholders notice must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, such stockholder’s notice must include, among other things,

•	as to each person whom the stockholder proposes to nominate for election as a director:

•	the name, age, business address and residence address of the person;

•	the principal occupation or employment of the person;

•	the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and

•	any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder; and

•	as to the stockholder giving the notice:

•	the name and record address of such stockholder;

•	the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder;

•	a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

•	a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

•	any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

Amendment of By-laws

Except as otherwise provided by law, our certificate of incorporation or our by-laws, our by-laws may be amended, altered or repealed at a meeting of the stockholders provided that notice of such amendment, alteration or appeal is contained in the notice of such meeting or a meeting of our board of directors.

All such amendments must be approved by either the holders of a majority of the common stock or by a majority of the entire board of directors then in office.

Amendment of the Certificate of Incorporation

Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation, except as may be provided in the terms of any preferred stock, requires approval by the affirmative vote of both a majority of the members of our board then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. However, any proposal to amend, alter, change or repeal the provisions of our certificate of incorporation relating to:

•	the classification of our board;

•	removal of directors;

•	the prohibitions on stockholder action by written consent or stockholder calls for special meetings;

•	amendment of by-laws; or

•	amendment of the certificate of incorporation requires approval by the affirmative vote of 66 2/3% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Rights Plan

Under Delaware law, every corporation may create and issue rights entitling the holders of the rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of the shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of the rights.

We intend to enter into a stockholder rights agreement with              prior to this offering. Our rights agreement will provide that each share of our common stock outstanding after this offering will have one right to purchase one-hundredth of a preferred share attached to it. The purchase price for one one-hundredth of a preferred share will be             .

Initially, the rights under our rights agreement will be attached to outstanding certificates representing our common stock and no separate certificates representing the rights will be distributed. The rights will separate from our common stock and be represented by separate certificates approximately 10 days after someone acquires, or commences a tender offer for, 15.0% or more of our outstanding common stock.

After the rights separate from our common stock, certificates representing the rights will be mailed to record holders of our common stock. Once distributed, the rights certificates alone will represent the rights.

All shares of our common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on the tenth anniversary of the date of the completion of this offering unless earlier redeemed or exchanged by us.

Each right will entitle the holder to purchase a fraction of a share of preferred stock from us at a purchase price equal to              if an acquiror obtains 15.0% or more of our common stock, the board does not redeem the rights within 10 days and any of the following occurs:

•	we merge into another entity;

•	an acquiring entity merges into us; or

•	we sell more than 50.0% of our assets or earning power.

Under our rights agreement, any rights that are or were owned by an acquiror of more than 15.0% of our outstanding common stock will be null and void. Holders will also be entitled to receive two shares of our common stock (subject to adjustment) on payment of the purchase price in lieu of such fractions of a share of preferred stock.

Our rights agreement contains exchange provisions which provide that after an acquiror obtains 15.0% or more, but less than 50.0%, of our outstanding common stock, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for shares of our common stock. In that event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

Our board of directors may redeem all of the outstanding rights under our rights agreement prior to the earlier of:

•	the time that an acquiror obtains 15.0% or more of our outstanding common stock; or

•	the final expiration date of the rights agreement. The redemption price under our rights agreement is $0.001 per right, subject to adjustment. The right to exercise the rights will terminate upon the action of our board ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

Holders of the rights will have no rights as our stockholders, including the right to vote or receive dividends, simply by virtue of holding the rights.

Our rights agreement contains rights that have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board to negotiate with an acquiror on behalf of all the stockholders. In addition, the rights should not interfere with a proxy contest.

Transfer Agent and Registrar

We have appointed                      as the transfer agent and registrar for our common stock.

Listing

We intend to apply for the listing of our common stock on the New York Stock Exchange under the symbol “IMC.”

SHARES ELIGIBLE FOR FUTURE SALE

No public market for our common stock existed before this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect the trading price of our common stock.

Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming no exercise of the underwriters’ over-allotment option. All of the shares sold in this offering, other than those sold to our affiliates, will be freely tradable without restriction or further registration under the Securities Act.

Lock-Up Agreements

We and our executive officers and directors have agreed with the underwriters under a lock-up agreement, that, subject to limited exceptions described under “Underwriting,” we and they will not, for a period of 180 days after the date of this prospectus.

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock. Transfers or dispositions can be made sooner with the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc.

Rule 144

In general, under Rule 144 of the Securities Act beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the shares of common stock then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 must comply with the manner of sale provisions and notice requirements set out in the Rule and information about us must be publicly available.

Rule 144(k)

Under Rule 144(k) of the Securities Act, a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration of Stock on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock to be issued pursuant to options, restricted stock units or other forms of equity granted under our 2004 stock incentive plan. Based on the number of shares reserved for issuance, the registration statement would cover approximately              shares. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately thereafter, subject to applicable minimum vesting period requirements of the plan and after complying with Rule 144 volume limitations, manner of sale provisions, notice requirements and current public information requirements applicable to sales by affiliates and with applicable 180-day lock-up agreements.

DESCRIPTION OF INDEBTEDNESS

We have a $350.0 million senior secured credit facility with a syndicate of financial institutions, pursuant to a credit agreement dated as of August 19, 2002. Under our senior secured credit facility, we may borrow an amount up to $25.0 million less than our borrowing base, which is calculated using eligible accounts receivable and inventories pledged as collateral. If we do not maintain at least $25.0 million availability for future borrowings, the terms of our credit agreement impose certain additional requirements. Accordingly, it is unlikely we would not maintain at least $25.0 million availability for future borrowings. As of July 2, 2004, $234.4 million was outstanding under our senior secured credit facility, and we had an additional $7.1 million of letters of credit outstanding. Approximately $76 million was available for future borrowings after giving effect to the headroom and availability provisions contained in the credit agreement.

Borrowings under the senior secured credit facility bear interest, at our option, at either LIBOR plus a margin or the prime rate plus a margin. The margin charged is based on our overall leverage ratio.

Our sole operating subsidiary and all of its material operating subsidiaries are borrowers, on a joint and several basis, under our senior secured credit facility. In addition, each of our operating subsidiary’s other domestic subsidiaries (except for certain excluded subsidiaries) guarantee all of the indebtedness under the senior secured credit facility. The obligations of the borrowers under the senior secured credit facility are secured by our accounts receivable and inventory and the accounts receivable and inventory of all of our subsidiaries that are borrowers or guarantors (except for certain excluded subsidiaries).

The credit agreement contains restrictive covenants that, among other things, can limit our ability to:

•	grant liens on our property;

•	undergo certain reorganizations;

•	make certain investments, loans, advances or guarantees;

•	make business acquisitions in excess of $100.0 million over the life of the agreement, and then only in cases where after the acquisition there is at least $50.0 million unused availability under the senior secured credit facility;

•	sell assets or engage in sales-leaseback transactions; and

•	engage in certain transactions with affiliates.

In addition, our credit agreement prohibits us from making any distributions or paying any dividends to holders of our common stock, unless there is at least $50.0 million of unused availability, after giving effect to the payment, and limits the amount of such distributions to not more than 25.0% of consolidated net income in the last 12 months.

Our senior secured credit facility contains customary events of default, including, but not limited to, failure to pay principal or interest, breach of covenants or representations and warranties, cross-default to other indebtedness, change in control or non-compliance with financing documents. If an event of default occurs under the senior secured credit facility and is not cured within the proscribed grace period, the lenders under the senior secured credit facility will be entitled to take various actions, including terminating all loans and demanding payment for all amounts outstanding thereunder and foreclosing on collateral.

The senior secured credit facility requires us to meet a fixed charge coverage ratio and limits the amount of capital expenditures we may make. As of July 2, 2004, we were in compliance with all debt covenant requirements.

The senior secured credit facility terminates August 26, 2006. We believe we will be able to obtain a replacement credit facility similarly secured by our accounts receivable and inventories.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the anticipated material United States federal income and estate tax consequences to a Non-U.S. Holder (as defined below) of the acquisition, ownership and disposition of our common stock under current United States federal income tax law. This discussion does not address specific tax consequences that may be relevant to particular persons in light of their individual circumstances (including, for example, pass-through entities (e.g., partnerships) or persons who hold the common stock through pass-through entities, banks or financial institutions, broker-dealers, insurance companies, tax-exempt entities, common trust funds, pension plans, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, owners of more than 5.0% of our common stock, certain U.S. expatriates, dealers in securities or currencies, persons that have a functional currency other than the U.S. dollar and persons in special situations, such as those who hold our common stock as part of a straddle, hedge, conversion transaction, or other integrated investment), all of whom may be subject to tax rules that differ significantly from those summarized below. Unless otherwise stated, this discussion is limited to the tax consequences to those Non-U.S. Holders who are the original beneficial owners of our common stock and who hold such common stock as capital assets. In addition, this discussion does not describe any tax consequences arising under the tax laws of any state, local or non-United States jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations (the “Treasury Regulations”) promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect.

Prospective purchasers of our common stock are urged to consult their tax advisors concerning the United Sates federal income tax consequences to them of acquiring, owning and disposing of our common stock, as well as the application of state, local and non-United States income and other tax laws.

As used herein, a “U.S. Holder” of common stock means a holder that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) or partnership created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (Y) was in existence on August 20, 1996, was properly treated as a domestic trust under the Code on August 19, 1996 and has a valid election in effect under applicable United States Treasury Regulations to continue to be treated as a United States person. A “Non-U.S. Holder” is a holder that is not a U.S. Holder. If a partnership holds our common stock, the tax treatment of each partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock should consult their tax advisors.

Dividends

Dividends paid to a Non-U.S. Holder of common stock will generally be subject to withholding of United States federal income tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where an income tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not, however, subject to the withholding tax, but are instead subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable income tax treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service (IRS) Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where an income tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we either are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time during the shorter of the five-year period preceding such sale or other disposition or the period that such Non-U.S. Holder held our common shares (the “Applicable Period”).

An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30.0% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30.0% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We do not believe that we have been, are currently or are likely to be a USRPHC for United States federal income tax purposes. If we were to become a USRPHC, so long as our common stock is regularly traded on an established securities market and continues to be traded, you would be subject to federal income tax on any gain from the sale, exchange or other disposition of shares of common stock only if you actually or constructively owned, during the Applicable Period, more than 5.0% of the class of stock that includes such shares.

Federal Estate Tax

Common stock held by an individual Non-U.S. Holder at the time of death will generally be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. A Non-U.S. Holder will be subject to backup withholding on dividends paid to such holder unless applicable certification requirements are met.

If common stock is sold by a Non-U.S. Holder outside the United States and conducted through a non-United States related financial institution or broker, backup withholding and information reporting generally would not apply. Information reporting and, depending on the circumstances, backup withholding, generally would apply to the proceeds of a sale of common stock within the United States or conducted through a United States related financial institution or broker unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payer does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are the joint book-running managers of this offering and are acting as representatives of the underwriters set forth in the table below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After our initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to              additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the              shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders or us per share of common stock. The underwriting discounts and commissions are         % of the public offering price. The selling stockholders and we have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

	Paid by Selling Stockholders		Paid by Integris
	No exercise	Full exercise	No exercise	Full exercise
Per share	$	$	$	$
Total	$	$	$	$

In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            , which we will pay. We will also pay the expenses, including underwriting discounts and commissions, associated with the exercise of the over-allotment option.

The selling stockholders and we have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our directors and certain officers and we have agreed, for a period ending 180 days after the date of this prospectus, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. There are no agreements between the underwriters and any of our officers and directors releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This penalty bid may occur when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing date, will not offer or sell any common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation among us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the history of and prospects for our company and the industry in which we compete;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings;

•	our earnings prospects;

•	the prevailing market conditions of the applicable United States securities market at the time of this offering, market valuations of publicly traded companies that we and the representatives to the underwriters believe to be comparable to our company; and

•	other factors deemed relevant.

We intend to apply for listing of our common stock on the New York Stock Exchange under the symbol “IMC.”

Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common stock or that the shares will trade in the public market at or above the initial public offering price.

A prospectus in electronic format may be made available on internet websites maintained by one or more of the underwriters in this offering and may be made available on the websites maintained by other underwriters. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Certain of the underwriters or their affiliates have in the past performed, and may in the future from time to time perform, investment banking, advisory, general financial and commercial banking services for us and our subsidiaries and for the selling stockholders and their affiliates for which they have in the past received, and may in the future receive, customary fees and reimbursement of expenses. JPMorgan Chase Bank and J.P. Morgan Bank Canada, affiliates of J.P. Morgan Securities Inc., are the administrative agent and Canadian administrative agent, respectively, and are each lenders under our $350.0 million senior secured credit facility.

LEGAL MATTERS

The validity of the shares of common stock being offered will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements and related financial statement schedules of Integris Metals, Inc. and its subsidiaries at January 2, 2004, and January 3, 2003, and for the 53-week period ended January 3, 2003, the 52-week period ended January 2, 2004, and for the period from November 1, 2001, through December 28, 2001, included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as an expert in accounting and auditing.

In addition, the financial statements and related financial statement schedules of the Metals Distribution Businesses of NAMD Inc., at October 31, 2001, and for the four-month period ended October 31, 2001 (successor entity), and for the six-month period ended June 30, 2001 (predecessor entity), and the financial statements and related financial statement schedule of Reynolds Aluminum Supply Company at October 31, 2001, and for the ten-month period then ended also included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-1 under the Securities Act with the SEC to register the shares of our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should refer to the registration statement and the exhibits to the registration statement for more information about us and our common stock. Our statements in this prospectus concerning the contents of any document, though summarizing the material terms of such document, are not necessarily complete, and in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement for all of the information that may be important to you. Each statement about those documents is qualified in its entirety by this reference.

After we have completed this offering, we will be required to and will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements or other information on file at the SEC’s Public Reference Room. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described below. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Integris Metals, Inc. and Subsidiary

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements—Integris Metals, Inc. and Subsidiary

Consolidated Balance Sheets at January 2, 2004, January 3, 2003 and July 2, 2004 (unaudited)	F-3

Consolidated Statements of Income for the Period from November 1, 2001 Through December 28, 2001, the 53-Week Period Ended January 3, 2003, the 52-Week Period Ended January 2, 2004, and for the 26-Week Periods Ended July 4, 2003 (unaudited) and July 2, 2004 (unaudited)

F-4

Consolidated Statements of Cash Flows for the Period from November 1, 2001 Through December 28, 2001, the 53-Week Period Ended January 3, 2003, the 52-Week Period Ended January 2, 2004, and for the 26-Week Periods Ended July 4, 2003 (unaudited) and July 2, 2004 (unaudited)

F-5

Consolidated Statements of Changes in Stockholders’ Equity for the Period from November 1, 2001 Through December 28, 2001, the 53-Week Period Ended January 3, 2003, the 52-Week Period Ended January 2, 2004, and for the 26-Week Period Ended July 2, 2004 (unaudited)

F-6

Notes to Consolidated Financial Statements	F-7

Reports of Independent Registered Public Accounting Firm	F-31

Combined Financial Statements—The Metals Distribution Businesses of NAMD Inc.

Combined Balance Sheet at October 31, 2001 (Successor Entity)	F-33

Combined Statement of Operations and Comprehensive Income (Loss) for the Six-Month Period Ended June 30, 2001 (Predecessor Entity) and the Four-Month Period Ended October 31, 2001 (Successor Entity)	F-34

Combined Statement of Cash Flows for the Six-Month Period Ended June 30, 2001 (Predecessor Entity) and the Four-Month Period Ended October 31, 2001 (Successor Entity)	F-35

Combined Statements of Changes in Parent Company Investment for the Six-Month Period Ended June 30, 2001 (Predecessor Entity) and the Four-Month Period Ended October 31, 2001 (Successor Entity)	F-36

Notes to Combined Financial Statements	F-37

Report of Independent Registered Public Accounting Firm	F-49

Combined Financial Statements—Reynolds Aluminum Supply Company

Combined Balance Sheet at October 31, 2001	F-50

Combined Statement of Income, Comprehensive Income and Parent Company Investment for the Ten-Month Period Ended October 31, 2001	F-51

Combined Statement of Cash Flows for the Ten-Month Period Ended October 31, 2001	F-52

Notes to Combined Financial Statements	F-53

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of Integris Metals, Inc. and Subsidiary

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the consolidated financial position of Integris Metals, Inc. and Subsidiary (the “Company”) at January 3, 2003 and January 2, 2004, and the consolidated results of their operations and their cash flows for the period from November 1, 2001 through December 28, 2001, the 53-week period ended January 3, 2003, and the 52-week period ended January 2, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Minneapolis, Minnesota

March 11, 2004, except for Note 16 and Note 17,

for which the date is July 28, 2004

Integris Metals, Inc. and Subsidiary

Consolidated Balance Sheets

	January 3, 2003	January 2, 2004	July 2, 2004
(dollars in thousands)			(unaudited)
Assets
Current assets
Cash and cash equivalents	$6,904	$2,847	$7,324
Trade receivables, less allowances of $5,834, $6,173 and $6,009	158,872	179,248	248,989
Inventories	277,593	273,013	346,159
Prepaid expenses and other current assets	6,256	17,969	13,897

Total current assets	449,625	473,077	616,369

Restricted cash	6,591	—	—
Property, plant and equipment, net (Note 4)	171,022	161,169	156,446
Goodwill, net (Note 5)	40,609	40,609	40,609
Other intangibles, net (Note 5)	8,284	7,024	6,366
Other assets	3,585	3,800	3,180
Deferred income taxes (Note 8)	—	2,030	2,030

Total assets	$679,716	$687,709	$825,000

Liabilities and Stockholders’ Equity
Current liabilities
Book overdraft	$12,612	$27,309	$26,790
Notes payable—related party (Note 6)	76,000	—	—
Accounts payable	59,760	43,851	78,959
Payable to related parties, net (Note 15)	3,349	2,426	3,147
Accrued expenses	30,869	17,864	22,314
Income taxes payable	1,285	2,067	7,380
Deferred income taxes (Note 8)	11,754	14,657	12,384

Total current liabilities	195,629	108,174	150,974

Notes payable—noncurrent (Note 6)	109,789	167,028	234,397
Deferred income taxes (Note 8)	1,820	—	—
Accrued pension and postretirement obligations (Note 11)	61,041	75,947	78,383
Other liabilities	4,826	2,609	2,335

Total liabilities	373,105	353,758	466,089

Commitments and contingencies

Stockholders’ equity
Common stock, 100,000 shares authorized, par value $.01, 100 shares issued and outstanding (Note 7)	—	—	—
Paid-in capital	307,741	317,616	317,616
Retained (deficit) earnings	(141)	10,786	37,853
Accumulated other comprehensive (loss) income	(989)	5,549	3,442

Total stockholders’ equity	306,611	333,951	358,911

Total liabilities and stockholders’ equity	$679,716	$687,709	$825,000

The accompanying notes are an integral part of these consolidated financial statements.

Integris Metals, Inc. and Subsidiary

Consolidated Statements of Income

	Period From November 1, 2001 Through December 28, 2001	53-Week Period Ended January 3, 2003	52-Week Period Ended January 2, 2004	26-Week Period Ended July 4, 2003	26-Week Period Ended July 2, 2004

(dollars in thousands)				(unaudited)	(unaudited)
Net sales	$221,048	$1,520,332	$1,494,088	$755,737	$969,482
Cost of sales	183,566	1,242,683	1,248,911	631,008	786,565

Gross profit	37,482	277,649	245,177	124,729	182,917

Selling, general and administrative expenses	42,156	242,604	217,619	109,379	124,597
Restructuring and other related costs (Note 3)	6,900	8,946	1,123	212	1,434

Operating (loss) income	(11,574)	26,099	26,435	15,138	56,886

Other expense (income), net
Interest	1,332	8,381	10,340	5,067	4,910
Other	834	(1,054)	(51)	—	116

(Loss) income before income taxes	(13,740)	18,772	16,146	10,071	51,860

Income tax (benefit) provision (Note 8)	(3,716)	8,889	5,219	3,188	18,377

Net (loss) income	$(10,024)	$9,883	$10,927	$6,883	$33,483

Weighted average common shares outstanding (basic and diluted)	100	100	100	100	100

(Loss) earnings per share (basic and diluted)	$(100.24)	$98.83	$109.27	$68.83	$334.83

The accompanying notes are an integral part of these consolidated financial statements.

Integris Metals, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Period From November 1, 2001 Through December 28, 2001	53-Week Period Ended January 3, 2003	52-Week Period Ended January 2, 2004	26-Week Period Ended July 4, 2003	26-Week Period Ended July 2, 2004
(dollars in thousands)				(unaudited)	(unaudited)
Cash flows from operating activities
Net (loss) income	$(10,024)	$9,883	$10,927	$6,883	$33,483
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization	2,523	16,202	16,275	8,188	7,993
Provision for doubtful accounts receivable	1,062	3,812	1,658	294	835
Deferred income tax (benefit) provision	(3,736)	1,881	1,740	736	(2,273)
Asset write-downs	—	1,208	1,499	1,004	847
Gain on disposal of fixed assets	(25)	(509)	(378)	(194)	(66)
Amortization of deferred financing costs	—	572	995	490	518
Impact on cash flows from changes in working capital
Accounts receivable	(41,120)	6,214	(13,845)	(24,052)	(72,897)
Inventories	14,433	11,723	12,606	20,813	(75,563)
Income tax receivable/payable	158	3,522	760	81	5,310
Prepaid expenses and other current assets	1,490	(953)	206	(550)	3,216
Accounts payable and accrued expenses	7,359	(18,628)	(32,447)	(28,837)	41,494
Accrued pension and postretirement obligations	963	7,339	6,362	3,829	2,588
Other liabilities	(80)	(308)	(2,626)	(2,452)	(191)

Net cash (used in) provided by operating activities	(26,997)	41,958	3,732	(13,767)	(54,706)

Cash flows from investing activities
Purchase of property, plant and equipment	(1,589)	(8,948)	(16,384)	(10,015)	(3,373)
Proceeds from sales of fixed assets	63	7,060	1,650	240	123
(Increase) decrease in restricted cash	(2,000)	(4,591)	6,591	6,591	—
Other	—	(37)	(98)	(180)	577

Net cash used in investing activities	(3,526)	(6,516)	(8,241)	(3,364)	(2,673)

Cash flows from financing activities
Change in book overdraft	—	12,612	13,730	4,869	(188)
Borrowings on debt due to related parties	50,000	10,000	—	—	—
Repayment on debt due to related parties	—	(194,707)	(66,125)	(29,875)	—
Borrowings on revolving debt	—	215,844	543,222	333,586	540,705
Repayment on revolving debt	—	(106,231)	(490,758)	(296,319)	(472,794)
Related party receivable/payable, net	(31,790)	31,139	(1,010)	(1,282)	—
Deferred financing costs	—	(4,075)	(127)	(127)	(175)
Dividends paid	—	—	—	—	(6,416)

Net cash provided by (used in) financing activities	18,210	(35,418)	(1,068)	10,852	61,132

Net (decrease) increase in cash and cash equivalents	(12,313)	24	(5,577)	(6,279)	3,753
Effect of exchange rate changes on cash	788	(95)	1,520	738	724

Net change in cash and cash equivalents	(11,525)	(71)	(4,057)	(5,541)	4,477
Cash and cash equivalents
Beginning of period	18,500	6,975	6,904	6,904	2,847

End of period	$6,975	$6,904	$2,847	$1,363	$7,324

Supplemental disclosures of cash flow information
Cash paid for interest	$777	$8,065	$8,831	$4,510	$4,279
Cash paid for income taxes	176	6,524	2,447	3,145	13,063

Supplemental disclosures of noncash items
Noncash capital contribution (Note 6)	$—	$—	$9,875	$9,875	$—
Net unrealized gain on derivative instruments, net of deferred tax liability	—	—	580	—	289
Additional minimum pension liability adjustments, net of deferred tax benefit	—	2,241	4,780	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Integris Metals, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders’ Equity

For the Period from November 1, 2001 through December 28, 2001,

the 53-Week Period Ended January 3, 2003, the 52-Week Period Ended

January 2, 2004, and the 26-Week Period Ended July 2, 2004

	Common Stock		Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
(dollars in thousands)
November 1, 2001 (date of formation) issuance of 100 shares in exchange for net assets contributed by stockholders	100	$—	$307,741	$—	$—	$307,741
Net loss for the period	—	—	—	(10,024)	—	(10,024)
Foreign currency translation adjustment	—	—	—	—	287	287

Comprehensive loss						(9,737)

Balances at December 28, 2001	100	—	307,741	(10,024)	287	298,004

Net income for the period	—	—	—	9,883	—	9,883
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	965	965
Additional minimum pension liability, net of $1,432 of deferred tax benefit	—	—	—	—	(2,241)	(2,241)

Comprehensive income						8,607

Balances at January 3, 2003	100	—	307,741	(141)	(989)	306,611

Net income for the period	—	—	—	10,927	—	10,927
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	10,738	10,738
Additional minimum pension liability, net of $3,057 of deferred tax benefit	—	—	—	—	(4,780)	(4,780)
Net unrealized gain on derivative instruments, net of $370 of deferred tax liability	—	—	—	—	580	580

Comprehensive income						17,465

Noncash capital contribution	—	—	9,875	—	—	9,875

Balances at January 2, 2004	100	—	317,616	10,786	5,549	333,951

Net income for the period (unaudited)	—	—	—	33,483	—	33,483
Other comprehensive income (unaudited)
Foreign currency translation adjustment (unaudited)	—	—	—	—	(2,396)	(2,396)
Net unrealized gain on derivative instruments, net of $185 of deferred tax liability (unaudited)	—	—	—	—	289	289

Comprehensive income (unaudited)						31,376

Dividends paid	—	—	—	(6,416)	—	(6,416)

Balances at July 2, 2004 (unaudited)	100	$—	$317,616	$37,853	$3,442	$358,911

The accompanying notes are an integral part of these consolidated financial statements.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements

(dollars in thousands, unless otherwise noted)

1. Business Description and Basis of Presentation

Integris Metals, Inc. (the “U.S. Parent”) and its wholly owned Canadian Subsidiary (collectively the “Company”) was formed effective November 1, 2001, pursuant to the terms of a Contribution and Dissolution Agreement (the “Agreement”) by and among Reynolds Metals Company (“RMC”), NAMD Inc. (“NAMD”) and Billiton Investments Ireland Limited (“Billiton Ireland”). The Company is a metals service center, specializing primarily in stainless steel and aluminum products which are sourced globally, further processed to customer specifications, and delivered to customers across North America. The Company has three dedicated processing centers and 59 regional branches throughout the U.S. and Canada.

In accordance with the terms of the Agreement, RMC contributed certain assets and liabilities of its metals distribution businesses (hereinafter referred to as the “RASCO Businesses”) to the Company in exchange for 50 shares of the Company’s common stock. In addition, NAMD Inc. contributed certain assets and liabilities of its metals distribution businesses (the “NAMD Businesses”) to the Company in exchange for 50 shares of the Company’s common stock.

The RASCO Businesses

Reynolds Aluminum Supply Company (“RASCO”) was a component of RMC. RMC was a wholly owned subsidiary of Alcoa, Inc. (a Delaware corporation) (“Alcoa”). Alcoa acquired RMC in May 2000. Accordingly, the assets and liabilities of the RASCO Businesses contributed to the Company reflect the effects of push-down purchase accounting in connection with the May 2000 acquisition of RMC by Alcoa.

The accompanying financial statements include the RASCO Businesses (including (i) the assets and liabilities of the U.S. Operations of RASCO, (ii) the Canadian subsidiary of RASCO Specialty Metals (“RASCO Specialty Metals Ltd.”), and (iii) a U.S. subsidiary of RMC (“Permamet Inc.”)) (collectively the “RASCO Businesses predecessor entities”).

The NAMD Businesses

The NAMD Businesses were a component of NAMD Inc. NAMD Inc. (a U.S. Holding Company) was a wholly owned subsidiary of Billiton Ireland. Prior to October 6, 2000, NAMD Inc. was a wholly owned subsidiary of Rio Algom Limited (a Canadian corporation). On October 6, 2000, Rio Algom Limited was acquired by Billiton Plc (a United Kingdom corporation and ultimate parent company of Billiton Ireland).

Effective June 30, 2001, Billiton Plc entered into a merger agreement with BHP, Ltd. (an Australian corporation) (“BHP”). For accounting purposes in the U.S., this merger was treated as an acquisition of Billiton Plc by BHP. Accordingly, the accompanying assets and liabilities of the NAMD Businesses contributed to the Company reflect the effects of push-down purchase accounting in connection with the BHP acquisition of Billiton Plc on June 30, 2001.

The accompanying financial statements reflect the contribution of the NAMD Businesses’ which consisted of metals distribution operations in the U.S. and Canada. The NAMD Businesses’ operations in the U.S. and Canada were comprised of two separate businesses, Vincent Metal Goods (“VMG”) in the U.S. and Atlas Ideal Metals (“AIM”) in Canada (collectively, the “NAMD Businesses”).

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

Contributed Assets and Liabilities

The assets and liabilities of the RASCO Businesses and the NAMD Businesses contributed to the Company at November 1, 2001, consisted of the following:

	RASCO Businesses	NAMD Businesses	Amount Contributed at November 1, 2001
Current assets	$154,093	$312,123	$466,216
Noncurrent assets	78,342	162,309	240,651
Current liabilities	(45,196)	(67,551)	(112,747)
Noncurrent liabilities	(30,550)	(255,829)	(286,379)

Net assets contributed	$156,689	$151,052	$307,741

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include those of the U.S. parent company and its wholly owned Canadian Subsidiary. The Company’s fiscal year ends on the Friday closest to December 31. As such, the consolidated financial statements include the accounts of the Company’s operations at January 3, 2003, January 2, 2004 and July 2, 2004 (unaudited), and for the period from November 1, 2001 through December 28, 2001, the 53-week period ended January 3, 2003, the 52-week period ended January 2, 2004, and for the 26-week periods ended July 4, 2003 (unaudited) and July 2, 2004 (unaudited). All significant intercompany investments, accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Interim Financial Information (Unaudited)

The accompanying consolidated financial statements at July 2, 2004 and for the 26-week periods ended July 4, 2003 and July 2, 2004, are unaudited. In the opinion of management, these consolidated statements have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of results of the interim periods.

Revenue Recognition

The Company recognizes revenue from product sales when ownership and risk of loss passes to the customer which is upon shipment. The Company records estimated discounts and rebates in the same period revenue is recognized based on historical experience.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

Cash and Cash Equivalents

Cash equivalents are highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less at date of purchase.

Restricted Cash

Included in restricted cash were proceeds held in escrow from the sale of property located in St. Louis, Missouri.

Inventories

Product inventories primarily consist of aluminum, stainless steel and other metal products for resale. Certain additional incremental processing costs are incurred based on customer specifications. All product inventories are considered finished goods. Product inventories are valued and recorded at the lower of cost or market value. Cost is determined on the first-in, first-out (“FIFO”) method for all inventories, except U.S. aluminum inventory, which is determined on the last-in, first-out (“LIFO”) method. LIFO inventory represented approximately 36%, 37% and 34% of consolidated inventories at January 3, 2003, January 2, 2004 and July 2, 2004, respectively. At January 3, 2003, the LIFO cost of aluminum inventories exceeded the FIFO cost of such inventories. At January 2, 2004 and July 2, 2004 (unaudited), the FIFO value of aluminum inventories exceeded the LIFO value by $1,185 and $8,899, respectively.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Initial contributions of property, plant and equipment from the stockholders were based upon their net book value.

Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets including assets acquired under capital leases.

Land improvements	15 years
Buildings	25 to 40 years
Building improvements	20 to 40 years
Leasehold improvements	Term of lease
Machinery and equipment	5 to 25 years
Major processing equipment	12 to 18 years

Maintenance and repairs are charged to operations as incurred and additions or improvements are capitalized. When assets are sold, retired or otherwise disposed of, the asset cost and related accumulated depreciation or amortization are removed from the respective accounts and any gains or losses are included in operations.

Property, plant and equipment amounts are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss to be recorded would be the excess of the asset’s carrying value over its fair value. Fair value would be determined based upon the best information available in the circumstances including quoted prices or other valuation techniques.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

Goodwill and Identified Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized. The carrying value of goodwill and indefinite-lived intangible assets are tested for impairment at least annually. The recoverability of unamortized goodwill assets is based upon the fair value of the Company determined by using a discounted cash flow analysis or other valuation techniques.

Prior to January 1, 2002, the excess of cost over net assets of businesses acquired was amortized on a straight-line basis over a period of 20 years. Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 primarily addresses the accounting for acquired goodwill and intangible assets (i.e., the post-acquisition accounting). The most significant changes made by SFAS No. 142 were (1) goodwill and indefinite-lived intangible assets are no longer amortized; (2) goodwill and indefinite-lived intangible assets are tested for impairment at least annually; and (3) the amortization period of intangible assets with finite lives is no longer limited to 40 years.

Identified intangible assets, specifically customer relationships and intellectual property, are amortized over a period of 4 and 20 years, respectively. Identified intangible assets are tested for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable.

Shipping and Handling Fees and Costs

The Company classifies shipping and handling fees and costs as a component of selling, administrative and other expenses on the Consolidated Statements of Income. Total shipping and handling fees and costs for the period from November 1, 2001 through December 28, 2001, the 53-week period ended January 3, 2003, the 52-week period ended January 2, 2004, and for the 26-week periods ended July 4, 2003 (unaudited) and July 2, 2004 (unaudited), were $7,201, $45,065, $45,868, $23,670 and $24,537, respectively.

Derivatives and Hedging

The fair values of all outstanding derivative instruments are recorded on the Consolidated Balance Sheets.

All derivatives are held for purposes other than trading. The Company measures hedge effectiveness by formally assessing, at least quarterly, the historical and probable future high correlation of changes in the fair value or expected future cash flows of the hedged item. The ineffective portions, if any, are recorded in other expense (income) in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, gains or losses on the derivative are recorded in other expense (income).

Changes in the fair value of derivatives are recorded in current earnings along with the change in the fair value of the underlying hedged item if the derivative is designated as a fair value hedge or in other comprehensive income if the derivative is designated as a cash flow hedge. If no hedging relationship is designated, the derivative is marked to market through earnings.

Cash flows from derivative instruments are recognized in the Consolidated Statements of Cash Flows in a manner consistent with the underlying transactions. See Note 9 for additional information regarding the Company’s accounting for derivatives.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

Foreign Currency Translation

For Canadian operations, the functional currency is the Canadian dollar. Assets and liabilities of these operations are translated at the exchange rate in effect at year end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as other comprehensive income. Realized gains and losses from Canadian currency transactions are included in net income for the period.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income, foreign currency translation adjustments, additional minimum pension liabilities and gains and losses on derivative instruments designated and effective as cash flow hedges that are charged or credited to the accumulated other comprehensive income (loss) account in stockholders’ equity.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

New Accounting Pronouncements

Effective January 4, 2003, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations. This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The adoption of this standard did not impact the Company’s consolidated financial position or results of operations.

Effective January 4, 2003, the Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement supersedes existing accounting literature related to accounting and reporting for costs associated with exit or disposal activities. The provisions of this statement were effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard did not impact the Company’s consolidated financial position or results of operations as the restructuring plan described in Note 3 was initiated prior to December 31, 2002.

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for certain contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this standard did not impact the Company’s consolidated financial position or results of operations.

In May 2003, Emerging Issues Task Force No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables was finalized. This addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard did not impact the Company’s consolidated financial position or results of operations.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

On May 19, 2004, the FASB issued FASB Staff Position (“FSP”) 106-2, (FSP 106.2) Accounting and Disclosure Requirements relates to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. The Company’s U.S. Postretirement Health Care Benefits plan offers prescription drug benefits and the Company expects to benefit from this legislation. The Company does not anticipate that its plan will need to be amended to obtain the benefits provided under the Act. In accordance with the FASB’s original guidance on the accounting for the Act, the Company elected to defer recognition of the effects of the Act and any measures of benefit cost or benefit obligation in the financial statements or accompanying notes. The Company will comply with the guidance set forth in FSP 106-2 in the third quarter of 2004. The impact, however, is not anticipated to be significant.

In December 2003, the FASB issued SFAS No. 132R, Employers’ Disclosures about Pensions and Other Postretirement Benefits. This statement requires additional disclosures to be made by employers regarding pensions and other postretirement benefit plans, but does not change the measurement or recognition of those plans. Under this Statement, the disclosure provisions regarding foreign plans and estimated future benefit payments are effective for fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. The Company has adopted the interim provisions of this Statement during the current fiscal year. The annual disclosure provisions of this Statement have been included in Note 11.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. This is an interpretation of ARB No. 51, Consolidation of Financial Statements, which addresses the consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling interest. In December 2003, the FASB issued a revision of FIN 46 (“FIN 46R”), which clarified certain complexities of FIN 46 and generally requires adoption of all special-purpose entities that qualify as variable interest entities no later than the end of the first reporting period ending after December 15, 2003, and to all non special-purpose entities that qualify as variable interest entities no later than the end of the first reporting period ending after March 15, 2004. The Company does not have any entities that require disclosure or new consolidation as a result of adopting the provisions of FIN 46 or FIN 46R.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Adoption of this standard did not impact the Company.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

3. Restructuring and Other Related Costs

Prior to 2002, management approved various actions to expedite the integration of the Company’s two predecessor entities and to improve the long-term efficiency and competitiveness of the Company and reduce costs. These actions included certain restructuring charges related to employee reductions, changes to certain distribution operations and other merger-related costs in connection with the integration of business processes and systems. These restructuring and other charges and the subsequent reduction to the related accrued liability are as follows:

	Employee Termination Benefits	Asset Write- Downs	Other Related Costs	Total Restructuring and Other Related Costs
Initial charges for the period ended December 28, 2001	$5,753	$—	$1,147	$6,900
Cash payments	(343)	—	(393)	(736)

Remaining liability, December 28, 2001	5,410	—	754	6,164

Net charges for the period ended January 3, 2003	1,698	849	6,399	8,946
Cash payments	(2,990)	—	(3,732)	(6,722)
Reclassifications	(920)	—	—	(920)
Noncash adjustments	—	(849)	—	(849)

Remaining liability, January 3, 2003	3,198	—	3,421	6,619

Net (credits) charges for the period ended January 2, 2004	(314)	1,499	(62)	1,123
Cash payments	(2,538)	—	(4,526)	(7,064)
Noncash adjustments	—	(1,499)	1,456	(43)
Effect of changes in exchange rate	61	—	142	203

Remaining liability, January 2, 2004	407	—	431	838

Net charges for the 26-week period ended July 2, 2004 (unaudited)	2	384	1,048	1,434
Cash payments (unaudited)	(326)	—	(1,242)	(1,568)
Noncash adjustments (unaudited)	—	(384)	—	(384)
Effect of changes in exchange rate (unaudited)	(4)	—	(7)	(11)

Remaining liability, July 2, 2004 (unaudited)	$79	$—	$230	$309

The remaining accrued liabilities for all periods presented for employee termination benefits and for other related costs have been classified as a component of accrued expenses.

Employee termination benefit charges in 2001 included 206 personnel reductions through voluntary and involuntary terminations primarily in the U.S. sales, marketing and corporate administrative functions of the Company. Employee termination benefit changes for the 53-week period ended January 3, 2003, represented severance charges related to the termination of 67 employees within the Company’s U.S. operations and its Canadian subsidiary. Terminated employees related primarily to the closing of distribution centers in Canada and the combination of corporate administrative functions in the U.S. In addition, for the 53-week period ended January 3, 2003, certain terminated U.S. employees also received additional bridged pension and OPEB benefits, the cost of which ($920) was reclassified as a component of accrued pension and postretirement obligations. Employee termination credits for the 52-week period ended January 2, 2004, related solely to adjustments to prior period amounts that were over accrued.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

Asset write-downs for the 53-week period ended January 3, 2003, related primarily to the closure and sale of land and buildings in the U.S., including the write-down of certain processing equipment that will not be transferred to other locations. The $849 charge recognized, included $993 of asset write-downs and $215 of accelerated depreciation related to assets held and used that the Company intends to dispose of. The amount recorded is also net of a $359 gain on the sale of land and building in St. Louis, Missouri. The $1,499 charge for the 52-week period ended January 2, 2004, primarily represents a write-down of the carrying value of assets held for sale and the write-down of miscellaneous equipment. The $384 charge recognized in the 26-week period ended July 2, 2004, included $814 of asset write-downs of the carrying value of assets held for sale. The amount recorded is also net of a $430 gain on the sale of land and buildings in Philadelphia, Pennsylvania and Charlotte, North Carolina.

Other related costs in 2001 included a lease termination of $671 related to the closing of a distribution center in Canada and nonrecurring business integration costs of $476 incurred during the period primarily related to systems integration costs. Other related costs in the 53-week period ended January 3, 2003, included $2,318 of lease termination costs in the U.S. and Canada related to the exiting of certain leased facilities, for which the Company was still party to a lease obligation. In addition, the Company incurred $4,081 of nonrecurring merger integration costs during the period related primarily to systems integration costs ($1,335), benefit plan redesign and implementation ($544), employee and facility relocations ($1,797) and other nonrecurring merger-related costs ($405). These merger integration costs, which were charged to expense as incurred, were classified as a component of restructuring and other related costs on the accompanying Consolidated Statements of Income due to their nonrecurring nature. The net credit for other related costs in the 52-week period ended January 2, 2004, included the reversal of $1,045 of previously accrued lease termination costs offset by $983 of net period costs primarily associated with facility and employee relocation. The net charge for other related costs in the 26-week period ended July 2, 2004, was $1,048 of period costs which primarily consisted of facility and employee relocation costs.

The Company also maintains land, building and equipment in facilities that the Company intends to sell. These assets have a carrying value of $2,453, $13,605 and $9,115 at January 3, 2003, January 2, 2004 and July 2, 2004, respectively, and have been classified as assets held for sale and are included as a component of other current assets on the accompanying Consolidated Balance Sheets.

4. Supplemental Consolidated Financial Statement Information

Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following components:

	January 3, 2003	January 2, 2004	July 2, 2004
			(unaudited)

Land and improvements	$25,188	$23,183	$24,306
Buildings and leasehold improvements	80,432	76,217	79,768
Machinery and equipment	91,805	98,432	100,436
Construction in progress	2,945	7,589	2,917

Total cost	200,370	205,421	207,427

Less: Accumulated depreciation and amortization	(29,348)	(44,252)	(50,981)

	$171,022	$161,169	$156,446

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consisted of the following components:

	January 3, 2003	January 2, 2004	July 2, 2004
			(unaudited)

Cumulative translation adjustment	$1,252	$11,990	$9,594
Additional minimum pension liability, net of deferred tax benefit	(2,241)	(7,021)	(7,021)
Net unrealized gain on derivative instruments, net of deferred tax liability	—	580	869

	$(989)	$5,549	$3,442

5. Goodwill and Other Intangible Assets

Other intangible assets were comprised of the following:

	January 3, 2003	January 2, 2004	July 2, 2004
			(unaudited)
Other intangibles assets
Customer relationships	$5,100	$5,100	$5,100
Less: Accumulated amortization	(1,276)	(2,550)	(3,188)
Technology and patents	800	800	800
Less: Accumulated amortization	(40)	(80)	(100)
Intangible pension asset	3,700	3,754	3,754

	$8,284	$7,024	$6,366

The Company has completed its annual goodwill impairment test (performed in the fourth fiscal quarter) and has determined that there was no impairment at January 3, 2003 and January 2, 2004. Nothing has come to the Company’s attention that would indicate any impairment of its goodwill at July 2, 2004.

The goodwill contributed by the NAMD Businesses relates to the acquisition of Billiton (the “NAMD Businesses ultimate parent”) by BHP on June 30, 2001, as described in Note 1. The excess of the allocated purchase price to the NAMD Businesses over the tangible net assets acquired was allocated to goodwill with a 20-year estimated useful life.

Effective January 1, 2002, the Company ceased amortization of goodwill in connection with the adoption of SFAS No. 142, the effects of which increased pre-tax income for the fiscal year ended January 3, 2003, by approximately $2.0 million. Goodwill amortization expense recorded for the period from November 1, 2001 through December 28, 2001, was $235.

The estimated useful lives of customer relationships and technology and patents are 4 years and 20 years, respectively. The Company amortizes these intangible assets over their respective lives on the straight-line method. The straight-line method of amortization reflects an appropriate allocation of the costs of the intangible

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

assets to earnings in proportion to the amount of economic benefits obtained by the Company in each reporting period. Estimated amortization expense for the next five fiscal years is as follows:

2004	$1,315
2005	1,315
2006	40
2007	40
2008	40

6. Notes Payable

Notes payable consisted of the following:

	January 3, 2003	January 2, 2004	July 2 2004

			(unaudited)
Senior Euro-Dollar Revolving Loan (LIBOR), with interest rates ranging from 3.13% to 4.38%	$75,000	$150,000	$215,000
Senior Revolving Loan (Prime Rate), with an interest rate of 5.75% at January 2, 2004	15,000	5,400	—
Senior Canadian Revolving Loan (Bankers’ Acceptance Rate), with an interest rate of 4.03%	19,789	9,302	12,682
Senior Canadian Revolving Loan (Prime Rate), with an interest rate of 4.75%	—	2,326	6,715
Billiton Facility B	38,000	—	—
RMC Liquidity Facility	38,000	—	—

Total loans payable	185,789	167,028	234,397

Less: Current maturities	(76,000)	—	—

Noncurrent portion	$109,789	$167,028	$234,397

The Senior Euro-Dollar Revolving Loan, the Senior Revolving Loan, and the Senior Canadian Euro-Dollar Revolving Loan (collectively, the “outstanding revolving loans”) are pursuant to a $350,000 Credit Agreement (the “Credit Agreement”) with a consortium of financial institutions entered into by the Company on August 26, 2002, as amended on April 28, 2004. The amended Credit Agreement increased the Company’s limit on the overall credit facility of $350,000. The Credit Agreement expires in August 2006 and allows the Company’s U.S. entity to borrow a maximum of $300,000 and the Company’s Canadian subsidiary to borrow a maximum of $50,000 (or the Canadian dollar equivalent). These maximum loan amounts are subject to limitations as determined by a calculated borrowing base. Total availability is limited to, among other things, the eligible accounts receivables and inventory pledged as collateral under the credit agreement. The debt can be either revolving loans or term loans due no earlier than August 26, 2006. Interest on the U.S. entity loans (both revolving and term) are determined at the option of the Company at the JPMorgan Prime Rate (currently 3% over the federal funds rate) plus margin or the (Euro-Dollar) LIBOR plus margin. Interest rates on the Canadian entity loans are determined at the option of the Company at the JPMorgan Prime Rate plus margin or the Canadian Bankers’ Acceptance Rate plus margin. The margins on each of the interest rates noted above are subject to change in future periods based upon certain financial ratios which correspond to the Company’s creditworthiness. For U.S. Prime Rate loans, the margin on the JPMorgan Prime Rate can range from 1% to 2% and the margin on the Euro-Dollar LIBOR can range from 2% to 3%. For Canadian loans, the margin on the JPMorgan Prime Rate can range from 1% to 2% and the margin on the Bankers’ Acceptance Rate can range from 2% to 3%.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

At January 2, 2004 and July 2, 2004, the JPMorgan Prime Rate was 4.0% and 5.25%, respectively, and the LIBOR ranged from 1.125% to 1.25% and from 1.125% to 1.625%, respectively, depending upon the term of the outstanding revolving debt.

Amounts outstanding under the revolving credit facility have been classified as long-term, to the extent of available long-term back-up facilities pursuant to the Credit Agreement, in accordance with the Company’s ability and intent to refinance such obligations on a long-term basis. The Credit Agreement requires the Company to meet a fixed charge coverage ratio and limited the capital expenditures of the Company to $40,000 in 2003. Capital expenditures under the Credit Agreement are limited to $30,000 in both 2004 and 2005. As of January 2, 2004 and July 2, 2004, the Company was in compliance with all debt covenant requirements.

The Billiton Facility B and the RMC Liquidity Facility are revolving credit facilities and are subordinate to the debt outstanding under the Credit Agreement. The two facilities rank equal with each other and are subject to substantially the same terms and conditions. Both facilities were originally available through June 30, 2003 and were subsequently extended through June 30, 2004, and have interest due at the end of each calendar quarter at an annual rate of the three-month LIBOR plus 2.5%.

Effective March 24, 2003, and in connection with the settlement of contributed pension obligations described in Note 11, the Billiton Facility B Loan was reduced to reflect the contributed net pension differential pursuant to the terms of the Agreement. The corresponding decrease to the Billiton Facility B Loan of $9,875 was treated as a noncash capital contribution during the period ending January 2, 2004.

7. Stockholders’ Equity

The Company is authorized to issue 100,000 shares of common stock, 100 of which were issued on November 1, 2001 (50 shares each to RMC and NAMD Inc. in exchange for their respective net asset contributions). The common stock is subject to a stockholders’ agreement by and among the Company, Billiton Ireland, RMC, Billiton Company B.V. (a wholly owned subsidiary of BHP Billiton Plc) and Alcoa (a Delaware corporation).

The stockholders’ agreement addresses, among other things, corporate governance, including the composition of the Board of Directors and senior management, voting and transfer rights of the stockholders, additional capital contributions and dividend policies.

In addition, the stockholders’ agreement covers the buy-out or purchase rights of the stockholders in the event of a deadlock (as defined) as well as a call option right of a stockholder in the event the other stockholder ceases to own at least one-third of the issued and outstanding common stock.

Presently, the stock ownership and voting rights are shared 50% by RMC and Billiton Ireland (as parent company to NAMD Inc.). In connection with the contemplated initial public offering described in Note 17, the stockholders’ agreement will terminate upon completion of the contemplated transaction.

8. Income Taxes

The contribution of the net assets of the NAMD Businesses and RASCO Businesses to the Company was a tax-free transaction. As a result, the tax basis of the assets and tax attributes carried over to the Company on the effective date of contribution. The Company’s U.S. operations file a consolidated income tax return in the U.S. The Company’s Canadian operations file a separate income tax return for Canadian purposes.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

(Loss) income before income taxes consisted of:

	Period From November 1, 2001 Through December 28, 2001	53-Week Period Ended January 3, 2003	52-Week Period Ended January 2, 2004
United States	$(9,975)	$21,836	$11,971
Canada	(3,765)	(3,064)	4,175

	$(13,740)	$18,772	$16,146

The income tax (benefit) provision consisted of:

	Period From November 1, 2001 Through December 28, 2001	53-Week Period Ended January 3, 2003	52-Week Period Ended January 2, 2004
Current provision
U.S. federal and state	$20	$7,008	$3,479
Canada	—	—	—

Current provision	20	7,008	3,479

Deferred (benefit) provision
U.S. federal and state	(3,736)	1,881	1,740
Canada	—	—	—

Deferred (benefit) provision	(3,736)	1,881	1,740

Income tax (benefit) provision	$(3,716)	$8,889	$5,219

The income tax provision is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. Differences between the statutory rates in the U.S. and Canada do not have a significant impact on the effective income tax rate reconciliation presented below. The items causing this difference are as follows:

	Period From November 1, 2001 Through December 28, 2001	53-Week Period Ended January 3, 2003	52-Week Period Ended January 2, 2004
Tax (benefit) expense at U.S. statutory rate	$(4,809)	$6,571	$5,788
Change in valuation allowance for Canadian net deferred tax assets	1,318	1,072	(1,453)
State income taxes, net of federal benefit	(487)	873	479
Nondeductible expenses and other	262	373	405

	$(3,716)	$8,889	$5,219

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

	January 3, 2003	January 2, 2004
Deferred income tax assets
Trade receivables	$2,007	$2,359
Accrued expenses	2,650	640
Accrued pension and postretirement obligations	20,574	24,937
Canadian operating loss carryforwards	3,570	2,257
U.S. operating loss carryforward	1,008	924
U.S. AMT NOL-carryforward	3,815	2,213
Additional minimum pension liability	1,432	4,489
Other	1,539	799

Total gross deferred income tax assets	36,595	38,618
Less: Valuation allowance for Canadian deferred tax assets	(6,796)	(6,768)

Net deferred income tax assets	29,799	31,850

Deferred income tax liabilities
Intangible assets	(1,959)	(2,977)
Inventories	(15,732)	(17,286)
Property, plant and equipment	(25,682)	(23,844)
Unrealized gain on derivatives	—	(370)

Total gross deferred income tax liabilities	(43,373)	(44,477)

Net deferred income tax liabilities	$(13,574)	$(12,627)

The U.S. operating loss carryforward at January 2, 2004, represents various state net operating losses that expire at various dates between 2007 and 2022. In addition, a valuation allowance at January 2, 2004 has been provided against deferred tax assets related to the Canadian net operating loss carryforwards as well as other Canadian deferred tax assets because it is more likely than not that these tax benefits will not be realized based upon the existing uncertainty as to the ability of the Canadian operations to generate future taxable income. At January 2, 2004, Canadian net operating loss carryforwards of approximately $6,400 existed and will begin to expire in 2008.

The change in the valuation allowance for Canadian deferred tax assets includes the impact of foreign exchange, which has not been included in the Company’s annual effective tax rate. The change in the valuation allowance for Canadian deferred tax assets is as follows:

Balance at January 3, 2003	$6,796
Utilization of Canadian deferred tax assets	(1,453)
Foreign exchange impact	1,425

Balance at January 2, 2004	$6,768

During the 26-week period ended July 2, 2004, the Company’s Canadian entity generated in excess of $6.4 million of taxable income and has projected additional taxable income to be generated throughout the remainder of fiscal 2004. In this regard, the Company will utilize all of its existing Canadian net operating loss carryforwards in 2004. As such, all of the $2.3 million of valuation allowance recorded at January 2, 2004, related to the Canadian net operating loss carryforwards has been reversed at July 2, 2004 (as a discreet item in

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

the 13-week period ended July 2, 2004). The Company continues to maintain a deferred tax asset valuation allowance of approximately $4.5 million at July 2, 2004, related to the remaining deferred tax assets in Canada as these deferred tax assets relate to temporary differences that are longer term in nature (primarily certain recurring book reserves, pension and OPEB liabilities and fixed assets). Because of the cyclical nature of the Company’s operations, it is not possible to forecast future taxable income into future years to currently conclude that it is “more likely than not” that these remaining Canadian deferred tax assets will ultimately be realized.

9. Financial Instruments and Derivatives

The carrying amounts of cash and cash equivalents, book overdraft and short-term debt approximate fair value because of the short maturity of the instruments.

The Company holds or purchases derivative financial instruments for purposes other than trading. The following are the details of the fair values of these investments as of:

	January 3, 2003	January 2, 2004	July 2, 2004
			(unaudited)
Commodities, principally aluminum and nickel	$—	$443	$101
Interest rates	—	950	1,424
Foreign currency	—	(398)	(785)

From time to time, the Company may enter into fixed price sales contracts with its customers for certain of its inventory components (primarily aluminum and stainless steel). The Company enters into commodity futures and options contracts to reduce volatility in the price of these commodities. Currently, these commodity contracts cover periods commensurate with known exposures, generally within one year, and had an asset value of $443 and $101 at January 2, 2004 and July 2, 2004, respectively. The Company currently does not account for these contracts as hedges, but rather marks these contracts to market with a corresponding offset to current earnings.

The Company uses interest rate swaps to help maintain a strategic balance between fixed- and floating-rate debt and to manage overall financing costs. The Company has entered into pay fixed, receive floating interest rate swaps to effectively convert the interest rate from floating to fixed on $85,000 of debt, through June 2006. These interest rate swaps were designated as cash flow hedges and had an asset value of approximately $950 and $1,424 at January 2, 2004 and July 2, 2004, respectively, with a corresponding offset as a component of accumulated other comprehensive income, offset by a deferred tax liability of $370 and $555, respectively.

The Company is subject to exposure from fluctuations in foreign currencies. Foreign currency exchange contracts are used by the Company’s Canadian subsidiary to hedge the variability in cash flows from the forecasted payment of currencies other than the functional currency. The Company’s Canadian subsidiary’s foreign currency contracts were principally used to purchase U.S. dollars. The U.S. dollar notional amount of all foreign currency contracts outstanding was $13,720 and $29,634 at January 2, 2004 and July 2, 2004 (unaudited), respectively, and had a liability value of $398 and $785, respectively. The Company currently does not account for these contracts as hedges but rather marks these contracts to market with a corresponding offset to current earnings.

The Company’s net derivative asset from the contracts described above was $995 and $740 at January 2, 2004 and July 2, 2004, respectively, and is included as a component of other assets on the accompanying Consolidated Balance Sheets.

10. Lease Commitments

The Company is party to numerous lease agreements in both the U.S. and Canada related to buildings, vehicles and office equipment leases. These building leases run into the beginning of 2012. The vehicle and

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

office equipment leases run into the beginning of 2010. These leases are all accounted for as operating leases. The following are the minimum lease payments for the next five fiscal years and thereafter based on operating leases in effect at January 2, 2004:

2004	$11,736
2005	9,305
2006	7,090
2007	4,652
2008	2,852
Thereafter	3,690

$39,325

Rental expense under operating lease agreements was $13,379 and $12,691 for the 53-week period ended January 3, 2003 and for the 52-week period ended January 2, 2004, respectively.

11. Employee Benefit Plans

Certain of the Company’s predecessors had noncontributory defined benefit pension plans (defined benefit plans), which provided retirement benefits for the majority of its predecessor company employees in both the U.S. and Canada. The Company’s predecessor NAMD U.S. business as well as the Company’s predecessor Canadian businesses (AIM for NAMD and RASCO Specialty Metals Ltd. for RASCO) had defined benefit pension plans specific to its respective predecessor business employees as well as plans which provided health care and life insurance benefits which were specific to substantially all of its retirees in the U.S. or Canada (other post employment benefits (“OPEB”)).

Prior to January 1, 2002, the Company’s predecessor U.S. RASCO businesses provided its predecessor employees pension and OPEB benefits through multi-employer plans along with Alcoa and its affiliates. Effective January 1, 2002, predecessor U.S. RASCO employees became legal employees of the Company (from November 1, 2001 through January 1, 2002, such employees were leased to the Company by Alcoa), and became participants in the Integris Pension Plan for U.S. employees.

In connection with the terms of the Agreement, effective January 1, 2002, both the U.S. employees and the Canadian employees became participants of the newly formed Integris pension and OPEB plans in both the U.S. and Canada. As such, the funded status of the respective U.S. and Canadian pension and OPEB predecessor plans were transferred to the newly formed Integris plans effective January 1, 2002.

Subsequent to formation (and merger) of the Integris U.S. and Canadian pension and OPEB plans, the Company’s Board of Directors approved amendments to the existing pension and OPEB benefits for both U.S. and Canadian employees. These amendments essentially resulted in equal benefits being provided to all employees since the predecessor company plans had differing benefit formulas. For accounting purposes, these plan amendments have been treated as a component of prior service cost and will be included as a component of pension and OPEB expense in future periods. For the purposes of the Agreement, however, the change in the pension/OPEB obligation resulting from these amendments resulted in an adjustment to the Billiton Facility B as described further in the last paragraph of Note 6.

In addition, and in accordance with the terms of the Agreement, Alcoa agreed to contribute a fully funded pension obligation for the U.S. RASCO employees that were previously participants of the multi-employer Alcoa

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

pension plans. As such, effective January 1, 2002, $21,843 of pension obligation and related pension assets of $23,944 were contributed by Alcoa to the newly formed U.S. Integris Pension Plan related to the U.S. RASCO employees.

Actuarial valuations for the respective pension and OPEB plans are as of October 1 of each year. The benefit obligation, fair value of plan assets, funded status and actuarial assumption for the Integris plans based upon the October 1, 2003 and 2002, valuations are as follows:

2002 Plan Information

	U.S.		Canada
	Pension Benefits	OPEB	Pension Benefits	OPEB
Changes in benefit obligations
Benefit obligations at beginning of period	$88,204	$31,560	$29,410	$8,204
Service cost	3,730	1,555	790	90
Interest cost	8,433	2,503	1,910	444
Plan participants’ contributions	—	168	—	—
Plan amendments	3,309	(7,791)	—	—
Actuarial (gains) losses	8,819	5,915	(17)	(1,583)
Transfer from RASCO plan	21,843	7,778	—	—
Benefits paid	(2,741)	(1,219)	(2,404)	(296)
Effect of changes in exchange rate	—	—	933	185

Benefit obligations at end of period	131,597	40,469	30,622	7,044

Changes in plan assets
Fair value of plan assets at beginning of period	74,951	—	33,078	—
Actual return on plan assets	(5,848)	—	(2,424)	—
Transfer from RASCO plan	23,944	—	—	—
Employer contribution	159	1,051	98	296
Plan participants’ contributions	—	168	—	—
Benefits paid	(2,741)	(1,219)	(2,404)	(296)
Effect of changes in exchange rate	—	—	613	—

Fair value of plan assets at end of period	90,465	—	28,961	—

Funded status	(41,132)	(40,469)	(1,661)	(7,044)
Unrecognized net actuarial loss	28,426	6,233	7,448	—
Unrecognized prior service cost	3,151	(7,494)	—	(1,460)
Contributions after measurement date	43	291	—	—

Net amount recognized	$(9,512)	$(41,439)	$5,787	$(8,504)

Amounts recognized in the combined balance sheet consist of:
Accrued benefit liability	$(16,885)	$(41,439)	$5,787	$(8,504)
Intangible asset	3,700	—	—	—
Accumulated other comprehensive income	3,673	—	—	—

Net amount recognized	$(9,512)	$(41,439)	$5,787	$(8,504)

Weighted-average assumptions to determine the obligation at the end of the period
Discount rate	6.75%	6.75%	6.50%	6.50%
Expected return on plan assets	9.60%	—	8.00%	—
Rate of compensation increase	4.50%	4.50%	3.50%	3.50%

Weighted-average assumptions to determine cost
Discount rate	7.50%	7.50%	6.50%	6.50%
Expected return on plan assets	9.60%	—	8.00%	—
Rate of compensation increase	5.00%	5.00%	3.50%	3.50%

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

2003 Plan Information

	U.S.		Canada
	Pension Benefits	OPEB	Pension Benefits	OPEB
Changes in benefit obligations
Benefit obligations at beginning of period	$131,597	$40,469	$30,622	$7,044
Service cost	3,337	1,533	806	165
Interest cost	8,768	2,695	2,284	584
Plan participants’ contributions	—	231	—	—
Plan amendments	455	—	—	—
Actuarial (gains) losses	(2,300)	709	952	942
Assumption change	9,144	2,705	—	—
Benefits paid	(3,506)	(1,491)	(2,619)	(380)
Effect of changes in exchange rate	—	—	6,780	1,722

Benefit obligations at end of period	147,495	46,851	38,825	10,077

Changes in plan assets
Fair value of plan assets at beginning of period	90,465	—	28,961	—
Actual return on plan assets	13,102	—	4,273	—
Transfer from RASCO plan	—	—	—	—
Employer contribution	181	1,260	287	380
Plan participants’ contributions	—	231	—	—
Benefits paid	(3,506)	(1,491)	(2,619)	(380)
Effect of changes in exchange rate	—	—	6,207	—

Fair value of plan assets at end of period	100,242	—	37,109	—

Funded status	(47,253)	(46,851)	(1,716)	(10,077)
Unrecognized net actuarial loss	30,678	9,655	8,000	936
Unrecognized prior service cost	3,274	(6,899)	—	(826)
Contributions after measurement date	44	352	—	—

Net amount recognized	$(13,257)	$(43,743)	$6,284	$(9,967)

Amounts recognized in the combined balance sheet consist of:
Accrued benefit liability	$(28,521)	$(43,743)	$6,284	$(9,967)
Intangible asset	3,754	—	—	—
Accumulated other comprehensive income	11,510	—	—	—

Net amount recognized	$(13,257)	$(43,743)	$6,284	$(9,967)

Weighted-average assumptions to determine obligation at the end of the period
Discount rate	6.00%	6.00%	6.00%	6.00%
Expected return on plan assets	8.75%	—	7.00%	—
Rate of compensation increase	4.25%	4.25%	3.50%	3.50%

Weighted-average assumptions to determine cost
Discount rate	6.75%	6.75%	6.50%	6.50%
Expected return on plan assets	8.75%	—	8.00%	—
Rate of compensation increase	4.50%	4.50%	3.50%	3.50%

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows as of January 3, 2003 and January 2, 2004:

	January 3, 2003	January 2, 2004
Projected benefit obligation	$131,597	$147,496
Accumulated benefit obligation	105,990	128,807
Fair value of plan assets	90,465	100,242

Components of Net Periodic Benefit Costs—53-Week Period Ended January 3, 2003

	U.S.		Canada
	Pension Benefits	OPEB	Pension Benefits	OPEB
Service cost	$3,730	$1,555	$790	$90
Interest cost	8,433	2,503	1,910	444
Expected return on plan assets	(9,767)	—	(2,402)	—
Amortization of prior service cost	158	(297)	(41)	—
Recognized net actuarial loss	4	—	—	—
Special termination benefits	522	398	—	—

Net periodic benefit cost	$3,080	$4,159	$257	$534

Components of Net Periodic Benefit Costs—52-Week Period Ended January 2, 2004

	U.S.		Canada
	Pension Benefits	OPEB	Pension Benefits	OPEB
Service cost	$3,337	$1,533	$806	$165
Interest cost	8,768	2,695	2,284	584
Expected return on plan assets	(8,781)	—	(2,720)	—
Amortization of prior service cost	331	(595)	—	(826)
Recognized net actuarial loss	426	186	443	—

Net periodic benefit cost	$4,081	$3,819	$813	$(77)

For OPEB measurement purposes as of October 1, 2003 and 2002, a 12% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5% for 2009 and remain at that level thereafter.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

Components of Net Periodic Benefit Costs for the 26-week periods ended July 4, 2003 and July 2, 2004, are as follows:

	(Unaudited)
	26-Week Period Ended July 4, 2003
	U.S.		Canada
	Pension Benefits	OPEB	Pension Benefits	OPEB
Service cost	$1,669	$767	$403	$83
Interest cost	4,384	1,348	1,142	292
Expected return on plan assets	(4,391)	—	(1,360)	—
Amortization of prior service cost	166	(298)	—	(413)
Recognized net actuarial loss	213	93	222	—

Net periodic benefit cost	$2,041	$1,910	$407	$(38)

	(Unaudited)
	26-Week Period Ended July 2, 2004
	U.S.		Canada
	Pension Benefits	OPEB	Pension Benefits	OPEB
Service cost	$2,092	$759	$421	$93
Interest cost	4,364	1,381	1,023	291
Expected return on plan assets	(4,415)	—	(1,206)	—
Amortization of prior service cost	942	(97)	239	(398)
Recognized net actuarial loss	—	—	—	—

Net periodic benefit cost	$2,983	$2,043	$477	$(14)

In June 2004, the Company contributed approximately $1.7 million and $0.4 million to its U.S. and Canadian pension plans, respectively. The Company has no plans to make any further contribution in the current fiscal year.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following:

	U.S.		Canada
	1-Percentage Point Increase	1-Percentage Point Decrease	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$453	$(373)	$112	$(94)
Effect on the postretirement benefit obligation	5,103	(4,220)	1,132	(965)

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. The Company’s U.S. Postretirement Health Care Benefits plan offers prescription drug benefits. The Company has elected to defer recognition of the effects of the Act and any measures of benefit cost or benefit obligation in the consolidated financial statements or accompanying notes until its fiscal third quarter of the 2004

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

fiscal year. The Company does not anticipate that its plan will need to be amended in order to benefit from the new legislation and does not expect a significant impact on future benefit expenses or the future financial status of the plan.

Plan Assets

The Company’s plan assets allocations for its U.S. defined benefit pension and postretirement health care benefits plans at January 2, 2004 and January 3, 2003, target allocation for fiscal year 2005 are as follows:

	2004 Target Asset Allocation Percentage	Percentage of Plan Assets
Asset Category		October 1, 2003	October 1, 2002
Domestic equity	32-70%	39.7%	42.4%
International equity	32-70%	15.5%	13.3%
Fixed income	0-18%	33.0%	38.6%
Cash and cash equivalents	30-50%	11.8%	5.7%

		100.0%	100.0%

The expected long-term rate of return is generally based on the pension plan’s asset mix, assumptions of equity returns based on historical long-term returns on asset categories, expectations for inflation, and estimates of the impact of active management of the assets.

The Company’s U.S. investment strategy and policies are designed to maximize the possibility of having sufficient funds to meet the long-term liabilities of the pension fund, while achieving a balance between the goals of growing the assets of the plan and keeping risk at a reasonable level. Current income is not a key goal of the plan. The asset allocation position reflects the ability and willingness to accept relatively more short-term variability in the performance of the pension plan portfolio in exchange for the expectation of a better funded status, better long-term returns and lower pension costs in the long run.

The plan prohibits investing in warrants and options, and engaging in short sales, margin transactions, and other specialized investment activities. The use of derivatives is also prohibited for the purpose of speculation or introducing leverage in the portfolio, circumventing the investment guidelines or taking risks that are inconsistent with the fund’s guidelines.

Cash Flows

The Company’s funding policy for the U.S. pension plan is to achieve a return on assets that meets the long-term funding requirements identified by the projections of the pension plan’s actuaries while simultaneously satisfying the fiduciary responsibilities prescribed by the Employee Retirement Income Security Act of 1974, as amended. The Company is not required to make any contributions to the U.S. pension plan in the fiscal year ended December 31, 2004.

Other Market Multi-Employer Benefit Plan Arrangements

The Company also participates in various multi-employer defined benefit pension plans that cover eligible employees covered by collective bargaining agreements. The Company made contributions related to these plans of $101, $583 and $522, respectively, for the period from November 1, 2001 through December 28, 2001, the 53-week period ended January 3, 2003 and the 52-week period ended January 2, 2004, respectively.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

Benefit Plan Information for the Period Ended December 31, 2001

Alcoa 2001 Multi-Employer Plans

As described above, prior to January 1, 2002, Alcoa maintained various multi-employer defined benefit pension plans that covered substantially all of RASCO’s U.S. employees. Plans covering salaried employees provided pension benefits based on a formula that considers length of service and earnings during years of service. Plans covering hourly employees generally provided a specific amount of benefits for each year of service. For purposes of the 2001 financial statements, the predecessor RASCO U.S. plans were accounted for as multi-employer plans as defined in SFAS No. 87, Employer’s Accounting for Pensions. Costs related to these multi-employer plans have been charged to the Company for the period ended December 28, 2001, based on the number of predecessor RASCO U.S. employees participating in the various plans on an average cost per employee. The Company’s pension expense for the two-month period ended December 31, 2001, related to predecessor RASCO U.S. employees was $492.

Alcoa also maintained other post-retirement benefit plans that provided most of predecessor RASCO’s U.S. retired employees with health care and life insurance benefits. For purposes of the 2001 financial statements, the predecessor RASCO U.S. plans were accounted for as multi-employer plans as defined by SFAS No. 106, Employer’s Accounting for Postretirement Benefits Other than Pensions. Costs related to these Alcoa plans have been charged to the Company for the period ended December 28, 2001, based on the number of predecessor U.S. RASCO employees participating in the various plans on an average cost per employee.

The Company recognized an unfunded post-retirement benefit obligation of $7,778 at December 28, 2001, related to the predecessor RASCO multi-employer OPEB plan. These amounts were calculated assuming a discount rate of 7%. The plan is unfunded.

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 and future years.

2001 Funded Status of Predecessor Plans

The Company’s pension and OPEB plans, which are specific to the respective predecessor businesses account for such liabilities using actuarial methodologies. The actuarial valuations for the respective pension and OPEB plans are as of October 31, 2001. The benefit obligation, fair value of plan assets, funded status and actuarial assumption for these plans based upon the October 31, 2001, valuation are as follows:

	Predecessor NAMD U.S.		Predecessor NAMD Canada		Predecessor RASCO Canada
	Pension Benefit	OPEB	Pension Benefit	OPEB	Pension Benefit	OPEB
Benefit obligation	$88,204	$31,560	$27,746	$8,045	$1,664	$159
Fair value of plan assets	74,951	—	32,573	—	505	—

Funded status	(13,253)	(31,560)	4,827	(8,045)	(1,159)	(159)

Unrecognized net actuarial loss	6,802	909	2,579	—	55	—

Net amount recognized at December 28, 2001	$(6,451)	$(30,651)	$7,406	$(8,045)	$(1,104)	$(159)

Net periodic benefit cost for the period ended December 28, 2001	$259	$579	$17	$124	$22	$2

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

	Predecessor NAMD U.S.		Predecessor NAMD Canada		Predecessor RASCO Canada
	Pension Benefit	OPEB	Pension Benefit	OPEB	Pension Benefit	OPEB
Weighted-average assumptions at October 31, 2001
Discount rate	7.5%	7.5%	6.5%	6.5%	6.0%	7.0%
Expected return on plan assets	9.6%	—	8.0%	—	6.0%	—
Rate of compensation increase	5.0%	5.0%	3.5%	3.5%	3.7%	—

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefit was assumed for 2001. The rate was assumed to decrease gradually to 5% for 2007 and remain at that level thereafter.

12. Employee 401(k) Savings Plan

Prior to July 1, 2002, the Company’s U.S. predecessor entities (VMG for the NAMD Businesses and RASCO U.S. including Permamet) provided separate 401(k) savings plans for substantially all U.S. predecessor employees. Predecessor employee contributions of up to 6% of eligible compensation were matched 66.67% by the VMG plan and predecessor employee contributions of up to 6% of eligible compensation were matched up to 50% by the RASCO U.S. plans. The Company’s combined matching contributions under both plans amounted to $570 and $1,008 for the period from November 1, 2001 through December 28, 2001 and for the period from December 29, 2001 through June 30, 2002, respectively.

Effective July 1, 2002, the respective U.S. predecessor company plans were merged and all U.S. employees began participating in the Integris Metals, Inc. 401(k) savings plan (the “Integris Plan”). Those employees eligible for early retirement as of June 30, 2002, and those within one year of becoming eligible are considered grandfathered and will continue to earn the 401(k) savings plan benefits that were in effect prior to the creation of the Integris Plan. Employees are allowed to participate in the 401(k) savings plan following 30 days of employment. Employee contributions are matched based on employee savings rates, employee contributions from 1% to 3% are matched 100% by the Company, employee contributions from 4% to 5% are matched 50% by the Company, and employee contributions from 6% to 9% are matched 25% by the Company. The Company’s matching contributions under the merged plan amounted to $1,296 from July 1, 2002 through January 3, 2003, and $2,800 during the 52-week period ended January 2, 2004.

13. Deferred Compensation Plan

During the 53-week period ended January 3, 2003, the Company adopted the 2002 Phantom Stock Option Plan (the “Plan”) for executive officers and key employees of the Company and its subsidiaries. The total number of phantom stock options that may be granted to employees under the Plan is 50 million. The Plan will automatically terminate on January 1, 2012. The phantom stock options provide the holder the opportunity to a cash award based upon future increases in a calculated value of the Company, as defined, further adjusted for certain performance goals. These awards vest over a four-year period with 50% vesting after year two and 25% vesting in each of the next two years. No awards were issued under this plan during the 53-week period ended January 3, 2003. During the 52-week period ended January 2, 2004, the Company’s Board of Directors authorized the issuance of approximately 1.5 million of such phantom stock options. None of the performance criteria had been met as of January 2, 2004, and as such, no compensation cost was recognized in the period ended January 2, 2004, in connection with the issuance of these phantom stock options. Subsequent to January 2, 2004, the Company’s Board of Directors authorized the issuance of 800,000 additional phantom stock units.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

At July 2, 2004, the Company anticipates that certain performance goals will be met by the end of the current fiscal year. As such, the Company recorded approximately $400 of expense in the 26-week period ended July 2, 2004, related to these phantom stock awards.

14. Contingent Liabilities and Indemnification of Certain Claims

The Company is subject to various claims and actions including those pertaining to environmental laws and regulations, product liability, and health and safety matters arising in the ordinary course of business. Management believes, however, that the disposition of such claims and actions, either individually or in the aggregate, are not expected to have a material adverse effect on the Company’s financial position. No assurances can be given, however, that the disposition of one or more of such claims or actions in a particular reporting period will not be material in relation to the reported results for such period.

During 2002, Alcoa became aware of claims related to RASCO’s sale of certain allegedly defective aluminum products to maritime customers for use in the construction of ships prior to the formation of the Company, and the Company’s subsequent sale of such products after formation of the Company. In connection with the Company’s formation as described in Note 1, Alcoa has agreed to provide the Company with defense and indemnity to legal matters and claims associated with this matter for shipments prior to November 1, 2001. Based on the percentage of product purchased and shipped after November 1, 2001, the Company has recorded a $250 liability at January 2, 2004, related to its exposure. All other claims for product sold prior to November 1, 2001, are the responsibility of Alcoa.

15. Related Party Transactions

Alcoa is a supplier of aluminum products to the Company. During the period from November 1, 2001 through December 28, 2001, the 53-week period ended January 3, 2003, the 52-week period ended January 2, 2004, and the 26-week period ended July 2, 2004 (unaudited), the Company purchased from Alcoa $10,700, $172,125, $181,074, and $118,504, respectively, of aluminum products.

In connection with its formation, the Company entered into a Master Transition Services Agreement with Alcoa whereby Alcoa agreed to provide certain transition services to the Company for a fee to be calculated monthly. This agreement expired during 2003. The services related to this agreement primarily related to, but were not limited to (i) the provision of RASCO manufacturing and administrative personnel until such employees were legally transferred to the Company’s payroll on January 1, 2002, (ii) administrative services and expenses such as cash management, accounts receivable, accounts payable, and human resources, postage, telephone and facility rental, and (iii) information technology usage and support.

Total charges by Alcoa to the Company under this agreement for the period from November 1, 2001 through December 28, 2001, the 53-week period ended January 3, 2003, and the 52-week period ended January 2, 2004, were $2,683, $7,139 and $400, respectively. At January 3, 2003 and January 2, 2004, net amounts collectively due to/from Alcoa under all these arrangements are shown separately on the accompanying Consolidated Balance Sheets. See also Note 6 for a description of related party debt arrangements.

In addition, commencing in 2004 the Company began paying BHP Billiton for certain consulting and other employee related services. Total expenses related to these arrangements were $300 for the 26-week period ended July 2, 2004.

Integris Metals, Inc. and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

16. Geographic and Product Information

The operations of the Company are comprised as follows:

	Period From November 1, 2001 Through December 28, 2001	53-Week Period Ended January 3, 2003	52-Week Period Ended January 2, 2004	26-Week Period Ended July 4, 2003	26-Week Period Ended July 2, 2004
				(unaudited)	(unaudited)
Net sales to customers
U.S.	$182,162	$1,281,894	$1,226,784	$614,725	$817,314
Canada	38,886	238,438	267,304	141,012	152,168

Total net sales	$221,048	$1,520,332	$1,494,088	$755,737	$969,482

	January 3, 2003	January 2, 2004	July 2, 2004
			(unaudited)
Tangible long-lived assets
U.S.	$155,346	$143,304	$139,652
Canada	15,676	17,865	16,794

Total tangible long-lived assets	$171,022	$161,169	$156,446

The following presents the percentage of sales by product line for the periods indicated:

	Period From November 1, 2001 Through December 28, 2001	53-Week Period Ended January 3, 2003	52-Week Period Ended January 2, 2004	26-Week Period Ended July 4, 2003	26-Week Period Ended July 2, 2004
Category				(unaudited)	(unaudited)
Aluminum	43%	44%	42%	42%	40%
Stainless steel	43	41	43	42	46
Carbon steel	10	5	5	5	5
Other	4	10	10	11	9

	100%	100%	100%	100%	100%

17. Subsequent Event

On April 22, 2004, the Company’s Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission that would permit the Company to sell shares of the Company’s common stock in connection with a proposed initial public offering. In connection with the proposed initial public offering, a process was begun to incorporate a Delaware holding company. Upon the completion of this process, the Company will be a wholly owned subsidiary of Integris Metals Corporation, a Delaware Corporation, the ultimate public registrant.

Report of Independent Registered Public Accounting Firm

To the Management of

NAMD Inc.

In our opinion, the accompanying combined balance sheet and related combined statements of operations and comprehensive income (loss), of changes in parent company investment and of cash flows present fairly, in all material respects, the combined financial position of The Metals Distribution Businesses of NAMD Inc.—Successor Entity (the NAMD Businesses Successor Entity) at October 31, 2001, and the combined results of their operations and their cash flows for the four-month period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the NAMD Businesses Successor Entity’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Minneapolis, Minnesota

June 17, 2002, except for Note 8 and Note 9,

For which the date is July 28, 2004

Report of Independent Registered Public Accounting Firm

To the Management of

NAMD Inc.

In our opinion, the accompanying combined statements of operations and comprehensive income (loss), of changes in parent company investment and of cash flows present fairly, in all material respects, the combined results of operations and cash flows of The Metals Distribution Businesses of NAMD Inc.—Predecessor Entity (the NAMD Businesses Predecessor Entity) for the six-month period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the NAMD Businesses Predecessor Entity’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Minneapolis, Minnesota

June 17, 2002, except for Note 8 and Note 9,

For which the date is July 28, 2004

The Metals Distribution Businesses of NAMD Inc.

Combined Balance Sheet

(dollars in thousands)	October 31, 2001
Assets
Current assets
Cash and cash equivalents	$16,669
Trade receivables, net of allowance for doubtful accounts of $3,304	115,072
Inventories	174,881
Income taxes receivable	2,392
Deferred income taxes	7,929
Prepaid expenses and other current assets	3,109

Total current assets	320,052

Property, plant and equipment, net	109,357
Goodwill, net	44,990
Other assets	33

Total assets	$474,432

Liabilities and Parent Company Investment
Current liabilities
Accounts payable	$54,392
Accrued expenses	13,159
Current portion of long-term debt due to Billiton (RA) Limited	145,797

Total current liabilities	213,348

Accrued pension and postretirement obligations	37,266
Long-term debt due to Billiton (RA) Limited, less current portion	60,000
Other liabilities	7,856

Total liabilities	318,470

Commitments
Parent company investment	155,962

Total liabilities and parent company investment	$474,432

The accompanying notes are an integral part of the combined financial statements.

The Metals Distribution Businesses of NAMD Inc.

Combined Statement of Operations and Comprehensive Income (Loss)

	Predecessor	Successor
	For the Six-Month Period Ended June 30, 2001	For the Four-Month Period Ended October 31, 2001
(dollars in thousands)
Net sales	$533,478	$317,633
Cost of sales	449,774	268,473

Gross profit	83,704	49,160
Selling, administrative and other expenses	70,313	42,539

Operating income	13,391	6,621

Other income (expense), net
Interest expense	(8,711)	(3,971)
Other	447	(3,910)

Income (loss) before income taxes	5,127	(1,260)

Income taxes	(3,993)	(1,760)

Net income (loss)	1,134	(3,020)

Other comprehensive income (loss)
Foreign currency translation adjustments	263	(2,303)

Comprehensive income (loss)	$1,397	$(5,323)

The accompanying notes are an integral part of the combined financial statements.

The Metals Distribution Businesses of NAMD Inc.

Combined Statement of Cash Flows

	Predecessor	Successor
	For the Six-Month Period Ended June 30, 2001	For the Four-Month Period Ended October 31, 2001
(dollars in thousands)
Cash flows from operating activities
Net income (loss)	$1,134	$(3,020)
Adjustments to reconcile net income (loss) to net cash provided by operating activities, excluding impact of acquisition
Depreciation and amortization	5,202	3,751
Deferred income tax benefit	(3,670)	(2,082)
Provision for doubtful trade receivables	628	384
(Gain) loss on disposal of fixed assets	(1,771)	3
Effects on cash flows from changes in working capital
Accounts receivable	26	9,850
Inventories	30,250	11,315
Prepaid and other current assets	(641)	(1,300)
Accounts payable and accrued expenses	(5,960)	(5,070)
Accrued pension and post-retirement obligations	3,689	970
Other liabilities	(633)	661

Net cash provided by operating activities	28,254	15,462

Cash flows from investing activities
Purchase of property, plant and equipment, net	(5,295)	(2,687)
Proceeds from sale of property, plant and equipment	2,020

Net cash used in investing activities	(3,275)	(2,687)

Cash flows from financing activities
Net increase (decrease) in amounts due affiliate	2,019	(14,557)
Net cash activity with NAMD, Inc.	(18,126)	5,181

Net cash used in financing activities	(16,107)	(9,376)

Effect of exchange rate changes on cash	596	(1,826)

Net change in cash and cash equivalents	9,468	1,573

Cash and cash equivalents
Beginning of period	5,628	15,096

End of period	$15,096	$16,669

Supplemental disclosures of cash flow information
Cash paid for interest	$10,105	$5,201
Cash paid for income taxes	6,770	3,144

The accompanying notes are an integral part of the combined financial statements.

The Metals Distribution Businesses of NAMD Inc.

Combined Statements of Changes in Parent Company Investment

(dollars in thousands)	Total
Parent company investment at December 31, 2000	$155,128

Net income	1,134
Foreign currency translation adjustments	263
Net cash and financing activity with NAMD Inc.	(18,126)

Parent company investment at June 30, 2001, Predecessor Entity	$138,399

Parent company investment at July 1, 2001, Successor Entity	$144,204

Net loss	(3,020)
Foreign currency translation adjustments	(2,303)
Net cash and financing activity with NAMD Inc.	17,081

Parent company investment at October 31, 2001	$155,962

The accompanying notes are an integral part of the combined financial statements.

The Metals Distribution Businesses of NAMD Inc.

Notes to Combined Financial Statements

(dollars in thousands, unless otherwise noted)

1. Business Description and Basis of Presentation

The Metals Distribution Businesses of NAMD Inc. (the “NAMD Businesses”) specialize primarily in stainless steel and aluminum, further processed to customer specifications, and delivered to customers across North America. The NAMD Businesses have more than 50 distribution and/or processing facilities throughout the U.S. and Canada.

The NAMD Businesses consist of metals distribution operations in the U.S. and Canada. Each of the NAMD Businesses’ U.S. and Canadian operations are part of the NAMD Inc. (the “Parent Company”) consolidated group, but were operated autonomously as two separate entities (Vincent Metal Goods (“VMG”) in the U.S. and Atlas Ideal Metals (“AIM”) in Canada). VMG in the U.S. is a division of NAMD Inc. and AIM in Canada is a wholly owned subsidiary of NAMD Inc. In addition, NAMD Inc. also owned 100% of numerous mining subsidiaries operated within the U.S. In connection with the preparation of these financial statements, the assets and liabilities of VMG have been combined with the assets and liabilities of AIM.

Effective November 11, 2001, NAMD Inc. contributed its metals distribution businesses (the “NAMD Businesses”) to a newly formed joint venture (“Integris Metals, Inc.”) in exchange for a 50% interest and Alcoa, Inc. (a Delaware Corporation) contributed its metals distribution business for the remaining 50% interest.

Initial October 2000 Acquisition

NAMD Inc. is a wholly owned subsidiary of Billiton Investments Ireland Ltd. (a wholly owned subsidiary of Billiton Plc.). Prior to October 6, 2000, NAMD Inc. was a wholly owned subsidiary of Rio Algom Limited (“RAL”) (a Canadian corporation). On October 6, 2000, RAL was acquired by Billiton Plc (“Billiton”). Accordingly, the parent company investment in the NAMD Businesses as of December 31, 2000, reflected in the accompanying Statements of Changes in Parent Company Investment reflects the carve out accounting described above, as well as the effects of the push down of the purchase accounting related to the proportionate consideration allocated to the NAMD Businesses in connection with the October 2000 acquisition.

Subsequent June 30, 2001 Acquisition

Effective June 30, 2001, Billiton entered into a merger agreement with BHP Ltd. (an Australian corporation) (“BHP”). For accounting purposes in the U.S., this merger was treated as a purchase of Billiton by BHP (the “June 2001 acquisition”). Accordingly, the accompanying combined financial statements as of October 31, 2001, and the four-month period then ended reflect the effects of the push down of the purchase accounting related to the NAMD Businesses in connection with the June 2001 acquisition.

The allocated purchase price to the net assets acquired as of the acquisition date in accordance with the purchase method of accounting is as follows:

Current assets	$332,341
Property, plant and equipment	110,249
Deferred income taxes	5,847
Goodwill	45,754
Current liabilities	(73,289)
Accrued pension and postretirement benefits	(36,348)
Long-term debt	(234,796)
Other liabilities	(5,554)

$144,204

The Metals Distribution Businesses of NAMD Inc.

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

The allocation to the tangible assets acquired and liabilities assumed was on the basis of their estimated fair values. The excess over the estimated fair value of the tangible net assets acquired ($45.8 million) has preliminarily been allocated to goodwill with a 20-year useful life. Management is in the process of obtaining appropriate valuations of identifiable intangible assets acquired (primarily customer relationships), and the applicable useful lives, and will finalize the preliminary purchase price allocation when those valuations are completed. Management believes the 20-year life assumed in the preliminary allocation will approximate the weighted average lives of all intangible assets upon finalization of the allocation.

Effective January 1, 2002, the NAMD Businesses will cease amortization of residual goodwill and intangible assets with indefinite lives in connection with the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142 (see “New Accounting Pronouncements” in Note 2), the effects of which will increase pre-tax income on an annual basis by approximately $2.1 million based upon the preliminary purchase price allocation described above.

In connection with the push down of the purchase accounting of the June 2001 acquisition, the accompanying Combined Statement of Operations and Comprehensive Income (Loss) reflects the operations of the NAMD Businesses Predecessor for the six-month period ended June 30, 2001, acquisition and the Successor for the four-month period ended October 31, 2001.

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying combined financial statements include the accounts of the metals distribution businesses of NAMD Inc. comprising the U.S. VMG business combined with the Canada AIM business. All significant intercompany accounts and transactions have been eliminated in the combination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The NAMD Businesses recognize revenue from product sales when ownership and risk of loss passes to the customer, which is upon shipment. The NAMD Businesses record estimated discounts and rebates in the same period revenue is recognized based on historical experience.

Cash and Cash Equivalents

Cash equivalents are highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less at date of purchase.

Inventories

Product inventories primarily consist of aluminum, stainless steel and other metal products for resale. Certain additional incremental processing costs are incurred as a result of cutting to length based on customer

The Metals Distribution Businesses of NAMD Inc.

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

specifications. All product inventories are considered finished goods. Product inventories are valued at the lower of cost with cost determined on the last-in, first-out (“LIFO”) method or market based upon replacement cost. Materials and supplies inventories are carried at the lower of average cost or market. At October 31, 2001, the LIFO cost of product inventories exceeded the replacement cost of such inventories.

Property, Plant and Equipment

Property, plant and equipment are stated at cost (based on the June 2001 acquisition described in Note 1). Depreciation and amortization are provided by charges to operations using the straight-line method over the estimated useful lives of the assets set forth below:

Land improvements	20 years
Buildings	40 years
Building improvements	20 to 40 years
Leasehold improvements	Term of lease
Machinery and equipment	5 to 12 years
Major processing equipment	12 to 18 years

Maintenance and repairs are charged to operations as incurred and additions or improvements are capitalized. When assets are sold, retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation or amortization are removed from the respective accounts and any gains or losses are included in operations.

Shipping and Handling Fees and Costs

The Company classifies shipping and handling fees and costs as a component of selling, administrative and other expenses on the Combined Statement of Operations and Comprehensive Income (Loss). Total shipping and handling fees and costs for the six months ended June 30, 2001 and for the four months ended October 31, 2001, were $7,389 and $5,742, respectively.

Goodwill

The excess of cost over net assets of businesses acquired is charged against earnings over a period of 20 years. The recoverability of unamortized goodwill assets is assessed on an ongoing basis by comparing anticipated undiscounted future cash flows from operations to the recorded unamortized cost (see however the description of SFAS No. 142 under “New Accounting Pronouncements” below).

Foreign Currency Translation

For Canadian operations, the functional currency is the Canadian dollar. Assets and liabilities of these operations are translated into U.S. dollars at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as other comprehensive income (loss). Realized gains and losses from Canadian currency transactions are included in net income (loss) for the period.

Comprehensive Income (Loss)

Other comprehensive income (loss) refers to gains and losses that, under accounting principles generally accepted in the United States of America, are excluded from net income as these amounts are recorded directly as

The Metals Distribution Businesses of NAMD Inc.

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

an adjustment to equity as a component of accumulated other comprehensive income. The NAMD Businesses’ accumulated other comprehensive income (loss) is comprised of the translation into U.S. dollars of the financial statements of its Canadian operations. The NAMD Businesses do not utilize any derivative financial instruments, the fair value of which would also be included as a component of accumulated other comprehensive income.

Income Taxes

Historically, VMG’s results of U.S. operations have been included in the consolidated U.S. federal income tax return of NAMD Inc. AIM’s results of operations in Canada were included in a separate tax return in Canada. The income tax expense and other tax related information as it relates to the U.S. operations has been calculated as if VMG had not been eligible to be included in the consolidated tax returns of NAMD Inc. (i.e., on a “separate return” basis).

The NAMD Businesses recognize an asset or liability for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets.

The most significant changes made by SFAS No. 141 are: 1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and 2) establishing specific criteria for the recognition of intangible assets separately from goodwill.

SFAS No. 142 primarily addresses the accounting for acquired goodwill and intangible assets (i.e., the post-acquisition accounting). The provisions of SFAS No. 142 will be effective for the NAMD Businesses beginning in 2002. The most significant changes made by SFAS No. 142 are: 1) goodwill and indefinite-lived intangible assets will no longer be amortized; 2) goodwill and indefinite-lived intangible assets will be tested for impairment at least annually; and 3) the amortization period of intangible assets with finite lives will no longer be limited to forty years.

Effective January 1, 2001 the NAMD Businesses adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This standard requires that all derivative instruments be recorded, at fair value, on the balance sheet. The adoption of this SFAS did not have an impact on the financial statements.

In December 2003, the FASB issued SFAS No. 132R, Employers’ Disclosures about Pensions and Other Postretirement Benefits. This statement requires additional disclosures to be made by employers regarding pensions and other postretirement benefit plans, but does not change the measurement or recognition of those plans. Under this Statement, the disclosure provisions regarding foreign plans and estimated future benefit payments are effective for fiscal years ending after December 15, 2003, and interim periods beginning after December 15, 2003. The disclosure provisions of this Statement for the U.S. plans have been included in Note 8.

The Metals Distribution Businesses of NAMD Inc.

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

3. Supplemental Balance Sheet Information

Property, Plant and Equipment, Net

Property, plant and equipment, net at October 31, 2001, included the following components:

Land and improvements	$22,148
Buildings and leasehold improvements	52,681
Machinery and equipment	33,765
Construction in progress	3,688

Total cost	112,282

Less: Accumulated depreciation and amortization	(2,925)

$109,357

Depreciation expense for the six-month period ended June 30, 2001, was $4,274 and the four-month period ended October 31, 2001, was $2,987.

Goodwill, Net

Goodwill, net at October 31, 2001, was comprised of the following:

Goodwill	$45,754
Less: Accumulated amortization	(764)

$44,990

Goodwill amortization expense recorded for the six-month period ended June 30, 2001, was $928 which reflected the amortization of the goodwill generated in the initial October 2000 acquisition and the expense recorded for the four-month period ended October 31, 2001, was $764 which reflected amortization of the goodwill resulting from the June 30, 2001, acquisition.

Accrued Expenses

Accrued expenses at October 31, 2001, were as follows:

Payroll	$4,857
Vacation	3,179
Real estate taxes	2,090
Other	3,033

$13,159

The Metals Distribution Businesses of NAMD Inc.

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

4. Debt Due Billiton (RA) Limited

At October 31, 2001, debt obligations due to Billiton (RA) Limited were as follows:

Billiton Loan I, due December 31, 2005	$51,886
Billiton Loan II, due March 31, 2005	99,735
Loan agreement with Billiton, due November 30, 2009	2,907
Grid note with Billiton, due on demand	2,049
AIM debt facility payable to Billiton, due January 7, 2008	49,220

Total notes payable	205,797

Less: Current portion	(145,797)

Total long-term debt, less current portion	$60,000

In connection with the joint venture formation described in Note 1, all of the amounts due to Billiton set forth above were refinanced into a Billiton A facility ($145,797) and a Billiton B facility ($60,000). In accordance with the terms of the Joint Venture Contribution Agreement, the Billiton A facility is due June 30, 2002, therefore amounts due under the Billiton A facility have been classified as current portion of long-term debt.

The Billiton A facility accrues interest at the three-month LIBOR plus 1.5% with interest payments due quarterly and the Billiton B facility accrues interest at an annual rate of LIBOR plus 1% with interest payments due quarterly. The Billiton B facility is due June 30, 2003. At October 31, 2001, the LIBOR was 2.2%.

5. Parent Company Investment

The parent company investment in the NAMD Businesses is presented as the equity component of the accompanying combined balance sheet since the combined NAMD Businesses are not a separate legal entity within the NAMD Inc. consolidated group. Certain cash flows generated by the NAMD Businesses’ VMG operations were used by NAMD Inc. to fund the operations of other entities within the consolidated NAMD group as well as other general corporate purposes. These cash transactions have been reported as net cash and financing activity with NAMD Inc. in the accompanying Combined Statements of Changes in Parent Company Investment and include the following:

	For the Six-Month Period Ended June 30, 2001	For the Four-Month Period Ended October 31, 2001
Net cash (advances to) proceeds from NAMD Inc.	$(18,126)	$5,181
Noncash transfer to NAMD Inc. of certain debt due to Billiton Plc	—	11,900

	$(18,126)	$17,081

On October 22, 2001, NAMD Inc. was reorganized. In connection with this reorganization, the NAMD Businesses received approximately $15.0 million of cash from NAMD Inc. (included above as a component of net cash proceeds) and also transferred $11.9 million of debt (due to Billiton) to NAMD Inc.

6. Income Taxes

As described in Note 1, the VMG operations in the U.S. were part of the U.S. operations of NAMD Inc. NAMD Inc. filed a consolidated income tax return in the U.S. The income tax information presented below for

The Metals Distribution Businesses of NAMD Inc.

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

the U.S. reflects VMG operations on a “separate return” basis. AIM in Canada files a separate income tax return for Canadian purposes. As described below, no tax benefits for AIM’s operating losses have been recorded for either period presented.

Income (loss) before income taxes consisted of:

	For the Six-Month Period Ended June 30, 2001	For the Four-Month Period Ended October 31, 2001
United States	$8,684	$3,328
Canada	(3,557)	(4,588)

	$5,127	$(1,260)

The provision for income taxes consisted of:

	For the Six-Month Period Ended June 30, 2001	For the Four-Month Period Ended October 31, 2001
Current provision
U.S. Federal and state	$7,663	$3,842
Canada	—	—

Current provision	7,663	3,842

Deferred benefit
U.S. Federal and state	(3,670)	(2,082)
Canada	—	—

Deferred benefit	(3,670)	(2,082)

Provision for income taxes	$3,993	$1,760

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income (loss) before income taxes. The items causing this difference are as follows:

	For the Six-Month Period Ended June 30, 2001	For the Four-Month Period Ended October 31, 2001
Tax expense (benefit) at U.S. statutory rate	$1,794	$(441)
Valuation allowance for Canadian net deferred tax assets	1,246	1,606
State income taxes	424	201
Nondeductible expenses and other	529	394

Tax expense as reported	$3,993	$1,760

The Metals Distribution Businesses of NAMD Inc.

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at October 31, 2001, are as follows:

October 31, 2001
Deferred income tax assets
Accounts receivable	$1,108
Inventories	6,174
Accrued expenses	1,739
Accrued pension and postretirement obligations	15,815
Canadian net operating loss carryforwards	2,915
Other	109

Total gross deferred income tax assets	27,860
Less: Valuation allowance for Canadian deferred tax assets	(3,890)

Net deferred income tax assets	23,970

Deferred income tax liabilities
Property, plant and equipment	(16,041)

Total gross deferred income tax liabilities	(16,041)

Net deferred income tax assets	$7,929

A valuation allowance as of December 31, 2001, has been provided against deferred tax assets related to the Canadian net operating loss carryforwards as well as other Canadian net deferred tax assets because it is more likely than not these tax benefits will not be realized based on uncertainty as to the ability of the Canadian operations to generate future taxable income. At October 31, 2001, Canadian net operating loss carryforwards of approximately $3.7 million existed and will begin to expire in 2007.

7. Lease Commitments

The NAMD Businesses are party to numerous lease agreements in both the U.S. and Canada related to buildings, vehicles and office equipment leases. These leases have remaining terms ending through 2007 and are all accounted for as operating leases. The following are the minimum lease payments in each of the periods indicated based on operating leases in effect at October 31, 2001:

For the Period
November 1, 2001 to December 31, 2001	$991

For the Years Ended
2002	$5,211
2003	4,209
2004	3,067
2005	2,110
2006	1,819
Thereafter	4,895

Total minimum lease payments	$22,302

Rental expense for all operating leases charged against earnings for the six-month period ended June 30, 2001, was $3,210, and the rental expense charged against earnings for the four-month period ended October 31, 2001, was $1,822.

The Metals Distribution Businesses of NAMD Inc.

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

8. Employee Benefit Plans

The NAMD Businesses have noncontributory defined benefit pension plans (defined benefit plans), which provide retirement benefits for the majority of its employees in both the U.S. and Canada. The U.S. plans were specific to the U.S. VMG operations. The Canadian plan was specific to the Canadian AIM operations. The NAMD Businesses also have plans which provide health care and life insurance benefits for substantially all of its retirees in the U.S. (other post employment benefits or OPEB).

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during the six-month period ended June 30, 2001 and the four-month period ended October 31, 2001, as well as the funded status and amounts both recognized and not recognized in the balance sheet at October 31, 2001:

	Six-Month Period Ended June 30, 2001				Four-Month Period Ended October 31, 2001
	U.S.		Canada		U.S.		Canada
	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB
Changes in benefit obligations
Benefit obligations at beginning of period	$78,072	$27,923	$28,356	$8,029	$83,034	$29,343	$28,673	$8,256
Service cost	1,415	696	382	113	943	464	252	74
Interest cost	2,920	1,041	918	263	1,946	694	591	171
Plan participants’ contributions	—	77	—	—	—	51	—	—
Actuarial (gains) or losses	1,952	31	—	—	3,211	1,330	(1,246)	(360)
Benefits paid	(1,325)	(425)	(983)	(149)	(930)	(324)	(524)	(96)

Benefit obligations at end of period	83,034	29,343	28,673	8,256	88,204	31,558	27,746	8,045

Changes in plan assets
Fair value of plan assets at beginning of period	77,197	—	37,202	—	77,272	—	36,373	—
Actual return on plan assets	1,313	—	302	—	(1,449)	—	(4,895)	—
Employer contribution	87	348	(148)	149	58	273	—	96
Plan participants’ contributions	—	77	—	—	—	51	—	—
Benefits paid	(1,325)	(425)	(983)	(149)	(930)	(324)	(619)	(96)

Fair value of plan assets at end of period	77,272	—	36,373	—	74,951	—	30,859	—

Funded status	(5,762)	(29,343)	7,700	(8,256)	(13,253)	(31,558)	3,113	(8,045)
Unrecognized net actuarial loss	—	—	107	—	7,032	1,330	4,293	—

Net amount recognized	$(5,762)	$(29,343)	$7,807	$(8,256)	$(6,221)	$(30,228)	$7,406	$(8,045)

Amounts recognized in the combined balance sheet consist of
Prepaid benefit cost	$1,357	$—	$7,807	$—	$1,378	$—	$7,406	$—
Accrued benefit liability	(7,119)	(29,343)	—	(8,256)	(7,599)	(30,228)	—	(8,045)

Net amount recognized	$(5,762)	$(29,343)	$7,807	$(8,256)	$(6,221)	$(30,228)	$7,406	$(8,045)

The Metals Distribution Businesses of NAMD Inc.

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

	Six-Month Period Ended June 30, 2001				Four-Month Period Ended October 31, 2001
	U.S.		Canada		U.S.		Canada
	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB
Weighted-average assumptions to determine obligation at the end of the period
Discount rate	7.75%	7.75%	6.50%	6.50%	7.50%	7.50%	6.50%	6.50%
Expected return on plan assets	9.60%	—	8.00%	—	9.60%	—	8.00%	—
Rate of compensation increase	5.00%	5.00%	3.50%	3.50%	5.00%	5.00%	3.50%	3.50%

Weighted-average assumptions to determine cost
Discount rate	7.75%	7.75%	6.50%	6.50%	7.50%	7.50%	6.50%	6.50%
Expected return on plan assets	9.60%	—	8.00%	—	9.60%	—	8.00%	—
Rate of compensation increase	5.00%	5.00%	3.50%	3.50%	5.00%	5.00%	3.50%	3.50%

The net pension and OPEB amounts recognized as of June 30, 2001, do not include any unrecognized amounts since these obligations were revalued in connection with the June 2001 acquisition accounting. For OPEB measurement purposes as of June 30, 2001, a 7.8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.5% for 2007 and remain at that level thereafter. For OPEB measurement purposes as of October 31, 2001, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.0% for 2007 and remain at that level thereafter.

	Six-Month Period Ended June 30, 2001				Four-Month Period Ended October 31, 2001
	U.S.		Canada		U.S.		Canada
	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB
Components of net periodic benefit cost
Service cost	$1,415	$696	$382	$113	$943	$464	$252	$74
Interest cost	2,920	1,041	918	263	1,946	694	591	171
Expected return on plan assets	(3,558)	—	(1,466)	—	(2,372)	—	(877)	—

Net periodic benefit cost	$777	$1,737	$(166)	$376	$517	$1,158	$(34)	$245

Assumed health care cost trend rates have a significant effect on the amounts reported for the OPEB plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects on an annualized basis:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$216	$(171)
Effect on the postretirement benefit obligation	4,980	(4,022)

The Metals Distribution Businesses of NAMD Inc.

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

Plan Assets

The Company’s plan assets allocated for its U.S. defined benefit pension and postretirement health care benefits plans at October 31, 2001, are as follows:

Percentage of Plan Assets
October 31, 2001
Asset Category

Domestic equity	40.8%
International equity	15.2%
Fixed income	41.0%
Cash and cash equivalents	3.0%

100.0%

In accordance with the joint venture formation described in Note 1, newly formed pension and OPEB plans were formed in the U.S. and Canada. Target asset allocation in future periods will be based on those of the new plans of the combined entity.

The expected long-term rate of return is generally based on the pension plan’s asset mix, assumptions of equity returns based on historical long-term returns on asset categories, expectations for inflation, and estimates of the impact of active management of the assets.

The Company’s U.S. investment strategy and policies are designed to maximize the possibility of having sufficient funds to meet the long-term liabilities of the pension fund, while achieving a balance between the goals of growing the assets of the plan and keeping risk at a reasonable level. Current income is not a key goal of the plan. The asset allocation position reflects the ability and willingness to accept relatively more short-term variability in the performance of the pension plan portfolio in exchange for the expectations of a better funded status, better long-term returns and lower pension costs in the long run.

The plan prohibits investing in warrants and options, and engaging in short sales, margin transactions, and other specialized investment activities. The use of derivatives is also prohibited for the purpose of speculation or introducing leverage in the portfolio, circumventing the investment guidelines or taking risks that are inconsistent with the fund’s guidelines.

Cash Flows

The Company’s funding policy for the U.S. pension plan is to achieve a return on assets that meets the long-term funding requirements identified by the projections of the pension plan’s actuaries while simultaneously satisfying the fiduciary responsibilities prescribed by the Employee Retirement Income Security Act of 1974, as amended. The Company is not required to make any contributions to the U.S. pension plan in the next fiscal year.

Defined Contribution Plan

The VMG operations in the U.S. also sponsor a defined contribution 401(k) employee savings and profit sharing plan. Employee contributions of up to 6% of eligible compensation are matched 66.67% by the VMG plan. Company contributions to the VMG plan for the six-month period ended June 30, 2001, were $3,256 and the four-month period ended October 31, 2001, were $1,828.

The Metals Distribution Businesses of NAMD Inc.

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

9. Geographic and Product Information

The operations of the NAMD Businesses are comprised as follows:

	Predecessor	Successor
	For the Six-Month Period Ended June 30, 2001	For the Four-Month Period Ended October 31, 2001
Net sales to customers
U.S.	$415,354	$251,423
Canada	118,124	66,210

Total net sales	$533,478	$317,633

At October 31, 2001
Assets
U.S.	$368,235
Canada	106,197

Total assets	$474,432

The following table shows sales by product line for the periods indicated:

	Predecessor	Successor
	For the Six-Month Period Ended June 30, 2001	For the Four-Month Period Ended October 31, 2001
Aluminum	38.6%	37.6%
Stainless steel	36.3	37.3
Carbon steel	5.7	5.8
Other	19.4	19.3

	100.0%	100.0%

Report of Independent Registered Public Accounting Firm

To the Management of

Reynolds Aluminum Supply Company

In our opinion, the accompanying combined balance sheet and the related combined statements of income, comprehensive income and parent company investment, and of cash flows present fairly, in all material respects, the financial position of Reynolds Aluminum Supply Company (RASCO) at October 31, 2001, and the results of its operations and its cash flows for the ten months then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of RASCO’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standard of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Pittsburgh, Pennsylvania

March 15, 2002, except for Note 9,

for which the date is July 28, 2004

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Combined Balance Sheet

(dollars in thousands)	October 31, 2001

Assets
Current assets
Cash and cash equivalents	$1,831
Trade receivable from customers, net of allowance for doubtful accounts of $910	83,455
Inventories (Notes 2 and 3)	134,982
Prepaid expenses and other current assets	1,226

Total current assets	221,494

Property, plant and equipment, net (Note 5)	78,342

Total assets	$299,836

Liabilities and Parent Company Investment
Current liabilities
Accounts payable	$23,175
Due to Parent (Note 4)	13,439
Deferred income tax (Note 8)	18,245
Other accrued liabilities (Note 6)	8,582

Total current liabilities	63,441

Accrued pension and postretirement benefits (Notes 10 and 11)	18,727
Deferred income tax (Note 8)	1,927

Total liabilities	84,095

Commitments and contingencies (Note 12)

Parent company investment	215,741

Total liabilities and parent company investment	$299,836

The accompanying notes are an integral part of these combined financial statements.

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Combined Statement of Income, Comprehensive Income and

Parent Company Investment

(dollars in thousands)	For the Ten-Month Period Ended October 31, 2001
Net sales (Note 1)	$645,949
Cost of sales	543,890

Gross profit	102,059

Selling, administrative and other expenses	98,358

Income before income taxes	3,701

Provision for income taxes (Note 8)	1,410

Net income	2,291

Other comprehensive income
Foreign currency translation adjustment	(624)

Comprehensive income	$1,667

Parent company investment at December 31, 2000	$271,372

Net income	2,291
Distributions to Alcoa, net (Notes 2 and 4)	(57,298)
Other comprehensive income	(624)

Parent company investment at October 31, 2001	$215,741

The accompanying notes are an integral part of these combined financial statements.

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Combined Statement of Cash Flows

(dollars in thousands)	For the Ten-Month Period Ended October 31, 2001
Cash flows from operating activities
Net income	$2,291
Adjustments for noncash transactions
Depreciation	4,365
Deferred income taxes	(5,987)
Increase (decrease) in cash due to changes in
Receivables	12,473
Inventories	44,246
Accounts payable	(1,505)
Accrued liabilities	(1,723)
Other liabilities	1,637
Other assets	575

Net cash provided by operations	56,372

Cash flows from financing activities
Distributions to Parent Company, net	(57,298)
Change in amounts due to Parent	1,922

Net cash used in financing activities	(55,376)

Cash flows from investing activities
Capital expenditures	(3,738)

Net cash used in investing activities	(3,738)

Net change in cash and cash equivalents	(2,742)

Cash and cash equivalents
Beginning of period	4,573

End of period	$1,831

The accompanying notes are an integral part of these combined financial statements.

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Notes to Combined Financial Statements

(dollars in thousands, unless otherwise noted)

1. Business Description and Basis of Presentation

Reynolds Aluminum Supply Company (“RASCO”) is the metals distribution business of Reynolds Metals Company (“Reynolds”), a wholly owned subsidiary of Alcoa Inc. (“Alcoa”). The accompanying financial statements include the assets and liabilities of the U.S. operations of RASCO, RASCO Specialty Metals, Inc. (“RSM”), a Canadian subsidiary of Reynolds, and Permamet, Inc. a U.S subsidiary of Reynolds. All such operations are herein referred to as RASCO. RASCO is in the business of supply chain management, specializing in aluminum and stainless steel products which are sourced globally, processed on its cut-to-length lines, slitters, shears, precision saws and plasma burners, and delivered to customers across North America. RASCO is a distributor of stainless steel and aluminum products. It manages the supply chain through a network of 38 locations in the United States and Canada.

On May 3, 2000, Alcoa and Reynolds completed a merger, which was accounted for as a purchase transaction. Accordingly, Alcoa has adjusted the assets and liabilities of RASCO to reflect the effects of the acquisition.

On November 1, 2001, Alcoa and Billiton Investments Ireland Limited (“Billiton”) formed a joint venture, Integris Metals, Inc. (“Integris”). Alcoa contributed RASCO to the joint venture for a 50% interest and Billiton contributed its metals distribution business for the remaining 50% interest.

The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

All intercompany transactions have been eliminated.

The preparation of these financial statements include the use of “carve-out” accounting procedures wherein certain assets, liabilities and expenses historically recorded or incurred at the parent company level of Reynolds or Alcoa, which relate to or were incurred on behalf of RASCO, have been identified and pushed down or allocated as appropriate to reflect the financial results of RASCO for the period presented. For additional information concerning expenses charged or allocated to RASCO by the Parent Company (Note 4).

The accompanying financial statements do not reflect any allocation of general corporate debt or interest expense incurred by Alcoa or Reynolds in financing RASCO’s operations and activities. Alcoa and Reynolds do not make such allocations to its operations. For additional information concerning related party transactions (Note 4).

2. Significant Accounting Policies

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements. These may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The carrying amounts relate to cash held at RSM and Permamet, and approximate fair value because of the short maturity of the investments. All investments purchased, with a maturity of three months or less, are

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

considered cash equivalents. RASCO’s U.S. operations utilize a centralized cash management system with Alcoa. Cash receipts are transferred to Alcoa and cash disbursements are made by Alcoa on behalf of RASCO, each on a current basis. The net cash generated by RASCO during each period is reflected as distributions to the parent company, net in the accompanying statement of cash flows and charged directly to the Parent Company Investment account.

Revenue Recognition

Revenues are recognized when title, ownership and risk of loss pass to the customers, which is generally upon shipment. RASCO records estimated discounts and rebates in the same period revenue is recognized based on historical experience.

Inventories

Inventories primarily consist of aluminum and stainless steel products purchased for resale. Certain additional incremental processing costs are incurred as a result of cutting to length based on customer specifications. All inventories are considered finished goods. Inventories are stated at the lower of cost or market with the cost for a substantial portion of the inventories determined under the last-in, first-out (“LIFO”) method. The cost of other inventory is principally determined under the first-in, first-out (“FIFO”) method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, which includes any fair market value adjustments made by Alcoa in connection with the acquisition of Reynolds. Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated useful lives of the assets (buildings—25 to 33 years, machinery and equipment—10 to 25 years). Amortization of leasehold improvements is computed on the straight-line method over the life of the lease. Maintenance and repairs are charged to expense as incurred. Renewals and betterments, which extend the useful lives of assets, are capitalized. At the time property, plant and equipment is retired or otherwise disposed of, the cost and the related accumulated depreciation are adjusted and any profit or loss on disposition is included in the combined statement of operations.

Shipping and Handling Fees and Costs

The Company classifies shipping and handling fees as a component of selling, administrative and other expenses on the accompanying statement of income. Total shipping and handling fees and costs for the ten-month period ended October 31, 2001, were $13,816.

Income Taxes

Historically, RASCO’s results of U.S. operations have been included in the consolidated U.S. federal income tax return of Alcoa. RASCO’s results of operations in Canada were included in separate tax returns in that jurisdiction. For the U.S. operations that do not pay their own income tax, Alcoa internally allocates income tax expense at the statutory rate after adjustment for state income taxes and several other permanent items. The income tax expense and other tax related information as it relates to the U.S. operations has been calculated as if RASCO had not been eligible to be included in the consolidated tax returns of Alcoa (i.e., on a “stand-alone” basis). The calculation of tax provisions and deferred taxes necessarily required certain assumptions, allocations and estimates that management believes are reasonable to accurately reflect the tax reporting for RASCO as a stand-alone taxpayer.

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

Parent Company Investment

Since RASCO is not a separate legal entity (see Note 1 for a description of the nature of operations), there are no customary equity and capital accounts. Instead a Parent Company Investment is maintained by RASCO to account for transactions as described in Notes 1 and 4. Parent Company Investment is comprised of the original investment by Alcoa, accumulated comprehensive income and other transactions with the Parent.

Comprehensive Income (Loss)

Other comprehensive income (loss) refers to gains and losses that, under accounting principles generally accepted in the United States of America, are excluded from net income as these amounts are recorded directly as an adjustment to equity as a component of accumulated other comprehensive income. The RASCO Business accumulated the comprehensive income is comprised of the translation into U.S. dollars of the financial statements of its Canadian operations. RASCO does not utilize any derivative financial instruments, the fair value of which would also be included as a component of accumulated other comprehensive income.

Foreign Currency Translation

The functional currency for RASCO’S Canadian operations is the Canadian dollar. Assets and liabilities of these operations are translated at the exchange rate in effect on the balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments are included as a component of the parent company investment. Gains and losses from foreign currency transactions are included in net income for the period. Gains and losses are not material to RASCO’s combined financial statements.

Recently Adopted Accounting Standards

Effective January 1, 2001, RASCO adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This standard requires that all derivative instruments be recorded, at fair value, on the balance sheet. The adoption of this SFAS did not have an impact on RASCO’s financial statements.

RASCO adopted SFAS No. 141, Business Combinations, effective for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method of accounting and further clarifies the criteria for recognition of intangible assets separately from goodwill. The adoption of this SFAS did not have an impact on RASCO’s financial statements.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. The adoption of this SFAS is not expected to have a material impact on RASCO’s financial statements.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes or amends existing accounting literature related to the impairment and disposal of long-lived assets. Management is currently developing a plan to apply the provisions of this standard to its operations on an ongoing basis.

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. The standard is required to be adopted by RASCO beginning on January 1, 2003. Management is currently assessing the details of the standard and is preparing a plan of implementation.

3. Inventory

Approximately 45% of the total inventory at October 31, 2001, was valued on a LIFO basis. If valued on an average-cost basis, total inventory would have been $3,299 lower at October 31, 2001.

4. Related Party Transactions

Alcoa is a major supplier of aluminum products to RASCO from its other operations. During the ten-month period ended October 31, 2001, RASCO purchased from Alcoa approximately $80 million of aluminum sheet, plate and extrusions based on market prices as quoted on the London Metal Exchange. RASCO also participates in the Alcoa cash management system in which the cash collections are transferred to Alcoa on a daily basis, with the exception of certain minimum cash balances. The amounts due to Parent Company at October 31, 2001, were $13,439. RASCO also purchases certain services from Alcoa. These transactions and services are discussed in further detail below.

Alcoa Corporate Charges

RASCO uses, and is charged directly for, certain services that Alcoa corporate provides to its divisions. These services generally include information systems support, human resources, taxes, legal and certain shared accounting functions and are included in the general corporate charges below. In addition, Alcoa develops, negotiates and administers RASCO’s insurance programs. The insurance coverage includes coverage for real and personal property, workers compensation, automobile, general product and other standard liability coverage. Charges by Alcoa corporate to RASCO are based on costs that relate directly to RASCO or a percentage allocation of the total cost for the service provided. Where percentage allocations are used, such allocations are primarily based on a percentage of revenue or headcount, as applicable, which management believes represents a reasonable allocation of these costs from Alcoa corporate.

The expenses charged to RASCO by Alcoa consist of the following and are reflected in cost of products sold and selling, general and administrative expenses in the combined statement of income, comprehensive income and Parent Company investment:

Employee benefits
Pensions	$302
Other postretirement benefits	1,620
Insurance (principally medical for active personnel)	4,058
Workers’ compensation	283
General insurance	499
General corporate charges	7,495

$14,257

Of the $14,257, $10,050 and $4,207 are recorded in cost of products sold and selling, general and administrative expense, respectively.

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

The charges for pension and other postretirement benefit costs included in these financial statements were actuarially determined expenses allocated based on the number of RASCO employees participating in the various plans and average costs per employee. See Notes 10 and 11 for additional discussion of pension and other postretirement benefits.

Medical insurance costs are allocated based upon historical claims cost per person for RASCO.

5. Property, Plant and Equipment, at Cost

Property, plant and equipment at October 31 consisted of:

Land and land improvements	$5,032
Buildings	33,271
Machinery and equipment	43,939
Construction in progress	6,164

88,406

Accumulated depreciation and amortization	(10,064)

Net property, plant and equipment	$78,342

6. Accrued Liabilities

Accrued liabilities at October 31 consisted of:

Compensation accrual	$3,042
Vacation accrual	301
Accrued employee benefits	2,340
Other current liabilities	2,899

$8,582

7. Operating Leases

RASCO has entered into noncancelable operating leases for land, buildings, office space and equipment, which have various expiration dates through 2006.

As of October 31, future minimum lease payments under noncancelable operating leases with terms longer than one year are as follows:

2002	$3,272
2003	1,354
2004	608
2005	271
2006	40
Thereafter	—

$5,545

Rent expense was approximately $3,200 for the ten-month period ended October 31, 2001.

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

8. Income Taxes

The provision for income taxes consisted of:

For the Ten-Month Period Ended October 31, 2001
Current
Federal	$6,788
Foreign	398
State and local	211

7,397
Deferred
Federal/State	(5,979)
Foreign	(8)

(5,987)

$1,410

The components of income before U.S. and foreign taxes on income were:

For the Ten-Month Period Ended October 31, 2001
United States	$2,725
Foreign	976

$3,701

The provision for income taxes differs from the amount computed using the U.S. federal tax rate for the following reasons:

For the Ten-Month Period Ended October 31, 2001
Amount computed using the statutory rate	$1,295
Increase (reduction) in taxes resulting from
Taxes on foreign income	49
State taxes, net of federal benefit	154
Other	(88)

Provision for income taxes	$1,410

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

The components of net deferred tax assets and liabilities at October 31 were as follows:

	Deferred Tax Assets	Deferred Tax Liabilities
Inventory	$—	$19,240
Property, plant and equipment	—	8,967
Employee benefits	7,040	—
Allowance for bad debts and inventory reserves	718	—
Reserve for curtailment/shutdown	277	—

	$8,035	$28,207

9. Geographic and Product Information

The operations of the Company are comprised as follows:

For the Ten-Month Period Ended October 31, 2001
Sales to customers
U.S.	$581,154
Canada	64,795

Total sales and operating revenues	$645,949

Assets
U.S.	$267,012
Canada	32,824

Total assets	$299,836

Sales by product line for the ten-month period ended October 31, 2001, were as follows:

For the Ten-Month Period Ended October 31, 2001
Asset Category

Aluminum	48.8%
Stainless steel	50.3
Other	0.9

100.0%

10. Pension Plans

Alcoa maintained various defined benefit pension plans that cover substantially all of RASCO’s employees. Substantially all of the U.S. employees of RASCO are covered by noncontributory defined benefit pension plans maintained by Alcoa. Plans covering salaried employees provide pension benefits based on a formula that

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

considers length of service and earnings during years of service. Plans covering hourly employees generally provide a specific amount of benefits for each year of service. For purposes of these financial statements, the U.S. plans are accounted for as multi-employer plans as defined in SFAS No. 87, Employer’s Accounting for Pensions. Costs related to these multi-employer plans have been charged to RASCO based on the number of RASCO employees participating in the various plans on an average costs per employee. RSM maintains separate pension plans for certain Canadian employees.

As a result of the formation of Integris on November 1, 2001, it is probable that the U.S. employees covered by Alcoa plans will withdraw from the plans to participate in newly formed plans to be established by Integris. RASCO’s U.S. pension obligation is expected to be fully funded and therefore no obligation has been recognized as of October 31, 2001. RASCO’s domestic pension expense for the ten-month period ended October 31, 2001, was $808. There were no contributions due at October 31, 2001.

The table below reflects the status of RSM’s pension plans at October 31 as determined by actuarial valuation:

For the Ten-Month Period Ended October 31, 2001

Change in benefit obligation
Benefit obligation at beginning of period—January 1, 2001	$2,008
Service cost	85
Interest cost	117
Actuarial losses	(56)
Benefits paid	(513)

Benefit obligation at end of period—October 31, 2001	1,641

Change in plan assets
Fair value of plan assets at beginning of period—January 1, 2001	994
Actual return on plan assets	(39)
Employer contribution	27
Benefits paid	(513)

Fair value of plan assets at end of period—October 31, 2001	469

Funded status	(1,172)
Unrecognized actuarial loss	130

Net amount recognized	$(1,042)

Amount recognized in the consolidated balance sheet:

For the Ten-Month Period Ended October 31, 2001

Accrued benefit liability	$1,042

Net amount recognized	$1,042

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

The components of net periodic benefit costs are reflected below:

For the Ten-Month Period Ended October 31, 2001
Components of net periodic benefit costs
Service cost	$85
Interest cost	117
Expected return on plan assets	50

$252

Weighted average assumptions used in the accounting for RSM’s plan follows:

For the Ten-Month Period Ended October 31, 2001
Weighted average assumptions
Discount rate	6.00%
Rate of compensation increase	3.66%
Expected return on plan assets	6.00%

Alcoa also sponsors a number of defined contribution pension plans. Expenses charged to RASCO for the period were $655,000.

11. Other Postretirement Benefits

Alcoa also maintains other postretirement benefit plans that provide most of RASCO’s U.S. retired employees with healthcare and life insurance benefits. Substantially, all employees may become eligible for these benefits if they work for RASCO until retirement age. For purposes of these financial statements, the U.S. plans are accounted for as multi-employer plans as defined by SFAS No. 106, Employer’s Accounting for Postretirement Benefits Other than Pensions. Costs related to these Alcoa plans have been charged to RASCO based on the number of RASCO employees participating in the various plans on an average costs per employee.

As a result of the formation of Integris on November 1, 2001, it is probable that the employees covered by this plan will withdraw from the plan to participate in a newly formed plan to be established by Integris. As a result, RASCO has recognized an unfunded postretirement benefit obligation of approximately $17,685 at October 31, 2001. These amounts were calculated assuming a discount rate of 7.0%. The plan is unfunded.

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2001 and future years.

12. Contingent Liabilities

RASCO is subject to various claims and actions including those pertaining to environmental laws and regulations, product liability and health and safety matters arising in the ordinary course of business.

Reynolds Aluminum Supply Company

(The Distribution Business of Reynolds Metals Company)

Notes to Combined Financial Statements—(Continued)

(dollars in thousands, unless otherwise noted)

In early 2002, Alcoa became aware of asserted and potentially unasserted claims related to RASCO’s sale of certain aluminum products to maritime customers for use in the construction of ships prior to October 31, 2001. The matter is still in the preliminary stages of investigation. Therefore, it is not possible to determine the outcome or to estimate with any degree of accuracy the potential costs associated with these claims. Based on these facts, it is possible that future results of operations or liquidity could be materially affected. Due to this uncertainty, no amounts have been provided for such matters in the accompanying financial statements as of October 31, 2001. As a result of the formation of Integris on November 1, 2001, Alcoa has agreed to provide Integris with defense and indemnity to certain legal matters and claims.

Except for matters discussed above, management believes that the disposition of other claims and actions, either individually or in the aggregate, are not expected to have a material adverse effect on RASCO’s competitive or financial position. No assurance can be given, however, that the disposition of one or more of such claims or actions in a particular reporting period will not be material in relation to the reported results for such period.

[GRAPHICS]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts, except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee, are estimates.

SEC registration fee	$12,670
NASD filing fee	10,500
NYSE listing fee and expenses	*
Blue sky fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, as amended, allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses, (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully and negligently approves an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Article Seven of our certificate of incorporation provides that our directors shall not be personally liable to us and our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Our by-laws provide that we may indemnify any person who is or was a director, officer or employee of us to the fullest extent permitted by Delaware law. The indemnification provisions contained in our by-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

Pursuant to the underwriting agreement, in the form filed as an exhibit to this registration statement, the underwriters will agree to indemnify directors and our officers and persons controlling us, within the meaning of the Securities Act against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 15. Recent Sales of Unregistered Securities.

On October 3, 2001, we issued 50 shares of capital stock to NAMD, Inc., a subsidiary of BHP Billiton, and 50 shares of capital stock to Reynolds Metals Company, a subsidiary of Alcoa, in connection with the formation of Integris Metals, Inc.

These transactions were exempt from the registration requirements of the Securities Act of 1933 by reason of Section 4(2) of the Securities Act, based on the private nature of the transactions and the financial sophistication of the purchasers, each of whom had access to complete information concerning us and acquired the securities for investment and not with a view to the distribution thereof.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation*

3.2	Amended and Restated By-laws*

4.1	Specimen common stock certificate*

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*

10.1	Integris Metals, Inc. Senior Secured Credit Facility*

10.3.1	Employment Agreement of Louis F. Terhar dated as of March 20, 2004*

10.4.1	2004 Integris Metals Corporation Stock Incentive Plan*

10.4.2	2002 Phantom Stock Option Plan*

Exhibit No.	Description
21.1	Subsidiaries of Registrant*

23.1.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, relating to the consolidated financial statements of Integris Metals, Inc.

23.1.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, relating to the combined financial statements of the Metals Distribution Businesses of NAMD, Inc.—Predecessor Entity

23.1.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, relating to the combined financial statements of the Metals Distribution Businesses of NAMD, Inc.—Successor Entity

23.1.4	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, relating to the combined financial statements of Reynolds Aluminum Supply Company

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included in the signature pages hereto)

99.1	Consent of Nominated Director

*	To be filed by amendment.

(b) Financial Statement Schedules.

Report of Independent Registered Public Accounting Firm

on

Financial Statement Schedules

To the Board of Directors and Stockholders

of Integris, Metals Inc. and Subsidiary:

Our audits of the consolidated financial statements referred to in our report dated March 11, 2004, except for Note 16 and 17, for which the date is July 28, 2004 appearing in this Registration Statement on Form S-1 of Integris Metals, Inc. and Subsidiary also included an audit of the financial statement schedules included in this Registration Statement on Form S-1. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

July 28, 2004

Report of Independent Registered Public Accounting Firm

on

Financial Statement Schedules

To the Management

of NAMD Inc.:

Our audits of the combined financial statements referred to in our report dated June 17, 2002, except for Note 8 and Note 9, for which the date is July 28, 2004 appearing in this Registration Statement on Form S-1 of The Metals Distribution Businesses of NAMD Inc.—Predecessor Entity also included an audit of the financial statement schedules included in this Registration Statement on Form S-1. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

July 28, 2004

Report of Independent Registered Public Accounting Firm

on

Financial Statement Schedules

To the Management

of NAMD Inc.:

Our audits of the combined financial statements referred to in our report dated June 17, 2002, except for Note 8 and Note 9, for which the date is July 28, 2004 appearing in this Registration Statement on Form S-1 of The Metals Distribution Businesses of NAMD Inc.—Successor Entity also included an audit of the financial statement schedules included in this Registration Statement on Form S-1. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

July 28, 2004

Report of Independent Registered Public Accounting Firm

on

Financial Statement Schedule

To the Management

of Reynolds Aluminum Supply Company:

Our audits of the combined financial statements referred to in our report dated March 15, 2002, except for Note 9, for which the date is July 28, 2004, appearing in this Registration Statement on Form S-1 of Reynolds Aluminum Supply Company also included an audit of the financial statement schedule included in this Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

July 28, 2004

INTEGRIS METALS CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(dollars in thousands)

		Additions
Allowance for Doubtful Accounts	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts (1)	Deductions (2)	Balance at End of Period
The Metals Distribution Businesses of NAMD Inc. Predecessor January 1, 2001 to June 30, 2001	$2,563	$628	$(5)	$(48)	$3,234
The Metals Distribution Businesses of NAMD Inc. Successor July 1, 2001 to October 31, 2001	$3,234	$384	$(38)	$276	$3,304
Reynolds Aluminum Supply Company January 1, 2001 to October 31, 2001	$1,245	$2,128	$(13)	$2,450	$910
Integris Metals, Inc. November 1, 2001 to December 28, 2001	$4,214	$1,062	$12	$591	$4,697
Integris Metals, Inc. Fiscal Year Ended January 3, 2003	$4,697	$3,812	$13	$2,688	$5,834
Integris Metals, Inc. Fiscal Year Ended January 2, 2004	$5,834	$1,658	$181	$1,500	$6,173

(1)	Represents impact on foreign currency.
(2)	Uncollectible accounts written off, net of recoveries.

		Additions
Valuation Allowance on Deferred Tax Assets	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts (1)	Deductions	Balance at End of Period
The Metals Distribution Businesses of NAMD Inc. Predecessor January 1, 2001 to June 30, 2001	$1,230	$1,246	$(16)	$—	$2,460
The Metals Distribution Businesses of NAMD Inc. Successor July 1, 2001 to October 31, 2001	$2,460	$1,606	$(176)	$—	$3,890
Integris Metals, Inc. November 1, 2001 to December 28, 2001	$3,890	$1,318	$467	$—	$5,675
Integris Metals, Inc. Fiscal Year Ended January 3, 2003	$5,675	$1,072	$49	$—	$6,796
Integris Metals, Inc. Fiscal Year Ended January 2, 2004	$6,796	$(1,453)	$1,425	$—	$6,768

(1)	Represents impact on foreign currency.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on August 20, 2004.

INTEGRIS METALS CORPORATION

By:	/s/ LOUIS F. TERHAR
Louis F. Terhar Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Louis F. Terhar and Everett P. Chesley, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ LOUIS F. TERHAR Louis F. Terhar	Chief Executive Officer (Principal Executive Officer)	August 20, 2004

/S/ EVERETT P. CHESLEY Everett P. Chesley	Chief Financial Officer, Treasurer (Principal Financial Officer and Principal Accounting Officer)	August 20, 2004

/S/ GEORGE J. KARPAKIS George J. Karpakis	Director	August 20, 2004

/S/ WILLIAM E. LEAHEY, JR. William E. Leahey, Jr.	Director	August 20, 2004

/S/ RICHARD P. MCCRACKEN Richard P. McCracken	Director	August 20, 2004

/S/ ANDRE L. LIEBENBERG Andre L. Liebenberg	Director	August 20, 2004

/S/ WILLIAM B. PLUMMER William B. Plummer	Director	August 20, 2004

/S/ MARCUS P. RANDOLPH Marcus P. Randolph	Director	August 20, 2004

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation*

3.2	Amended and Restated By-laws*

4.1	Specimen common stock certificate*

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*

10.1	Integris Metals, Inc. Senior Secured Credit Facility*

10.3.1	Employment Agreement of Louis F. Terhar dated as of March 20, 2004*

10.4.1	2004 Integris Metals Corporation Stock Incentive Plan*

10.4.2	2002 Phantom Stock Option Plan *

21.1	Subsidiaries of Registrant*

23.1.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, relating to the consolidated financial statements of Integris Metals, Inc.

23.1.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, relating to the combined financial statements of the Metals Distribution Businesses of NAMD, Inc.—Predecessor Entity

23.1.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, relating to the combined financial statements of the Metals Distribution Businesses of NAMD, Inc.—Successor Entity

23.1.4	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, relating to the combined financial statements of Reynolds Aluminum Supply Company

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included in the signature pages hereto)

99.1	Consent of Nominated Director

*	To be filed by amendment